As Filed with the Securities and Exchange Commission on November 30, 2007
Registration Nos.: 333-______; 811-08183

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
PRE-EFFECTIVE AMENDMENT NO. ( )
POST-EFFECTIVE AMENDMENT NO. ( )
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT
COMPANY ACT OF 1940
Amendment No. (20)
(Check appropriate box or boxes)

VARIABLE ANNUITY-1 SERIES ACCOUNT
(Exact name of Registrant)
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Name of Depositor)
50 Main Street, 9th Floor
White Plains, New York 10606
(Address of Depositor’s Principal Executive Offices) (Zip Code)

Depositor’s Telephone Number, including Area Code:
(800) 537-2033

Raymond L. McFeetors
President and Chief Executive Officer
c/o First Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111
(Name and Address of Agent for Service)

Copy to:
James F. Jorden, Esq.
Jorden Burt LLP
1025 Thomas Jefferson Street, N.W., Suite 400 East
Washington, D.C. 20007-5208

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: Flexible Premium Deferred Variable Annuity Contracts.

SCHWAB ONESOURCE ANNUITYTM

A flexible premium deferred variable annuity
Issued by
First Great-West Life & Annuity Insurance Company

Overview

This Prospectus describes the Schwab OneSource Annuity (the “Contract”) — a flexible premium deferred variable annuity contract that allows you to accumulate assets on a tax-deferred basis for retirement or other long-term purposes. First Great-West Life & Annuity Insurance Company (“we,” “us,” or “First Great-West”) issues the Contract as individual contracts.

This Prospectus presents important information you should review before purchasing the Schwab OneSource Annuity. Please read it carefully and keep it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information dated _______, 2007 (as may be amended from time to time), and filed with the Securities and Exchange Commission (the “SEC”). The Statement of Additional Information is incorporated by reference into this Prospectus and is legally a part of this Prospectus. You may obtain a copy without charge by contacting the Annuity Service Center at the above address or phone number. Or, you can obtain it by visiting the SEC’s web site at www.sec.gov. This web site also contains other information about us that has been filed electronically.

How to Invest

We refer to amounts you invest in the Contract as “Contributions.” The minimum initial Contribution is $5,000. Additional Contributions can be made at any time before you begin receiving annuity payments or taking periodic withdrawals.

The minimum subsequent Contribution is:

•       $500 per Contribution; or

•       $100 per Contribution if made via Automatic Bank Draft Plan.

Allocating Your Money

When you contribute money to the Schwab OneSource Annuity, you can allocate it among the Sub-Accounts of the Variable Annuity-1 Series Account which invest in the following Portfolios:

•       AIM V.I. International Growth Fund – Series I Shares

•       Alger American Growth Portfolio – Class O Shares

•       Alger American MidCap Growth Portfolio – Class O Shares

•       AllianceBernstein VPS Growth & Income Portfolio – Class A Shares

•       AllianceBernstein VPS Growth Portfolio – Class A Shares

•       AllianceBernstein VPS International Growth Portfolio – Class A Shares

•       AllianceBernstein VPS International Value Portfolio – Class A Shares

•       AllianceBernstein VPS Real Estate Investment Portfolio – Class A Shares

•       AllianceBernstein VPS Small/Mid Cap Value Portfolio – Class A Shares

•       AllianceBernstein VPS Utility Income Portfolio – Class A Shares

•       American Century VP Balanced Fund –Class I Shares

•       American Century VP Income & Growth Fund –Class I Shares

•       American Century VP Value Fund – Class I Shares

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___ __, 2007.

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•       Delaware VIP Growth Opportunities Series – Standard Class

•       Delaware VIP Small Cap Value Series– Standard Class

•       Dreyfus Investment Portfolios MidCap Stock Portfolio – Initial Shares

•       Dreyfus Variable Investment Fund Appreciation Portfolio – Initial Shares

•       DWS Blue Chip VIP  – Class A Shares

•       DWS Capital Growth VIP  – Class A Shares

•       DWS Dreman High Return Equity VIP – Class A Shares

•       DWS Dreman Small Mid Cap Value VIP – Class A Shares

•       DWS Health Care VIP – Class A Shares

•       DWS Large Cap Value VIP  – Class A Shares

•       DWS Small Cap Index VIP   – Class A Shares

•       Federated Fund for U.S. Government Securities II

•       Franklin Small Cap Value Securities Fund – Class II

•       Janus Aspen Series Balanced Portfolio – Service Shares

•       Janus Aspen Series Flexible Bond Portfolio – Service Shares

•       Janus Aspen Series Growth and Income Portfolio – Service Shares

•       LVIP Baron Growth Opportunities Fund – Service Shares

•       Neuberger Berman AMT Regency Portfolio – Class S Shares

•       NVIT Mid Cap Index Fund – Class II Shares

•       Oppenheimer Global Securities Fund/VA

•       Oppenheimer International Growth Fund/VA

•       PIMCO VIT High Yield Portfolio – Administrative Class Shares

•       PIMCO VIT Low Duration Portfolio – Administrative Class Shares

•       PIMCO VIT Total Return Portfolio – Administrative Class Shares

•       Pioneer Fund VCT Portfolio – Class I Shares

•       Pioneer Growth Opportunities VCT Portfolio – Class I Shares

•       Pioneer Mid Cap Value VCT Portfolio – Class II Shares

•       Pioneer Small Cap Value Fund VCT Portfolio – Class I Shares

•       Schwab MarketTrack Growth Portfolio II TM

•       Schwab Money Market Portfolio TM

•       Schwab S&P 500 Index Portfolio

•       Seligman Communication & Information Portfolio– Class 2 Shares

•       Third Avenue Value Portfolio – Variable Series Trust Shares

•       Van Kampen LIT Comstock Portfolio – Class I Shares

•       Van Kampen LIT Growth & Income Portfolio – Class I Shares

•       Wells Fargo Advantage VT Discovery Fund – Class VT Shares

•       Wells Fargo Advantage VT Opportunity Fund – Class VT Shares

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with the Contracts other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

This Contract is not available in all states.

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Sales and Surrender Charges

There are no sales, redemption, surrender, or withdrawal charges under the Schwab OneSource Annuity.

Right of Cancellation Period

After you receive your Contract, you can look it over for at least 10 days and up to 60 days for replacement policies, during which time you may cancel your Contract as described in more detail on this Prospectus.

Payout Options

The Schwab OneSource Annuity offers three payout options - through periodic withdrawals, variable annuity payouts or a single, lump-sum payment. The Contracts are not deposits of, or guaranteed or endorsed by, any bank, nor are the Contracts federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency. The Contracts involve certain investment risks, including possible loss of principal.

For account information, please contact:

Annuity Service Center
P.O. Box 173920
Denver, CO  80217-3920
1-888-560-5938.

Via Internet:

www.schwab.com
For clients of investment managers who are Schwab Alliance customers:
www.schwaballiance.com
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Definitions

1035 Exchange—A provision of the Internal Revenue Code of 1986, as amended (the “Code”), that allows for the tax-free exchange of certain types of insurance contracts.

Accumulation Period—The time period between the Effective Date and the Annuity Commencement Date. During this period, you are contributing to the annuity.

Annuitant—The person named in the application upon whose life the payout of an annuity is based and who will receive annuity payouts. If a Contingent Annuitant is named, the Annuitant will be considered the “Primary Annuitant.”

Annuity Account—An account established by us in your name that reflects all account activity under your Contract.

Annuity Account Value—The sum of the value of each Sub-Account you have selected.

Annuity Commencement Date—The date annuity payouts begin.

Annuity Payout Period—The period beginning on the Annuity Commencement Date and continuing until all annuity payouts have been made under the Contract. During this period, the Annuitant receives payouts from the annuity.

Annuity Service Center—P.O. Box 173920, Denver, CO, 80217-3920. The toll-free telephone number is 1-888-560-5938

Annuity Unit—An accounting measure we use to determine the amount of any variable annuity payout after the first annuity payout is made.

Automatic Bank Draft Plan—A feature that allows you to make automatic periodic Contributions. Contributions will be withdrawn from an account you specify and automatically credited to your Annuity Account.

Beneficiary—The person(s) designated to receive any Death Benefit under the terms of the Contract.

Contingent Annuitant—The person you may name in the application who becomes the Annuitant when the Primary Annuitant dies. The Contingent Annuitant must be designated before the death of the Primary Annuitant.

Contingent Beneficiary—The person designated to become the Beneficiary when the primary Beneficiary dies.

Contributions—The amount of money you invest or deposit into your annuity prior to any Premium Tax or other deductions.

Death Benefit—The amount payable to the Beneficiary when the Owner or the Annuitant dies.

Distribution Period—The period starting with your Payout Commencement Date.

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Schwab OneSource Annuity Structure
Your Annuity Account
|
Series Account
Contains the money you contribute
to variable investment options
(the Sub-Accounts).
|
Sub-Accounts
Shares of the Portfolios are held
in Sub-Accounts. There is one
Sub-Account for each Portfolio.
|
Portfolios

Effective Date—The date on which the first Contribution is credited to your Annuity Account.

Owner (Joint Owner) or You—The person(s) named in the application who is entitled to exercise all rights and privileges under the Contract, while the Annuitant is living. Joint Owners must be husband and wife as of the date the Contract is issued. The Annuitant will be the Owner unless otherwise indicated in the application.

Payout Commencement Date—The date on which annuity payouts or periodic withdrawals begin under a payout option. If you do not indicate a Payout Commencement Date on your application or at any time thereafter, annuity payouts will begin on the Annuitant’s 90th birthday.

Portfolio—A registered management investment company, or Portfolio thereof, in which the assets of the Series Account may be invested.

Premium Tax—A tax charged by a state or other governmental authority. Varying by state, the current range of Premium Taxes is 0% to 3.5% and may be deducted with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Commencement Date, or the Annuity Account Value when incurred by First Great-West or at another time of First Great-West’s choosing.

Proportional Withdrawals—A partial withdrawal made by you which reduces your Annuity Account Value measured as a percentage of each prior withdrawal against the current Annuity Account Value. A Proportional Withdrawal is determined by calculating the percentage the withdrawal represents of your Annuity Account Value at the time the withdrawal was made.

Proportional Withdrawals, continued— For example, a partial withdrawal of 75% of the Annuity Account Value represents a Proportional Withdrawal of 75% of the total Contributions for purposes of calculating the Death Benefit under option 2.

Request—Any written, telephoned, electronic or computerized instruction in a form satisfactory to First Great-West and Schwab received at the Annuity Service Center (or other annuity service center subsequently named) from you, your designee (as specified in a form acceptable to First Great-West and Schwab) or the Beneficiary (as applicable) as required by any provision of the Contract. The Request is subject to any action taken or payment made by First Great-West before it was processed.

Series Account—The segregated asset account established by First Great-West under New York law and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”). The Series Account is also referred to as the separate account.

Sub-Account—A division of the Series Account containing the shares of a Portfolio. There is a Sub-Account for each Portfolio.

Surrender Value —Your Annuity Account Value on the Transaction Date of the surrender, less Premium Tax, if any.

Transaction Date—The date on which any Contribution or Request from you will be processed. Contributions and Requests received after 4:00 p.m. EST/EDT will be deemed to have been received on the next business day. Requests will be processed and the Annuity Account Value will be determined on each day that the New York Stock Exchange is open for trading.

Transfer—Moving money from and among the Sub-Account(s).

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Fee Table

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer cash value between investment options. State premium taxes may also be deducted.

Contract Owner Transaction Expenses

Sales Load Imposed on Purchases
(as a percentage of purchase payments):              None

Maximum Surrender Charge
(as a percentage of purchase payments):              None

Maximum Transfer Charge:                                 $25*

* Applicable to each Transfer after the first twelve Transfers each calendar year. Currently, there is no charge for Transfers. We reserve the right, however, to impose a transfer fee after we notify you. See “Transfers.”

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Annual Contract Maintenance Charge                    None

Series Account Annual Expenses (as a percentage of average net assets)

Maximum Mortality and Expense Risk Charge:        0.85%*

Distribution Charge:                                                     None

Total Series Account Annual Expenses:                    0.85%*

* If you select Death Benefit option 1, your Mortality and Expense Risk Charge and Total Series Account Annual Expenses will be 0.65%. If you select Death Benefit Option 2, this charge will be 0.85%.

The next item shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses	Minimum	Maximum

(Expenses that are deducted from Portfolio assets, including management fees, distribution [and/or service] (12b-1) fees, and other expenses)	0.28%	1.77%[1]
__________________
[1] The expenses shown are based, in part, on estimated amounts for the current fiscal year, and do not reflect any fee waiver or expense reimbursement. The advisers and/or other service providers of certain Portfolios have agreed to reduce their fees and/or reimburse the Portfolios’ expenses in order to keep the Portfolios’ expenses below specified limits. The expenses of certain Portfolios are reduced by contractual fee reduction and expense reimbursement arrangements. Other Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Portfolio’s prospectus.

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THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY THE PORTFOLIOS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, contract fees, Series Account annual expenses, and Portfolio fees and expenses.

The Example assumes that you invest $10,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Portfolios. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Portfolio. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract, annuitize your Contract OR if you do not surrender your Contract at the end of the applicable time period:

1 year	3 years
$272	$875

This Example does not show the effect of premium taxes. Premium taxes (ranging from 0% to 3.5%) are deducted from Contract Value upon full surrender, death, or annuitization. This Example also does not include any of the taxes or penalties you may be required to pay if you surrender your Contract.

The fee table and example should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See “Charges and Deductions” in this Prospectus. Owners who purchase the Contract may be eligible to apply the contract value to the total amount of their household assets maintained at Schwab. If the total amount of their household assets at Schwab meets certain predetermined breakpoints, they may be eligible for certain fee reductions or other related benefits offered by Schwab. All terms and conditions regarding the fees and account types eligible for such consideration are determined by Schwab. Charges and expenses of the variable annuity contract described in this Prospectus are NOT subject to reduction or waiver by Schwab. Please consult a Charles Schwab representative for more information.

Condensed Financial Information

Because no Contract has been sold as of December 31, 2006, accumulation unit values and ending accumulation units outstanding for the Sub-Accounts have not been provided.

Summary

The Schwab OneSource Annuity allows you to accumulate assets on a tax-deferred basis by investing in a variety of variable investment options (the Sub-Accounts). The performance of your Annuity Account Value will vary with the investment performance of the Portfolios corresponding to the Sub-Accounts you select. You bear the entire investment risk for all amounts invested in them. Depending on the performance of the

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Sub-Accounts you select, your Annuity Account Value could be less than the total amount of your Contributions.

You may purchase the Schwab OneSource Annuity through a 1035 Exchange from another insurance contract. However, in no event, may you purchase the Contract as a part of a tax-qualified plan or a rollover of amounts from such a plan, including an IRA.

How to contact the Annuity Service Center:

P.O. Box 173920 Denver, CO 80217-3920 1-888-560-5938.

Your initial Contribution must be at least $5,000. Subsequent Contributions must be either $500; or $100 if made through an Automatic Bank Draft Plan.

The money you contribute to the Contract will be invested at your direction. The duration of your Right of Cancellation period under New York state law is 10 days after you receive your Contract. Allocations during the Right of Cancellation period are described in more detail in this Prospectus.

Prior to the Payout Commencement Date, you can withdraw all or a part of your Annuity Account Value. There are no surrender or withdrawal charges. Certain withdrawals will normally be subject to federal income tax and may also be subject to a federal penalty tax. You may also pay a Premium Tax upon a withdrawal.

When you’re ready to start taking money out of your Contract, you can select from a variety of payout options, including a lump sum payment or variable annuity payouts as well as periodic payouts.

If the Annuitant dies before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary you select. If the Owner dies before the entire value of the Contract is distributed, the remaining value will be distributed according to the rules outlined in the “Death Benefit” section on page [ ].

The amount distributed to your Beneficiary will depend on the Death Benefit option you select. We offer two options. For Option 1, the Owner, Annuitant, and Contingent Annuitant each must be age 85 or younger at the time the Contract is issued. Option 1 provides for the payment of your Annuity Account Value minus any Premium Tax. For Option 2, the Owner, Annuitant, and Contingent Annuitant each must be age 80 or younger at the time the Contract is issued. Option 2 provides for the payment of the greater of (1) your Annuity Account Value, minus any Premium Tax or (2) the sum of all Contributions, minus any Proportional Withdrawals you have made and minus any Premium Tax. If you select Death Benefit option 1, your Mortality and Expense Risk Charge will be 0.65%. If you choose Death Benefit option 2, this charge will be 0.85%. In addition, each Portfolio assesses a charge for management fees and other expenses.

You may cancel your Contract during the Right of Cancellation period by sending it to the Annuity Service Center or to the representative from whom you purchased it. If you are replacing an existing insurance contract with the Contract, the Right of Cancellation period may be extended based on your state of residence. The Right of Cancellation period is described in more detail in this Prospectus.

This summary highlights some of the more significant aspects of the Schwab OneSource Annuity. You’ll find more detailed information about these topics throughout the Prospectus and in your Contract. Please keep them both for future reference

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First Great-West Life & Annuity Insurance Company

First Great-West (formerly known as Canada Life Insurance Company of New York (“CLNY”)) is a stock life insurance company incorporated under the laws of the State of New York on June 7, 1971. First Great-West operates in two business segments: (1) employee benefits (life, health, and 401(k) products for group clients); and (2) financial services (savings products for both public and non-profit employers and individuals, and life insurance products for individuals and businesses). We are licensed to do business in New York. First Great-West’s Home Office is located at 50 Main Street, 9th Floor, White Plains, New York 10606.

First Great-West is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (“GWL&A”), a life insurance company domiciled in Colorado. GWL&A is a wholly-owned subsidiary of GWL&A Financial Inc. (“GWL&A Financial”), a Delaware holding company. GWL&A Financial is an indirect wholly-owned subsidiary of Great-West Lifeco, Inc. (“Lifeco”), a Canadian holding company. Lifeco is a subsidiary of Power Financial Corporation (“Power Financial”), a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada (“Power Corporation”), a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation.

Effective December 31, 2005, First Great-West Life & Annuity Insurance Company, a stock life insurance company incorporated under the laws of the State of New York on April 9, 1996, was merged with and into CLNY. Upon the merger, CLNY became the surviving entity under New York corporate law and was renamed to First Great-West Life & Annuity Insurance Company. As the surviving corporation in the merger, CLNY assumed legal ownership of all of the assets of the First Great-West Life & Annuity Insurance Company, including the Series Account, and it became directly liable for the First Great-West Life & Annuity Insurance Company’s liabilities and obligations, including those with respect to the Contract supported by the Series Account.

The Series Account

The Series Account is registered with the SEC under the 1940 Act, as a unit investment trust. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Series Account.

The Variable Annuity-1 Series Account was established in accordance with New York laws on January 15, 1997. Upon the merger, the Series Account was transferred intact, and will continue to maintain its separate account status as a unit investment trust under the 1940 Act and as a separate account under applicable state insurance law.

We own the assets of the Series Account. The income, gains or losses, realized or unrealized, from assets allocated to the Series Account are credited to or charged against the Series Account without regard to our other income gains or losses.

We will at all times maintain assets in the Series Account with a total market value at least equal to the reserves and other liabilities relating to the variable benefits under all Contracts participating in the Series Account. Those assets may not be charged with our liabilities from our other business. Our obligations under those Contracts are, however, our general corporate obligations.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Series Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the Series Account or our other separate accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Series Account receives; and (ii) under applicable income tax law, Owners are not the owners of the assets generating the benefits.

The Series Account is divided into several Sub-Accounts. Each Sub-Account invests exclusively in shares of a corresponding investment Portfolio of a registered investment company (commonly known as a mutual fund). We may in the future add new, or delete existing, Sub-Accounts. The income, gains or losses, realized

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or unrealized, from assets allocated to each Sub-Account are credited to, or charged against, that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be fully invested in Portfolio shares.

We hold the assets of the Series Account. We keep those assets physically segregated and held separate and apart from our general account assets. We maintain records of all purchases and redemptions of shares of the Portfolios.

The Portfolios

The Contract offers a number of Portfolios, corresponding to the Sub-Accounts. Each Sub-Account invests in a single Portfolio. Each Portfolio is a separate mutual fund registered under the 1940 Act. More comprehensive information, including a discussion of potential risks, is found in the current prospectuses for the Portfolios (the “Portfolio Prospectuses”). The Portfolio Prospectuses should be read in connection with this Prospectus. You may obtain a copy of the Portfolio Prospectuses without charge by Request.

Each Portfolio:

•     holds its assets separately from the assets of the other Portfolios,

•     has its own distinct investment objectives and policies, and

•     operates as a separate investment fund.

The income, gains and losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

The Portfolios are not available to the general public directly. The Portfolios are only available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

Some of the Portfolios have been established by investment advisers, which manage publicly available mutual funds having similar names and investment objectives. While some of the Portfolios may be similar to, and may in fact be modeled after publicly available mutual funds, you should understand that the Portfolios are not otherwise directly related to any publicly available mutual fund. Consequently, the investment performance of publicly available mutual funds and any corresponding Portfolios may differ. The investment objectives of the Portfolios are briefly described below:

AIM Variable Insurance Funds Trust — advised by AIM Advisors, Inc., Houston, Texas.

AIM V.I. International Growth Fund–Series I Shares  seeks to provide long-term growth of capital. The Portfolio seeks to meet its objective by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum. The Portfolio focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market. The Portfolio will normally invest in companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the Pacific Basin. The Portfolio may invest no more than 20% of its total assets in securities of issuers located in developing countries, i.e., those that are in the initial stages of their industrial cycles.

The Alger American Fund—advised by Fred Alger Management, Inc. of New York, New York.

Alger American Growth Portfolio-Class O Shares seeks long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management. Under normal circumstances, the Portfolio invests primarily in the equity securities of companies that have a market capitalization of $1 billion or greater.

Alger American MidCap Growth Portfolio-Class O Shares  seeks long-term capital appreciation. It focuses on midsized companies that the manager believes demonstrate promising growth potential. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in

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the Russell MidCap Growth Index or the S&P MidCap 400 Index, as reported by the indexes as of the most recent quarter-end. Both indexes are designed to track the performance of medium-capitalization stocks.

AllianceBernstein Variable Products Series Fund, Inc.—advised by AllianceBernstein, L.P., New York, New York.

AllianceBernstein VPS Growth & Income Portfolio-Class A Shares  seeks long-term growth of capital. The Portfolio may also invest in high-quality securities and in securities of foreign issuers. The Portfolio may enter into derivatives transactions, such as options, futures, forwards and swap agreements.

AllianceBernstein VPS Growth Portfolio-Class A Shares seeks to provide long-term growth of capital. The Portfolio invests primarily in equity securities of companies with favorable earnings outlooks and whose long-term growth rates are expected to exceed that of the U.S. economy over time. The Portfolio emphasizes investments in large- and mid-cap companies. The Portfolio may enter into derivatives transactions, such as options, futures or forwards agreements. The Portfolio may invest in zero coupon securities and payment-in-kind bonds, depositary receipts and asset-backed securities. The Portfolio may also enter into forward commitments.

AllianceBernstein VPS International Growth Portfolio–Class A Shares seeks long-term growth of capital. The Portfolio invests primarily in an international portfolio of equity securities of companies located in both developed and emerging countries. The Portfolio invests, under normal circumstances, in the equity securities of companies based in at least three countries (and normally substantially more) other than the United States. The Portfolio’s investments include investments in securities of companies that are established as a result of privatizations of state enterprises. The Portfolio also may invest in debt securities and convertible debt securities. The Portfolio may maintain no more than 5% of its net assets in lower-rated securities. The Portfolio may enter into derivatives transactions, such as options, futures, forwards and swap agreements.

AllianceBernstein VPS International Value Portfolio-Class A Shares  seeks long-term growth of capital. The Portfolio invests primarily in a diversified portfolio of stocks of non-U.S. companies. The Portfolio’s investment strategy emphasizes investment in companies that are determined to be undervalued, using a fundamental value approach. The Portfolio invests typically in stocks of established companies selected from more than 40 developed and emerging market countries. Countries are usually weighted in proportion to the size of their stock markets, although the Portfolio may over- or under-weight a country depending on the relative attractiveness of investments in that country.

AllianceBernstein VPS Real Estate Investment Portfolio-Class A Shares  seeks total return from long-term growth of capital and income. The Portfolio invests, under normal circumstances, at least 80% of its net assets in equity securities of real estate investment trusts or ‘‘REITs’’ and other real estate industry companies. The Portfolio invests in real estate companies that Alliance believes have strong property fundamentals and management teams. The Portfolio seeks to invest in real estate companies whose underlying portfolios are diversified geographically and by property type. The Portfolio may invest up to 20% of its net assets in mortgage-backed securities, which are securities that directly or indirectly represent participations in or are collateralized by and payable from, mortgage loans secured by real property.

AllianceBernstein VPS Small/Mid Cap Value Portfolio-Class A Shares  seeks long-term growth of capital. The Portfolio invests primarily in a diversified portfolio of equity securities generally representing 60 to 110 companies. Under normal market conditions, the Portfolio will invest at least 80% of the value of its net assets in the equity securities of small to mid-capitalization companies. The Portfolio’s investment strategy emphasizes investment in companies that are determined by the Portfolio’s adviser to be undervalued, using a fundamental value approach.

AllianceBernstein VPS Utility Income Portfolio-Class A Shares  seeks current income and long-term growth of capital. Under normal circumstances, the Portfolio invests at least 80% of its net assets in securities of companies in the utilities industry. The Portfolio invests in securities of utility companies in the electric, telecommunications, gas, and water utility industries. The Portfolio may invest in both U.S. and foreign utility companies, although the Portfolio will limit its investments in issuers in any one foreign country to no more

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than 15% of its total assets. The Portfolio may invest up to 35% of its net assets in lower-rated securities and up to 20% of its net assets in equity and fixed-income securities of domestic and non-U.S. corporate and governmental issuers other than utility companies.

American Century Variable Portfolios, Inc.—advised by American Century® Investment Management, Inc. of Kansas City, Missouri, advisers to the American Century family of mutual funds.

American Century VP Balanced Fund-Class I Shares  seeks long-term capital growth and current income by investing approximately 60% of its assets in equity securities and the remainder in bonds and other fixed-income securities.

American Century VP Income & Growth Fund-Class I Shares seeks capital growth by investing in common stocks. Income is a secondary objective. In selecting stocks for the Portfolio, the managers select primarily from the largest 1,500 publicly traded U.S. companies.

American Century VP Value Fund- Class I Shares  seeks long-term capital growth. Income is a secondary objective. The managers look for companies whose stock price is less than they believe the company is worth. The managers attempt to purchase stock of these undervalued companies and hold them until their stock price has increased to, or is higher than, a level the managers believe more accurately reflects the fair value of the company.

Delaware VIP Trust—The Series is managed by Delaware Management Company, a series of Delaware Management Business Trust, which is an indirect wholly owned subsidiary of Delaware Management Holdings, Inc.

Delaware VIP Growth Opportunities Series-Standard Class  seeks long-term capital appreciation by investing primarily in common stocks of medium-sized companies. The Portfolio’s investment advisors consider medium-sized companies to be those companies whose market capitalizations fall within the range represented in the Russell Midcap Growth Index at the time of the Portfolio’s investment. The Portfolio may also invest in securities that are convertible into common stocks. In selecting stocks for the Portfolio, the investment advisors typically look for companies that have established themselves within their industry, but still have growth potential.

Delaware VIP Small Cap Value Series-Standard Class  seeks capital appreciation. Under normal circumstances, at least 80% of the Portfolio’s net assets will be in investments of small-capitalization companies. For the purposes of this Portfolio, small-capitalization companies are companies with a market capitalization generally less than 3.5 times the dollar-weighted, median market capitalization of the Russell 2000 Index at the time of purchase. Among other factors, the financial strength of a company, its management, the prospects for its industry, and any anticipated changes within the company, which might suggest a more favorable outlook going forward, are investment considerations for the Portfolio.

Dreyfus Investment Portfolios—advised by The Dreyfus Corporation of New York, New York.

Dreyfus Investment Portfolios MidCap Stock Portfolio-Initial Shares  seeks investment results that are greater than the total return performance of publicly traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor’s MidCap 400® Index. To pursue this goal, the Portfolio normally invests at least 80% of its assets in stocks of mid-size companies. The Portfolio invests in growth and value stocks, which are chosen through a disciplined investment process that combines computer modeling techniques, fundamental analysis, and risk management.

Dreyfus Variable Investment Fund—advised by The Dreyfus Corporation of New York, New York.

Dreyfus Variable Investment Fund Appreciation Portfolio-Initial Shares  seeks long-term capital growth consistent with the preservation of capital; current income is its secondary goal. To pursue these goals, the Portfolio invests at least 80% of its assets in common stocks. The Portfolio focuses on “blue-chip” companies with total market values of more than $5 billion at the time of purchase, including multinational companies. Fayez Sarofim & Co. is the sub-advisor to this Portfolio and, as such, provides day-to-day management.

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DWS Variable Series I—advised by Deutsche Investment Management Americas, Inc. of New York, New York.

DWS Capital Growth VIP–Class A Shares seeks to maximize long-term capital growth through a broad and flexible investment program. The Portfolio invests at least 65% of its total assets in common stock of U.S. companies. Although the Portfolio can invest in companies of any size, it generally focuses on established companies that are similar in size to the companies comprising the S&P 500 Index. In choosing stocks, the Portfolio manager looks for individual companies that have competitive positions, prospects for consistent growth, exceptional management, and strong balance sheets.

DWS Health Care VIP–Class A Shares seeks long-term growth of capital by investing, under normal circumstances, at least 80% of total assets, plus the amount of any borrowings for investment purposes, in common stocks of companies in the health care sector.

DWS Variable Series II—advised by Deutsche Investment Management Americas, Inc. of New York, New York.

DWS Blue Chip VIP–Class A Shares  seeks growth of capital and income. Under normal circumstances, the Portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of large US companies that are similar in size to the companies in the S&P 500 Index and that the Portfolio managers consider to be “blue chip” companies. Blue chip companies are large, well-known companies that typically have an established earnings and dividends history, easy access to credit, solid positions in their industry and strong management.

DWS Dreman High Return Equity VIP–Class A Shares seeks to achieve a high rate of total return. Under normal circumstances, the Portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities. The Portfolio focuses on stocks of large US companies that are similar in size to the companies in the S&P 500 Index and that the Portfolio managers believe are undervalued. Sub-advised by Dreman Value Management LLC.

DWS Dreman Small Mid Cap Value VIP–Class A Shares  seeks long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in undervalued common stocks of small and mid-size U.S. companies. Sub-advised by Dreman Value Management LLC.

DWS Large Cap Value VIP–Class A Shares seeks to achieve a high rate of total return. Under normal circumstances, the Portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of large US companies that are similar in size to the companies in the Russell 1000 Value Index and that the Portfolio managers believe are undervalued. Sub-advised by Deutsche Asset Management International GmbH.

DWS Investments VIT Funds—advised by Deutsche Investment Management, Inc. of New York, New York.

DWS Small Cap Index VIP–Class A Shares seeks to replicate, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index. The Russell 2000 Index emphasizes stocks of small U.S. companies and is a widely accepted benchmark of small-company stock performance. Under normal circumstances, the Portfolio intends to invest at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000 Index and in derivative instruments, such as futures contracts and options, that provide exposure to the stocks of companies in the Russell 2000 Index. Sub-advised by Northern Trust Investments, N.A.

Federated Insurance Series

Federated Fund for U.S. Government Securities II  seeks to provide current income. The Portfolio’s overall strategy is to invest in a portfolio consisting primarily of United States Treasury securities, United States government agency securities (including mortgage-backed securities issued or guaranteed by United States

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government agencies or instrumentalities), investment-grade non-governmental mortgage-backed securities and related derivative contracts. Advised by Federated Equity Management Company of Pittsburgh, Pennsylvania.

Franklin Templeton Variable Insurance Products Trust—advised by Franklin Advisory Services, LLC, Fort Lee, New Jersey

Franklin Small Cap Value Securities Fund–Class I Shares seeks long-term total return. The Portfolio normally invests at least 80% of its net assets in investments of small capitalization companies and normally invests predominantly in equity securities. The Portfolio invests mainly in equity securities of companies that the manager believes are undervalued.

Janus Aspen Series—advised by Janus Capital Management LLC of Denver, Colorado.

Janus Aspen Series Balanced Portfolio–Service Shares  seeks long-term capital growth, consistent with preservation of capital and balanced by current income. The Portfolio normally invests 50-60% of its assets in equity securities selected primarily for their growth potential and 40-50% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities.

Janus Aspen Series Flexible Bond Portfolio–Service Shares  seeks to obtain maximum total return, consistent with preservation of capital. The Portfolio invests, under normal circumstances, at least 80% of its assets plus the amount of any borrowings for investment purposes, in bonds. Bonds include, but are not limited to, government bonds, corporate bonds, convertible bonds, mortgage-backed securities, and zero-coupon bonds. The Portfolio will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. The Portfolio will limit its investment in high-yield/high-risk bonds to 35% or less of its net assets. This Portfolio generates total return from a combination of current income and capital appreciation, but income is usually the dominant portion.

Janus Aspen Series Growth and Income Portfolio–Service Shares  seeks long-term capital growth and current income. The Portfolio will normally invest up to 75% of its assets in equity securities selected primarily for their growth potential, and at least 25% of its assets in securities the Portfolio manager believes have income potential. Equity securities may make up part or all of this income component if they currently pay dividends or the Portfolio manager believes they have potential for increasing or commencing dividend payments. All or part of the Portfolio’s income component may consist of structured securities such as equity-linked structured notes. The Portfolio is not designed for investors who need consistent income, and the Portfolio’s investment strategies could result in significant fluctuations of income.

Lincoln Variable Insurance Products Trust—advised by Lincoln Investment Advisors Corporation of Fort Wayne, Indiana, and sub-advised by BAMCO, Inc. of New York, New York.

LVIP Baron Growth Opportunities Fund–Service Shares  seeks capital appreciation through long-term investments in securities of small and medium sized companies with undervalued assets or favorable growth prospects. A small sized company is defined as one having a market capitalization of under $2.5 billion. A mid-sized company is defined as having a market capitalization of $2.5 billion to $8 billion.

Nationwide Variable Insurance Trust—advised by Nationwide Fund Advisors of Conshohocken, Pennsylvania, and sub-advised by BlackRock Investment Management, LLC of Plainsboro, New Jersey.

NVIT Mid Cap Index Fund-Class II Shares  seeks capital appreciation. Under normal conditions, the Portfolio invests at least 80% of its net assets in equity securities of companies included in the S&P MidCap 400(R) Index and in derivative instruments linked to the index.

Neuberger Berman Advisers Management Trust—advised by Neuberger Berman Management, Inc. of New York, New York.

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Neuberger Berman AMT Regency Portfolio–Class S Shares seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The Portfolio seeks to reduce risk by diversifying among many companies, industries and sectors.

Oppenheimer Variable Account Funds—advised by OppenheimerFunds, Inc. of New York, New York.

Oppenheimer Global Securities Fund/VA seeks long term capital appreciation by investing a substantial portion of assets in securities of foreign issues, “growth-type” companies, cyclical industries, and special situations that are considered to have appreciation possibilities.

PIMCO Variable Insurance Trust—advised by Pacific Investment Management Company LLC of Newport Beach, California.

PIMCO VIT High Yield Portfolio–Administrative Class Shares  seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment object by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of high-yield securities (“junk bonds”) rated below investment grade but rated at least Caa by Moody’s or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality. The remainder of the Portfolio’s assets may be invested in investment grade Fixed Income Instruments. The average portfolio duration of this Portfolio normally varies within a two-to-six-year time frame based on PIMCO’s forecast for interest rates. The Portfolio may invest up to 20% of its total assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts, or swap agreements, or in mortgage-or asset-backed securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The “total return” sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

PIMCO VIT Low Duration Portfolio–Administrative Class Shares  seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing, under normal circumstances, at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Portfolio normally varies within a one- to three-year time frame based on PIMCO’s forecast for interest rates. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high- yield securities (“junk bonds”) rated B or higher by Moody’s or S&P, or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts, or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The “total return” sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

PIMCO VIT Total Return Portfolio–Administrative Class Shares  seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration of this Portfolio

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normally varies within a three-to six-year frame based on PIMCO’s forecast for interest rates. The Portfolio invests primarily in investment grade debt securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”) rated B or higher by Moody’s or S&P or, if unrated, determined by PIMCO to be of comparable quality. The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Portfolio may invest all of its assts in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities. The Portfolio may not invest in equity securities. The Po rtfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The “total return” sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates or improving credit fundamentals for a particular sector or security.

Pioneer Investments, Inc.—advised by Pioneer Investment Management, Inc. of Boston, Massachusetts.

Pioneer Fund VCT Portfolio–Class I Shares seeks reasonable income and capital growth. The Portfolio invests in a broad range of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The Portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. The Portfolio invests in a broad list of carefully selected, reasonably priced securities for reasonable income and growth.

Pioneer Growth Opportunities VCT Portfolio–Class I Shares seeks growth of capital. To achieve its objective, under normal circumstances the Portfolio invests most of its assets in equity securities of companies the advisor considers to be reasonably priced or undervalued, with above average growth potential.

Pioneer Mid Cap Value VCT Portfolio–Class II Shares seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, the Portfolio invests at least 80% of its total assets in equity securities of mid-size companies, that is companies with market values within the range of market values of companies included in the Russell MidCap Value Index. The Portfolio focuses on issuers with capitalization in the $1 billion to $10 billion range, and that range will change depending on market conditions.

Pioneer Small Cap Value VCT Portfolio–Class I Shares seeks capital growth by investing in a diversified portfolio of securities, consisting primarily of equity securities of small companies. To achieve its objective, under normal circumstances the Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity and equity-related securities of small companies with total market capitalization at the time of investment of less than $1.5 billion. Small companies are those with market values, at the time of investment, that do not exceed the greater of the market capitalization of the largest company within the Russell 2000 Index or the 3-year rolling average of the market capitalization of the largest company within the Russell 2000 Index as measured at the end of the preceding month.

Schwab Annuity Portfolios—advised by Charles Schwab Investment Management, Inc. of San Francisco, California.

Schwab MarketTrack Growth Portfolio IITM  seeks to provide high capital growth with less volatility than an all stock portfolio.

Schwab Money Market PortfolioTM  seeks the highest current income consistent with stability of capital and liquidity. This Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. There can be no assurance that it will be able to maintain a stable net asset value of $1.00 per share.

Schwab S&P 500 Index Portfolio seeks to track the price and dividend performance (total return) of stocks of U.S. companies, as represented in the Standard & Poor’s Composite Stock Price Index (the S&P 500).

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Seligman Portfolios, Inc.—advised by J. & W. Seligman & Co. Incorporated, New York, New York.

Seligman Communications and Information Fund–Class 2 Shares seeks capital gain. The Portfolio invests at least 80% of its net assets in securities of companies operating in the communications, information, and related industries. The Portfolio may invest in companies of any size.

Third Avenue Variable Series Trust—advised by Third Avenue Management LLC, of New York, New York.

Third Avenue Value Portfolio–Variable Series Trust Shares -  seeks long-term capital appreciation mainly by acquiring common stocks of well-financed companies (meaning companies without significant liabilities in comparison to their overall resources) at a discount to what the adviser believes is their intrinsic value. The Portfolio also seeks to acquire senior securities, such as preferred stocks, and debt instruments (including high-yield securities) that the adviser believes are undervalued. Acquisitions of these senior securities and debt instruments will generally be limited to those providing: (1) protection against the issuer taking certain actions which could reduce the value of the security; and (2) above-average current yields, yields to events (e.g., acquisitions and recapitalizations), or yields to maturity. The Portfolio invests in companies regardless of market capitalization, although it frequently finds value in companies with a smaller capitalization. It also invests in both domestic and foreign securities. The mix of the Portfolio’s investments at any time will depend on the industries and types of securities the adviser believes hold the most value within the Portfolio’s investment strategy.

Van Kampen Life Investment Trust—advised by Van Kampen Asset Management, a wholly-owned subsidiary of Van Kampen Investments, Inc.

Van Kampen LIT Comstock–Class I Shares seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Van Kampen LIT Growth and Income–Class I Shares seeks long-term growth of capital and income. The Portfolio may invest up to 15% of its assets in equity real estate investment trusts (“REITs”).

Wells Fargo Advantage Funds—advised by Wells Fargo Funds Management, LLC, a subsidiary of Wells Fargo & Company headquartered in San Francisco, California.

Wells Fargo Advantage VT Discovery Fund–Class VT Shares  seeks long-term capital appreciation. The Portfolio invests in equity securities of small- and medium-capitalization companies that we believe offer favorable opportunities for growth. We defined small- and medium-capitalization companies as those with market capitalizations at the time of purchase equal to or lower than the company with the largest market capitalization in the Russell Midcap® Index.

Wells Fargo Advantage VT Opportunity Fund–Class VT Shares  seeks long-term capital appreciation. The Portfolio invests principally in equity securities of medium-capitalization companies, defined as those within the range of market capitalizations of companies in the Russell MidCap® Index. The manager reserves the right to hedge the Portfolio’s foreign currency exposure by purchasing or selling currency futures and foreign currency forward contracts. However, under normal circumstances, the manager will not engage in extensive foreign currency hedging.

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Meeting Investment Objectives

Meeting investment objectives depends on various factors, including, but not limited to, how well the Portfolio managers anticipate changing economic and market conditions. There is no guarantee that any of these Portfolios will achieve their stated objectives.

Where to Find More Information About the Portfolios

Additional information about the investment objectives and policies of all the Portfolios and the investment advisory and administrative services and charges can be found in the current Portfolio prospectuses, which can be obtained from the Annuity Service Center. You may also visit www.schwab.com/annuities.

The Portfolio prospectuses should be read carefully before any decision is made concerning the allocation of Contributions to, or Transfers among, the Sub-Accounts.

Addition, Deletion or Substitution

First Great-West does not control the Portfolios and cannot guarantee that any of the Portfolios will always be available for allocation of Contributions or Transfers. We retain the right to make changes in the Series Account and in its investments. Currently, Schwab must approve certain changes.

First Great-West and Schwab reserve the right to discontinue the offering of any Portfolio. If a Portfolio is discontinued, we may substitute shares of another Portfolio or shares of another investment company for the discontinued Portfolio’s shares. Any share substitution will comply with the requirements of the 1940 Act.

If you are contributing to a Sub-Account corresponding to a Portfolio that is being discontinued, you will be given notice prior to the Portfolio’s elimination.

Based on marketing, tax, investment and other conditions, we may establish new Sub-Accounts and make them available to Owners at our discretion. Each additional Sub-Account will purchase shares in a Portfolio or in another mutual fund or investment vehicle.

If, in our sole discretion, marketing, tax, investment or other conditions warrant, we may also eliminate one or more Sub-Accounts. Before a Sub-Account is eliminated, we will notify you and request that you reallocate the amounts invested in the Sub-Account to be eliminated.

Application and Initial Contributions

The first step to purchasing the Schwab OneSource Annuity is to complete your Contract application and submit it with your initial minimum Contribution of $5,000. Initial Contributions can be made by check (payable to First Great-West) or transferred from a Schwab brokerage account. You also may purchase the Contract through a 1035 Exchange provided that the contract you are exchanging for the Schwab OneSource Annuity has a cash value of at least $5,000.

Initial contributions made by check should be sent to Annuity Administration, Dept 0942, Denver, CO 80256-0942.

If your application is complete, your Contract will be issued and your Contribution will be credited within two business days after receipt by First Great-West. Acceptance is subject to sufficient information in a form acceptable to us. We reserve the right to reject any application or Contribution.

If your application is incomplete, it will be completed from information Schwab has on file or you will be contacted by telephone or email to obtain the required information. If the information necessary to complete your application is not received within five business days, we will return to you both your check and the application. If you provide consent we will retain the initial Contribution and credit it as soon as we have completed your application.

Right of Cancellation Period

During the Right of Cancellation period (ten-days required by state law and 60 days if the contract is a replacement), you may cancel your Contract. During the Right of Cancellation period, all Contributions will first be allocated to the Money Market Sub-Account and will remain there until the next Transaction Date following the end of the Right of Cancellation period plus five calendar days. If you exercise your Right of

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Cancellation, you must return the Contract to First Great-West or to the representative from whom you purchased it.

Generally, Contributions will be allocated to the Sub-Accounts you selected on the application, effective upon the Effective Date. During the Right of Cancellation period, you may change your Sub-Account allocations as well as your allocation percentages. Any changes made during the Right of Cancellation period will take effect after the Right of Cancellation period has expired.

Contracts returned during the Right of Cancellation period will be void from the date we issued the Contract. In New York, we will refund your current Annuity Account Value plus the return of any expense charges deducted. In New York, this amount may be higher or lower than your Contributions, which means you bear the investment risk during the Right of Cancellation period.

Amounts contributed from a 1035 exchange of the Schwab Select Annuity Contract will be immediately allocated to the Sub-Accounts you have selected. If the Contract is returned, it will be void from the start. In many states, we will refund the Annuity Account Value (less any surrenders, withdrawals, and distributions already received) effective as of the Transaction Date the Contract is returned and received by us. This amount may be an amount that is higher or lower than your Contribution from the Schwab Select Annuity Contract, which means that you bear the investment risk during the Right of Cancellation period. New York state requires that we return the greater of: (a) Contributions received (less any surrenders, withdrawals, and distributions taken during the Right of Cancellation period), or (b) the Annuity Account Value effective as of the Transaction Date the Contract is returned and received by us.

Subsequent Contributions

Once your application is complete and we have received your initial Contribution, you can make subsequent Contributions at any time prior to the Payout Commencement Date, as long as the Annuitant is living. Additional Contributions must be at least $500; or $100 if made via an Automatic Bank Draft Plan. Total Contributions may exceed $1,000,000 only with our prior approval.

Subsequent Contributions can be made by check or via an Automatic Bank Draft Plan directly from your bank or savings account. You can designate the date you would wish your subsequent Contributions deducted from your account each month. If you make subsequent Contributions by check, your check should be payable to First Great-West.

You will receive a confirmation of each Contribution you make upon its acceptance. Subsequent Contributions are credited the day they are received in the Annuity Administration Department at First Great-West if they are received on a day the New York Stock Exchange is open and received prior to 4 p.m. Eastern time. Subsequent Contributions received on days the New York Stock Exchange is closed or received after 4 p.m. Eastern time on a day the New York Stock Exchange is open, will be credited the next business day.

If you cancel a purchase payment or if your check is returned due to insufficient funds, you will be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the cancelled purchase. We reserve the right to refrain from allocating Contributions to your selected Sub-Accounts until we are notified by your bank that your check has cleared.

First Great-West reserves the right to modify the limitations set forth in this section.

Annuity Account Value

Before the date annuity payouts begin, the value of your Contract is the Annuity Account Value, which, before your Annuity Commencement Date, is the total dollar amount of all accumulation units credited to you for each Sub-Account. Initially, the value of each accumulation unit was set at $10.00.

Each Sub-Account’s value prior to the Payout Commencement Date is equal to:

•	net Contributions allocated to the corresponding Sub-Account,

•	plus or minus any increase or decrease in the value of the assets of the Sub-Account due to investment results,

•	minus the daily mortality and expense risk charge, and

•	minus any withdrawals or Transfers from the Sub-Account.
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The value of a Sub-Account’s assets is determined at the end of each day that the New York Stock Exchange is open for regular business (a valuation date). A valuation period is the period between successive valuation dates. It begins at the close of the New York Stock Exchange (generally 4:00 p.m. Eastern time) on each valuation date and ends at the close of the New York Stock Exchange on the next succeeding valuation date.

The Annuity Account Value is expected to change from valuation period to valuation period, reflecting the investment experience of the selected Sub-Account(s), as well as the deductions for applicable charges.

Upon allocating Contributions to a Sub-Account you will be credited with variable accumulation units in that Sub-Account. The number of accumulation units you will be credited is determined by dividing the portion of each Contribution allocated to the Sub-Account by the value of an accumulation unit. The value of the accumulation unit is determined and credited at the end of the valuation period during which the Contribution was received.

Each Sub-Account’s accumulation unit value is established at the end of each valuation period. It is calculated by multiplying the value of that unit at the end of the prior valuation period by the Sub-Account’s Net Investment Factor for the valuation period. The formula used to calculate the Net Investment Factor is discussed in Appendix B.

Unlike a brokerage account, amounts held under a Contract are not covered by the Securities Investor Protection Corporation (“SIPC”).

Transfers

At any time while your Contract is in force, you may Transfer all or part of your Annuity Account Value among and between the Sub-Accounts by telephone, by sending a Request to the Annuity Service Center, through the Internet at www.schwab.com/annuity or, for clients of investment managers who are Schwab Alliance customers, at www.schwaballiance.com. Incoming Transfers to closed Sub-Accounts are not permitted.

Your Request must specify:

•       the amounts being Transferred,

•       the Sub-Account(s) from which the Transfer is to be made, and

•       the Sub-Account(s) that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Sub-Accounts during any calendar year. However, we reserve the right to limit the number of Transfers you make. Also, there is currently no charge for Transfers. We reserve the right to impose such a charge in the future. If we choose to exercise these rights, we will notify you by sending you a supplement to this prospectus, in accordance with all applicable regulations.

A Transfer generally will be effective on the date the Request for Transfer is received by the Annuity Service Center if received before 4:00 p.m. Eastern time. Any transfer request received after 4:00 p.m. Eastern time becomes effective on the following business day we and the New York Stock Exchange are open for business. Under current tax law, there will not be any tax liability to you if you make a Transfer.

Transfers involving the Sub-Accounts will result in the purchase and/or cancellation of accumulation units having a total value equal to the dollar amount being transferred. The purchase and/or cancellation of such units is made using the value of the Sub-Accounts as of the end of the valuation date on which the Transfer is effective.

We reserve the right without prior notice to modify, restrict, suspend, or eliminate the Transfer privileges (including telephone and/or Internet Transfers) at any time.

At present, we do not impose minimums on amounts that must be transferred. However, we reserve the right to impose, from time to time, minimum dollar amounts that may be transferred from a Sub-Account.

We also reserve the right to impose, from time to time, minimum dollar amounts that must remain in a Sub-Account after giving effect to a Transfer from that Sub-Account. At present, we do not impose any such minimums.

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Market Timing and Excessive Trading

The Contracts are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of Contract Owners in the underlying Portfolios. Market timing generally involves frequent or unusually large Transfers that are intended to take advantage of short-term fluctuations in the value of a Portfolio’s portfolio securities and the reflection of that change in the Portfolio’s share price. In addition, frequent or unusually large Transfers may harm performance by increasing Portfolio expenses and disrupting Portfolio management strategies. For example, excessive trading may result in forced liquidations of portfolio securities or cause the Portfolio to keep a relatively higher cash position, resulting in increased brokerage costs and lost investment opportunities.

We maintain procedures designed to prevent or minimize market timing and excessive trading (collectively, “prohibited trading”) by Owners. As part of those procedures, certain of the Portfolios have instructed us to perform standardized trade monitoring, while other Portfolios perform their own monitoring and request reports of the Owner’s trading activity if prohibited trading is suspected. If an Owner’s trading activity is determined to constitute prohibited trading, as defined by the applicable Portfolio, Great-West will notify the Owner that a trading restriction will be implemented if the Owner does not cease the prohibited trading. Some Portfolios may require that trading restrictions be implemented immediately without warning, in which case we will notify the Owner of the restriction imposed by the Portfolio(s), as applicable.

If a Portfolio determines, or, for Portfolios for which we perform trade monitoring, we determine based on the applicable Portfolio’s definition of prohibited trading, that the Owner continues to engage in prohibited trading, we will restrict the Owner from making Transfers into the identified Portfolio(s) for the period of time specified by the Portfolio(s). Restricted Owners will be permitted to make Transfers out of the identified Portfolio(s) to other available Portfolio(s). When the Portfolio’s restriction period has been met, the Owner will automatically be allowed to resume Transfers into the identified Portfolio(s).

For Portfolios that perform their own monitoring, the Series Account does not impose trading restrictions unless or until a Portfolio first detects and notifies us of prohibited trading activity. Accordingly, we cannot prevent all prohibited trading activity before it occurs, as it may not be possible to identify it unless and until a trading pattern is established. To the extent such Portfolios do not detect and notify us of prohibited trading or the trading restrictions we impose fail to curtail it, it is possible that a market timer may be able to make prohibited trading transactions with the result that the management of the Portfolios may be disrupted and the Owners may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Portfolios.

We endeavor to ensure that our procedures are uniformly and consistently applied to all Owners, and we do not exempt any persons from these procedures. We do not enter into agreements with Owners whereby we permit prohibited trading. Subject to applicable state law and the terms of each Contract, we reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time, to require that all Transfer Requests be made by you and not by your designee, and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you.

The Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Portfolios should describe any policies and procedures relating to restricting prohibited trading. The frequent trading policies and procedures of a Portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of other Portfolios and the policies and procedures we have adopted to discourage prohibited trading. For example, a Portfolio may impose a redemption fee. The Owner should also be aware that we are legally obligated to provide (at the Portfolios’ request) information about each amount you cause to be deposited into a Portfolio (including by way of premium payments and Transfers under your Contract) or removed from the

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Portfolio (including by way of withdrawals and Transfers under your Contract). If a Portfolio identifies you as having violated the Portfolio’s frequent trading policies and procedures, we are obligated, if the Portfolio requests, to restrict or prohibit any further deposits or exchanges by you in respect to that Portfolio. Under rules recently adopted by the SEC we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that will obligate us to provide to the Portfolio promptly upon request certain information about the trading activity of individual Owners and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or Transfers by specific Owners who violate the frequent trading policies established by the Portfolio. Accordingly, if you do not comply with any Portfolio’s frequent trading policies and procedures, you may be prohibited from directin g any additional amounts into that Portfolio or directing any Transfers or other exchanges involving that Portfolio. You should review and comply with each Portfolio’s frequent trading policies and procedures, which are disclosed in the Portfolios’ current prospectuses.

We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Owners engaging in prohibited trading. In addition, our orders to purchase shares of the Portfolios are generally subject to acceptance by the Portfolio, and in some cases a Portfolio may reject or reverse our purchase order. Therefore, we reserve the right to reject any Owner’s Transfer Request if our order to purchase shares of the Portfolio is not accepted by, or is reversed by, an applicable Portfolio.

You should note that other insurance companies and retirement plans may also invest in the Portfolios and that those companies or plans may or may not have their own policies and procedures on frequent Transfers. You should also know that the purchase and redemption orders received by the Portfolios generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan Owners and/or individual owners of variable insurance contracts. The nature of such orders may limit the Portfolios’ ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the Portfolios may not be able to detect potential prohibited trading activities in the omnibus orders they receive. We cannot guarantee that the Portfolios will not be harmed by Transfer activity relating to the retirement plans and/or other insurance companies that invest in the Portfolios. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent Transfer activity, it may affect the value of your investments in the Portfolios. In addition, if a Portfolio believes that an omnibus order we submit may reflect one or more Transfer Requests from an Owner engaged in frequent Transfer activity, the Portfolio may reject the entire omnibus order and thereby interfere with our ability to satisfy your Request even if you have not made frequent Transfers. For Transfers into more than one investment option, we may reject or reverse the entire Transfer Request if any part of it is not accepted by or is reversed by a Portfolio.

Automatic Custom Transfers

Dollar Cost Averaging

You may arrange for systematic Transfers from any open Sub-Account to any other open Sub-Account. (Transfers into closed Sub-Accounts are not permitted.) These systematic Transfers may be used to Transfer values from the Schwab Money Market Sub-Account to other Sub-Accounts as part of a dollar cost averaging strategy. Dollar cost averaging allows you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be more or less than if you invested all your money at one time. However, dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market. There is no charge for participating in Dollar Cost Averaging.

You can set up automatic dollar cost averaging on a monthly, quarterly, semi-annual, or annual basis. Your Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and

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every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

If there are insufficient funds in the applicable Sub-Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Sub-Account. Dollar cost averaging will terminate automatically when you start taking payouts from the Contract. Dollar cost averaging Transfers must meet the following conditions:

•	The minimum amount that can be Transferred out of the selected Sub-Account is $100.

•
You must: (1) specify the dollar amount to be Transferred, (2) designate the Sub-Account(s) to which the Transfer will be made, and (3) designate the percentage of the dollar amount to be allocated to each Sub-Account into which you are Transferring money. The accumulation unit values will be determined on the Transfer date.

How dollar cost averaging works:

Month	Contribution	Units Purchased	Price per unit

Jan.	$250	10	$25.00
Feb.	250	12	20.83
Mar.	250	20	12.50
Apr.	250	20	12.50
May	250	15	16.67
June	250	12	20.83

Average market value per unit $18.06 Investor’s average cost per unit $16.85

In the chart above, if all units had been purchased at one time at the highest unit value of $25.00, only 60 units could have been purchased with $1500. By contributing smaller amounts over time, dollar cost averaging allowed 89 units to be purchased with $1500 at an average unit price of $16.85. This investor purchased 29 more units at $1.21 less per unit than the average market value per unit of $18.06.

You may not participate in dollar cost averaging and Rebalancer at the same time.

First Great-West reserves the right to modify, suspend, or terminate dollar cost averaging at any time.

Rebalancer

Over time, variations in each Sub-Account’s investment results will change your asset allocation plan percentages. Rebalancer allows you to automatically reallocate your Annuity Account Value to maintain your desired asset allocation. Participation in Rebalancer does not assure a greater profit, or any profit, nor will it prevent or necessarily alleviate losses in a declining market. There is no charge for participating in Rebalancer.

You can set up Rebalancer as a one-time Transfer or on a quarterly, semi-annual, or annual basis. If you select to rebalance only once, the Transfer will take place on the Transaction Date of the request.

If you select to rebalance on a quarterly, semi-annual, or annual basis, the first Transfer will be initiated on the Transaction Date one frequency period following the date of the request. For example, if you request quarterly Transfers on January 9, your first Transfer will be made on April 9 and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract.

How Rebalancer works: Suppose you purchased your annuity and you decided to allocate 60% of your initial contribution to stocks; 30% to bonds and 10% to cash equivalents as in this pie chart:

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Now assume that stock Portfolios outperform bond Portfolios and cash equivalents over a certain period of time. Over this period, the unequal performance may alter the asset allocation of the above hypothetical plan to look like this:

Rebalancer automatically reallocates your Annuity Account Value to maintain your desired asset allocation. In this example, the portfolio would be reallocated back to 60% in stocks; 30% in bonds; 10% in cash equivalents.

On the Transaction Date for the specified Request, assets will be automatically reallocated to the Sub-Accounts you selected. The Rebalancer option will terminate automatically when you start taking payouts from the Contract.

Rebalancer Transfers must meet the following conditions:

•	Your entire Annuity Account Value must be included (except for Sub-Accounts that are closed to new Contributions and incoming Transfers).

•
You must specify the percentage of your Annuity Account Value that you wish allocated to each Sub-Account and the frequency of rebalancing. You may modify the allocations or stop the Rebalancer option at any time.

•	You may not participate in dollar cost averaging and Rebalancer at the same time.

First Great-West reserves the right to modify, suspend, or terminate the Rebalancer option at any time.

Cash Withdrawals

You may withdraw all or part of your Annuity Account Value at any time during the life of the Annuitant and prior to the date annuity payouts begin by submitting a withdrawal Request to the Annuity Service Center or via the Internet at www.schwab.com/annuity, or www.schwaballiance.com (for clients of investment managers who are Schwab Alliance customers); however, any withdrawals over $25,000 must be submitted in writing. Withdrawals are subject to the rules below and federal or state laws, rules, or regulations may also apply. The amount payable to you if you surrender your Contract is your Annuity Account Value, less any applicable Premium Tax. No withdrawals may be made after the date annuity payouts begin.

If you request a partial withdrawal, your Annuity Account Value will be reduced by the dollar amount withdrawn and your Death Benefit, if you chose option 2, will be reduced as a sum of all Proportional Withdrawals from each Sub-Account from which partial withdrawals were made by you.

Partial withdrawals are unlimited. However, you must specify the Sub-Account(s) from which the withdrawal is to be made. After any partial withdrawal, if your remaining Annuity Account Value is less than $2,000, then a full surrender may be required. The minimum partial withdrawal is $500.

The following terms apply to withdrawals:

•       Partial withdrawals or surrenders are not permitted after the date annuity payouts begin.

•       A partial withdrawal or a surrender will be effective upon the Transaction Date.

Withdrawal requests must be in writing with your original signature. If your instructions are not clear, your request will be denied and no surrender or partial withdrawal will be processed.

If a partial withdrawal is made within 30 days of the date annuity payouts are scheduled to commence, First Great-West may delay the Annuity Commencement Date by 30 days.

After a withdrawal of all of your Annuity Account Value, or at any time that your Annuity Account Value is zero, all your rights under the Contract will terminate.

Tax consequences of withdrawals are detailed below, but you should consult a competent tax adviser prior to authorizing a withdrawal from your Annuity Account Value.

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First Great-West generally will pay the Surrender Value in a single sum within 7 days after receipt of the Request. First Great-West may delay payment for: (a) any period (i) during which the New York Stock Exchange is closed (other than customary weekend and holding closings); or (ii) during which trading on the New York Stock Exchange is restricted; (b) any period during which an emergency exists as a result of which (i) disposal of the Series Account owned by it is not reasonably practicable; or (ii) it is not reasonably practicable for the Series Account to determine the value of its net assets; or (c) any other period as the Securities and Exchange Commission may by order permit for the protection of security holders.

Withdrawals to Pay Investment Manager or Financial Advisor Fees

You may request partial withdrawals from your Annuity Account Value and direct us to remit the amount withdrawn directly to your designated Investment Manager or Financial Advisor (collectively “Consultant”). A withdrawal request for this purpose must meet the $500 minimum withdrawal requirements and comply with all terms and conditions applicable to partial withdrawals, as described above. Tax consequences of withdrawals are detailed below, but you should consult a competent tax advisor prior to authorizing a withdrawal from your Annuity Account to pay Consultant fees.

Tax Consequences of Withdrawals

Withdrawals made for any purpose may be taxable—including payments made by us directly to your Consultant.

In addition, the Code may require us to withhold federal income taxes from withdrawals and report such withdrawals to the Internal Revenue Service (“IRS”). If you request partial withdrawals to pay Consultant fees, your Annuity Account Value will be reduced by the sum of the fees paid to the Consultant and the related withholding.

You may elect, in writing, to have us not withhold federal income tax from withdrawals, unless withholding is mandatory for your Contract. If you are younger than 59½, the taxable portion of any withdrawal is generally considered to be an early withdrawal and is subject to an additional federal penalty tax of 10%.

Some states also require withholding for state income taxes. For details about withholding, please see “Federal Tax Matters” on page [ ].

Telephone and Internet Transactions

You may make Transfer requests by telephone, fax and/or by Internet. Transfer requests received before 4:00 p.m. Eastern time on days the New York Stock Exchange is open for business will be made on that day at that day’s unit value. Those received after 4:00 p.m. Eastern time will be made on the next business day we and the New York Stock Exchange are open for business, at that day’s unit value.

We will use reasonable procedures to confirm that instructions communicated by telephone, fax and/or Internet are genuine, such as:

•       requiring some form of personal identification prior to acting on instructions;

•       providing written confirmation of the transaction; and/or

•       tape recording the instructions given by telephone.

If we follow such procedures we will not be liable for any losses due to unauthorized or fraudulent instructions.

We reserve the right to suspend telephone, fax and/or Internet transaction privileges at any time, for some or all Contracts, and for any reason. Neither partial withdrawals nor surrenders are permitted by telephone; however partial withdrawal Requests in the amount of $25,000 or less may be requested by Internet. All Requests for full surrenders, periodic withdrawals, and partial withdrawals in excess of $25,000 must be in writing.

Death Benefit

At the time you apply to purchase the Contract, you select one of the two Death Benefit options we offer. For Option 1, the Owner, Annuitant, and Contingent Annuitant each must be age 85 or younger at the time the Contract is issued. For Option 2, the Owner, Annuitant, and Contingent Annuitant each must be age 80 or

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younger at the time the Contract is issued. For a full description of the circumstances under which we pay the Death Benefit, please see “Distribution of Death Benefit” on page [ ] of this Prospectus.

If you have selected Death Benefit option 1, the amount of the Death Benefit will be the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax.

If you have selected Death Benefit option 2, the amount of the Death Benefit will be the greater of:

•	the Annuity Account Value as of the date we receive a Request for the payout of the Death Benefit, minus any Premium Tax; or

•	the sum of all Contributions, minus any Proportional Withdrawals and minus any Premium Tax.

For example, in a rising market, where an Owner contributed $100,000 which increased to $200,000 due to market appreciation and then withdrew $150,000, the new balance is $50,000 and the Proportional Withdrawal is 75% ($150,000/$200,000 = 75%). This 75% Proportional Withdrawal is calculated against the total Contribution amount of $100,000 for a Death Benefit equal to the greater of the Annuity Account Value ($50,000) or total Contributions reduced by 75% ($100,000 reduced by 75%, or $25,000). Here, the Death Benefit would be $50,000.

Separately, if the Owner withdrew $50,000, or 25% of the Annuity Account Value, for a new balance of $150,000, the Death Benefit remains the greater of the Annuity Account Value ($150,000) or total Contributions reduced by the Proportional Withdrawal calculation ($100,000 reduced by 25%, or $75,000). Here, the Death Benefit is $150,000.

If the Owner withdraws an additional $50,000, this represents an additional Proportional Withdrawal of 33% ($50,000/$150,000 = 33%). The Death Benefit is now equal to the greater of the Annuity Account Value ($100,000) or total Contributions reduced by all the Proportional Withdrawal calculations ($100,000 reduced by 25% and then reduced by 33%, or $50,250). Here, the Death Benefit is $100,000.

In a declining market, where an Owner contributed $100,000 which declined in value due to market losses to $50,000, and the Owner then withdrew $40,000, or 80% of Annuity Account Value, the result is a new account balance of $10,000. When applying Proportional Withdrawals, here 80%, the Death Benefit is the greater of the Annuity Account Value ($10,000) or total Contributions reduced by the Proportional Withdrawal calculation ($100,000 reduced by 80%, or $20,000). Here the death benefit is $20,000.

The difference between the two Death Benefit options we offer is that the amount payable upon death (the Death Benefit) is based on different criteria for each option and there is a different Mortality and Expense Risk Charge for each. Option 2 provides for the return of Contributions in the event that amount is greater than the Annuity Account Value (minus any Proportional Withdrawals). This could happen, for example, if the Death Benefit becomes payable soon after the Contract is purchased (say, one to three years) and, during those years, while Contributions are being made, the investment markets generally are in decline. Under these circumstances, it is possible that the performance of the Sub-Accounts you select may cause the Annuity Account Value to be less than the total amount of Contributions. If you have selected Death Benefit option 2 on a Contract, your Beneficiary would receive the greater amount, in this case, the sum of all Contributions (minus any Proportional Withdrawals). If you have selected Death Benefit option 1, your Beneficiary would receive the lesser amount, in this case, the Annuity Account Value (minus any Premium Tax).

If you choose Death Benefit Option 1, your Mortality and Expense Risk Charge is 0.65% of the average daily value of the Sub-Accounts to which you have allocated Contributions. If you choose Death Benefit option 2 (under which we incur greater mortality risks), your Mortality and Expense Risk Charge will be 0.85%.

The Death Benefit will become payable following our receipt of the Beneficiary’s claim in good order. When an Owner or the Annuitant dies before the Annuity Commencement Date and a Death Benefit is payable to a Beneficiary, the Death Benefit proceeds will remain invested according to the allocation instructions given by the Owner(s) until new allocation instructions are requested by the Beneficiary or until the Death Benefit is actually paid to the Beneficiary.

The amount of the Death Benefit will be determined as of the date payments commence. However, on the date a payout option is processed, the Annuity Account Value will be transferred to the Schwab Money Market Sub-Account unless the Beneficiary elects otherwise.

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Subject to the distribution rules below, payout of the Death Benefit may be made as follows:

•       payout in a single sum, or

•       payout under any of the variable annuity options provided under this Contract.

In any event, no payout of benefits provided under the Contract will be allowed that does not satisfy the requirements of the Code and any other applicable federal or state laws, rules or regulations.

Beneficiary

You may select one or more Beneficiaries. If more than one Beneficiary is selected, they will share equally in any Death Benefit payable unless you indicate otherwise. You may change the Beneficiary any time before the Annuitant’s death.

You may also select one or more Contingent Beneficiaries. You may change the Contingent Beneficiary before the Annuitant’s death. If one or more primary Beneficiaries are alive within 30 days after the Annuitant’s death, the Contingent Beneficiary cannot become the primary Beneficiary and any interest the Contingent Beneficiary may have in the Contract will cease.

A change of Beneficiary or Contingent Beneficiary will take effect as of the date the Request is processed, unless a certain date is specified by the Owner. If the Owner dies before the Request is processed, the change will take effect as of the date the Request was made, unless we have already made a payout or otherwise taken action on a designation or change before receipt or processing of such Request. A Beneficiary or Contingent Beneficiary designated irrevocably may not be changed without the written consent of that Beneficiary, or Contingent Beneficiary, as applicable, except as allowed by law.

The interest of any Beneficiary who dies before the Owner or the Annuitant will terminate at the death of the Beneficiary and the Contingent Beneficiary will become the Beneficiary. The interest of any Beneficiary who dies at the time of, or within 30 days after the death of an Owner or the Annuitant will also terminate if no benefits have been paid to such Beneficiary, unless the Owner otherwise indicates by Request. The benefits will then be paid to the Contingent Beneficiary. If no Contingent Beneficiary has been designated, then the benefits will be paid as though the Beneficiary had died before the deceased Owner or Annuitant. If no Beneficiary or Contingent Beneficiary survives the Owner or Annuitant, as applicable, we will pay the Death Benefit proceeds to the Owner’s estate.

If the Beneficiary is not the Owner’s surviving spouse, she/he may elect, not later than one year after the Owner’s date of death, to receive the Death Benefit in either a single sum or payout under any of the variable annuity options available under the Contract, provided that:

•	such annuity is distributed in substantially equal installments over the life or life expectancy of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary and

•	such distributions begin not later than one year after the Owner’s date of death.

If an election is not received by First Great-West from a non-spouse Beneficiary or substantially equal installments begin later than one year after the Owner’s date of death, then the entire amount must be distributed within five years of the Owner’s date of death. The Death Benefit will be determined as of the date the payouts begin.

If a corporation or other non-individual entity is entitled to receive benefits upon the Owner’s death, the Death Benefit must be completely distributed within five years of the Owner’s date of death.

Distribution of Death Benefit

Death of Annuitant Who is Not the Owner

Upon the death of the Annuitant while the Owner is living, and before the Annuity Commencement Date, we will pay the Death Benefit to the Beneficiary unless there is a Contingent Annuitant.

If a Contingent Annuitant was named by the Owner prior to the Annuitant’s death, and the Annuitant dies before the Annuity Commencement Date while the Owner and Contingent Annuitant are living, no Death Benefit will be payable and the Contingent Annuitant will become the Annuitant.

If the Annuitant dies after the date annuity payouts begin and before the entire interest has been distributed, any benefit payable must be distributed to the Beneficiary according to and as rapidly as under the payout option which was in effect on the Annuitant’s date of death.

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If a corporation or other non-individual is an Owner, the death of the Annuitant will be treated as the death of an Owner and the Contract will be subject to the “Death of Owner” provisions described below.

Contingent Annuitant

While the Annuitant is living, and at least 30 days prior to the Annuity Commencement Date, you may, by written Request designate or change a Contingent Annuitant from time to time. A change of Contingent Annuitant will take effect as of the date the request is processed, unless a certain date is specified by the Owner(s). Please note you are not required to designate a Contingent Annuitant.

Death of Owner Who Is Not the Annuitant

If the Owner dies before annuity payouts commence and there is a Joint Owner who is the surviving spouse of the deceased Owner, the Joint Owner becomes the Owner and Beneficiary and the Joint Owner may elect to take the Death Benefit or to continue the Contract in force.

If the Owner dies after annuity payouts commence and before the entire interest has been distributed while the Annuitant is living, any benefit payable will continue to be distributed to the Annuitant as rapidly as under the payout option applicable on the Owner’s date of death. All rights granted the Owner under the Contract will pass to any surviving Joint Owner and, if none, to the Annuitant.

In all other cases, we will pay the Death Benefit to the Beneficiary even if a Joint Owner (who was not the Owner’s spouse on the date of the Owner’s death), the Annuitant and/or the Contingent Annuitant are alive at the time of the Owner’s death, unless the sole Beneficiary is the deceased Owner’s surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force. If the Beneficiary is a partnership, any benefits will be paid to the partnership as it existed at the time of the Owner’s or the Annuitant’s death.

Death of Owner Who Is the Annuitant

If there is a Joint Owner who is the surviving spouse of the deceased Owner and a Contingent Annuitant, the Joint Owner becomes the Owner and the Beneficiary, the Contingent Annuitant will become the Annuitant, and the Contract will continue in force.

If there is a Joint Owner who is the surviving spouse of the deceased Owner but no Contingent Annuitant,  the Joint Owner will become the Owner, Annuitant, and Beneficiary and may elect to take the Death Benefit or continue the Contract in force.

In all other cases, we will pay the Death Benefit to the Beneficiary, even if a Joint Owner (who was not the Owner’s spouse on the date of the Owner’s death) and/or Contingent Annuitant are alive at the time of the Owner’s death, unless the sole Beneficiary is the deceased Owner’s surviving spouse who may elect to become the Owner and Annuitant and to continue the Contract in force.

The Owner may, change the ownership while the Annuitant is living. Any change will take effect as of the date the written Request was signed, subject to receipt at the Annuity Service Center, unless a certain date is specified by the Owner. The change is subject to any action taken or payout made by First Great-West before the change was processed.

Charges and Deductions

No amounts will be deducted from your Contributions except for any applicable Premium Tax. As a result, the full amount of your Contributions (less any applicable Premium Tax) is invested in the Contract.

As more fully described below, charges under the Contract are assessed only as deductions for:

• Premium Tax, if applicable; and/or

• charges against your Annuity Account Value for our assumption of mortality and expense risks.

The Contract may be available for use with investment accounts at Schwab that charge an annual fee in lieu of sales charges or an investment advisory fee. Fees for these accounts would be specified in the respective account agreements. Any fees and expenses associated with these accounts will be separate from and in

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addition to the fees and expenses associated with the Contract. You should consult with your Financial Advisor for more details.

Mortality and Expense Risk Charge

We deduct a Mortality and Expense Risk Charge from your Annuity Account Value at the end of each valuation period to compensate us for bearing certain mortality and expense risks under the Contract. If you select Death Benefit option 1, this is a daily charge equal to an effective annual rate of 0.65%. We guarantee that this charge will never increase beyond 0.65%. If you select Death Benefit option 2, the Mortality and Expense Risk Charge is a daily charge equal to an effective annual rate of 0.85%. We guarantee that this charge will never increase beyond 0.85%.

The Mortality and Expense Risk Charge is reflected in the unit values of each of the Sub-Accounts you have selected. Thus, this charge will continue to be applicable should you choose a variable annuity payout option or a periodic withdrawal option.

Annuity Account Values and annuity payouts are not affected by changes in actual mortality experience incurred by us. The mortality risks assumed by us arise from our contractual obligations to make annuity payouts determined in accordance with the annuity tables and other provisions contained in the Contract. This means that you can be sure that neither the Annuitant’s longevity nor an unanticipated improvement in general life expectancy will adversely affect the annuity payouts under the Contract.

The expense risk assumed is the risk that our actual expenses in administering the Contracts and the Series Account will be greater than we anticipated.

The Mortality and Expense Risk Charge is higher for Owners who have selected Death Benefit option 2 because we bear substantial risk in connection with that option. Specifically, we bear the risk that we may be required to pay an amount to your Beneficiary that is greater than your Annuity Account Value.

If the Mortality and Expense Risk Charge is insufficient to cover actual costs and risks assumed, the loss will fall on us. If this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge. Our expenses for distributing the Contracts will be borne by our general assets, including any profits from this charge.

Expenses of the Portfolios

The values of the assets in the Sub-Accounts reflects the values of the Sub-Accounts’ respective Portfolio shares and therefore the fees and expenses paid by each Portfolio.

Some of the Portfolios’ investment advisers or administrators may compensate us for providing administrative services in connection with the Portfolios or cost savings experienced by the investment advisers or administrators of the Portfolios. Such compensation is typically a percentage of the value of the assets invested in the relevant Sub-Accounts and generally may range up to 0.35% annually of net assets. GWFS Equities, Inc. (“GWFS”) is the principal underwriter and distributor of the Contracts and may also receive Rule 12b-1 fees (ranging up to 0.25% annually of net assets) directly from certain Portfolios for providing distribution related services related to shares of the Portfolios offered in connection with a Rule 12b-1 plan. If GWFS receives 12b-1 fees, combined compensation for administrative and distribution related services generally ranges up to 0.60% annually of the assets invested in the relevant Sub-Accounts.

Premium Tax

We may be required to pay state Premium Taxes or retaliatory taxes currently ranging from 0% to 3.5% in connection with Contributions or values under the Contracts. Depending upon applicable New York law, we may deduct charges for the Premium Taxes we incur with respect to your Contributions, from amounts withdrawn, or from amounts applied on the Payout Commencement Date. In some states, charges for both direct Premium Taxes and retaliatory Premium Taxes may be imposed at the same or different times with respect to the same Contribution, depending on applicable New York law.

Other Taxes

Under present laws, we will incur state or local taxes (in addition to the Premium Tax described above) in several states. No charges are currently deducted for taxes other than Premium Tax. However, we reserve the

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right to deduct charges in the future for federal, state, and local taxes or the economic burden resulting from the application of any tax laws that we determine to be attributable to the Contract.

Payout Options

During the Distribution Period, you can choose to receive payouts in three ways—through periodic withdrawals, variable annuity payouts or a single, lump-sum payment.

You may change the Payout Commencement Date within 30 days prior to commencement of payouts. The Annuity Commencement Date may not be earlier than 13 months after the Effective Date of the Contract.

Periodic Withdrawals

You may request that all or part of the Annuity Account Value be applied to a periodic withdrawal option. All requests for periodic withdrawals must be in writing. The amount applied to a periodic withdrawal is the Annuity Account Value, less Premium Tax, if any.

In requesting periodic withdrawals, you must elect:

•	The withdrawal frequency of either 1-, 3-, 6- or 12-month intervals;

•	A minimum withdrawal amount of at least $100;

•	The calendar day of the month on which withdrawals will be made; and

•	One of the periodic withdrawal payout options discussed below— you may change the withdrawal option and/or the frequency once each calendar year.

Your withdrawals may be prorated across the Sub-Accounts in proportion to their assets. Or, they can be made from specific Sub-Account(s) until they are depleted. After that, we will automatically prorate the remaining withdrawals against any remaining Sub-Account assets unless you request otherwise.

While periodic withdrawals are being received:

•	You may continue to exercise all contractual rights, except that no Contributions may be made.

•	You may keep the same Sub-Accounts as you had selected before periodic withdrawals began.

•	Charges and fees under the Contract continue to apply.

Periodic withdrawals will cease on the earlier of the date:

•	The amount elected to be paid under the option selected has been reduced to zero.

•	The Annuity Account Value is zero.

•	You request that withdrawals stop.

•	You purchase an annuity payout option.

•	The Owner or the Annuitant dies.

  If periodic withdrawals stop, you may resume making Contributions. However, we may limit the number of times you may restart a periodic withdrawal program.

Periodic withdrawals made for any purpose may be taxable, subject to withholding and to the 10% federal penalty tax if you are younger than age 59½.

If you choose to receive payouts from your Contract through periodic withdrawals, you may select from the following payout options:

Income for a specified period (at least 36 months)—You elect the length of time over which withdrawals will be made. The amount paid will vary based on the duration you choose.

Income of a specified amount (at least 36 months)—You elect the dollar amount of the withdrawals. Based on the amount elected, the duration may vary.

Any other form of periodic withdrawal  acceptable to First Great-West which is for a period of at least 36 months.

In accordance with the provisions outlined in this section, you may request a periodic withdrawal to remit fees paid to your Investment Manager or Financial Advisor. There may be income tax consequences to any periodic withdrawal made for this purpose. Please see “Cash Withdrawals” on page [ ].

Annuity Payouts

You can choose the date that you wish annuity payouts to start either when you purchase the Contract or at a later date. If you do not select a payout start date, payouts will begin on the Annuitant’s 90th birthday. You can change your selection at any time up to 30 days before the annuity date that you have selected.

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If you have not elected a payout option within 30 days of the Annuity Commencement Date, your Annuity Account Value will be paid out as a variable life annuity with a guaranteed period of 20 years.

The amount to be paid out will be based on the Annuity Account Value, minus any Premium Tax, on the Annuity Commencement Date. The minimum amount that may be withdrawn from the Annuity Account Value to purchase an annuity payout option is $2,000. If your Annuity Account Value is less than $2,000, we may pay the amount in a single sum subject to the Contract provisions applicable to a partial withdrawal.

If you choose to receive variable annuity payouts from your Contract, you may select from the following payout options:

Variable life annuity with guaranteed period—This option provides for payouts during a guaranteed period or for the lifetime of the Annuitant, whichever is longer. The guaranteed period may be 5, 10, 15, or 20 years. Upon the death of the Annuitant, the Beneficiary will receive the remaining payouts at the same interval elected by the Owner.

Variable life annuity without guaranteed period—This option provides payouts during the lifetime of the Annuitant. The annuity terminates with the last payout due prior to the death of the Annuitant. Because no minimum number of payouts is guaranteed, this option may offer the maximum level of payouts. It is possible that only one payout may be made if the Annuitant dies before the date on which the second payout is due.

Under an annuity payout option, you can receive payouts monthly, quarterly, semi-annually or annually in payments which must be at least $50. We reserve the right to make payouts using the most frequent payout interval which produces a payout of at least $50. Once annuity payouts commence, you cannot make Contributions or take withdrawals, other than your annuity payouts.

If you elect to receive a single sum payment, the amount paid is the Surrender Value.

Amount of First Variable Payout

The first payout under a variable annuity payout option will be based on the value of the amounts held in each Sub-Account you have selected on the fifth valuation date preceding the Annuity Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option. The rate applied reflects an assumed investment return (“AIR”) of 5%.

For annuity options involving life income, the actual age, year in which annuitization commences and gender of the Annuitant will affect the amount of each payout. We reserve the right to ask for satisfactory proof of the Annuitant’s age. We may delay annuity payouts until satisfactory proof is received. Because payouts to older Annuitants are expected to be fewer in number, the amount of each annuity payout under a selected annuity form will be greater for older Annuitants than for younger Annuitants.

If the age of the Annuitant has been misstated, the payouts established will be made on the basis of the correct age. If payouts were too large because of misstatement, the difference with interest may be deducted by us from the next payout or payouts. If payouts were too small, the difference with interest may be added by us to the next payout. The interest rate used will be 3%.

Variable Annuity Units

The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first payout by its Annuity Unit value on the fifth valuation date preceding the Annuity Commencement Date. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the Annuity Payout Period.

Amount of Variable Payouts After the
First Payout

Payouts after the first will vary depending upon the investment performance of the Sub-Accounts. Your payouts will increase in amount over time if the Sub-Accounts you select earn more than the 5% AIR. Likewise, your payouts will decrease over time if the Sub-Accounts you select earn less than the 5% AIR. The subsequent amount paid from each Sub-Account is determined by multiplying (a) by (b) where (a) is the number of Sub-Account Annuity Units to be paid and (b) is the Sub-Account Annuity Unit value on the fifth valuation date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account you have selected. We guarantee that the dollar amount of each payout after the first will not be affected by variations in expenses or mortality experience.

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Transfers After the Variable Annuity
Commencement Date

Once annuity payouts have begun, Transfers may be made within the variable annuity payout option among the available Sub-Accounts. Transfers after the Annuity Commencement Date will be made by converting the number of Annuity Units being Transferred to the number of Annuity Units of the Sub-Account to which the Transfer is made. The result will be that the next annuity payout, if it were made at that time, would be the same amount that it would have been without the Transfer. Thereafter, annuity payouts will reflect changes in the value of the new Annuity Units.

Other Restrictions

Once payouts start under the annuity payout option you select:

•       no changes can be made in the payout option;

•       no additional Contributions will be accepted under the Contract; and

•	no further withdrawals, other than withdrawals made to provide annuity benefits, will be allowed.

A portion or the entire amount of the annuity payouts may be taxable as ordinary income. If, at the time the annuity payouts begin, we have not received a proper written election not to have federal income taxes withheld, we must by law withhold such taxes from the taxable portion of such annuity payouts and remit that amount to the federal government. State income tax withholding may also apply. Please see “Federal Tax Matters” below for details.

Seek Tax Advice

The following discussion of the federal income tax consequences is only a brief summary and is not intended as tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on your individual circumstances or the circumstances of the person who receives the distribution. A tax advisor should be consulted for further information.

Federal Tax Matters

The following discussion is a general description of federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all situations. If you are concerned about the tax implications relating to the ownership or use of the Contract, you should consult a competent tax adviser before initiating any transaction.

This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the IRS. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable New York or other tax laws.

The Contract may be purchased only on a non-tax qualified basis (“Non-Qualified Contract”). For federal income tax purposes, purchase payments made under Non-Qualified Contracts are not deductible. The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payouts, and on the economic benefit to you, the Annuitant, or the Beneficiary will depend on the tax status of the individual concerned.

Because tax laws, rules, and regulations are constantly changing, we do not make any guarantees about the Contract’s tax status.

Taxation of Annuities

Section 72 of the Code governs the taxation of annuities. An owner who is a “natural person” will not generally be taxed on increases, if any, in the value of the Annuity Account Value until a distribution of all or part of the Annuity Account Value is made (for example, withdrawals or annuity payouts under the annuity payout option elected). Also, if you make an assignment, pledge, or agreement to assign or pledge all or any portion of the Annuity Account Value, that amount will be treated as a distribution to you under the Contract.

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The taxable portion of a distribution (in the form of a single sum payout or an annuity) is taxable as ordinary income.

If the Owner of a Contract is a non-natural person (for example, a corporation, partnership, limited liability company or trust), the Owner must generally include in income any increase in the excess of the Annuity Account Value over the “investment in the Contract” (discussed below) during each taxable year. The rule generally does not apply, however, where the non-natural person is only the nominal Owner of a Contract and the beneficial Owner is a natural person.

This rule also does not apply where:

•       The annuity Contract is acquired by the estate of a decedent.

•       The Contract is a qualified funding asset for a structured settlement.

•       The Contract is an immediate annuity.

The following discussion generally applies to a Contract owned by a natural person.

Withdrawals

Partial withdrawals, including periodic withdrawals that are not part of an annuity payout, are generally treated as taxable income to the extent that the Annuity Account Value immediately before the withdrawal exceeds the “investment in the Contract” at that time. Full surrenders are treated as taxable income to the extent that the amount received exceeds the “investment in the Contract.” The taxable portion of any withdrawal is taxed at ordinary income tax rates.

Annuity Payouts

Although the tax consequences will vary depending on the annuity form elected under the Contract, in general, only the portion of the annuity payout that exceeds the exclusion amount will be taxed. The exclusion amount is generally determined by a formula that establishes the ratio of the “investment in the Contract” to the expected return under the Contract. For fixed annuity payouts, in general there is no tax on the portion of each payout which represents the same ratio that the “investment in the Contract” allocated to the fixed annuity payouts bears to the total expected value of the annuity payouts for the term of the payouts (determined under Treasury Department regulations). For variable annuity payouts, in general there is no tax on the portion of each payout which represents the same ratio that the “investment in the Contract” allocated to the variable annuity payouts bears to the number of payouts expected to be made (determined by Treasury Department regulations which take into account the Annuitant’s life expectancy and the form of annuity benefits selected). However, the remainder of each annuity payout is taxable. Once the “investment in the Contract” has been fully recovered, the full amount of any additional annuity payouts is taxable. If the annuity payments stop as a result of an Annuitant’s death before full recovery of the “investment in the Contract,” you should consult a competent tax adviser regarding the deductibility of the uncovered amount.

The taxable portion of any annuity payout is taxed at ordinary income tax rates.

Penalty Tax

There may be a federal income tax penalty imposed equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions:

•       Made on or after the date on which the Owner reaches age 59½.

•       Made as a result of death or disability of the Owner.

•	Received in substantially equal periodic payouts (at least annually) for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and the Beneficiary.

For more details regarding this penalty tax and other exemptions that may be applicable, consult a competent tax adviser.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of an Owner or the Annuitant. Generally such amounts are included in the income of the recipient as follows:

•	If distributed in a lump sum, they are taxed in the same manner as a full withdrawal, as described above.

•	If distributed under an annuity form, they are taxed in the same manner as annuity payouts, as described above.
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Distribution at Death In order to be treated as an annuity contract, the terms of the Contract must provide the following two distribution rules:

•
If the Owner dies before the date annuity payouts start, the entire Annuity Account Value must generally be distributed within five years after the date of death. If payable to a designated Beneficiary, the distributions may be paid over the life of that designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, so long as payouts start within one year of the Owner’s death. If the sole designated Beneficiary is the Owner’s spouse, the Contract may be continued in the name of the spouse as Owner.

•	If the Owner dies on or after the date annuity payouts start, and before the entire interest in the Contract has been distributed, payments under the Contract must continue on the same or on a more rapid schedule than that provided for in the method in effect on the date of death.

If the Owner is not an individual, then for purposes of the distribution at death rules, the Primary Annuitant is considered the Owner. In addition, when the Owner is not an individual, a change in the Primary Annuitant is treated as the death of the Owner. The rules described under Distribution of Death Benefit are designed to meet these requirements.

Diversification of Investments

For a Non-Qualified Contract to be treated as an annuity for federal income tax purposes, the investments of the Sub-Accounts must be “adequately diversified” in accordance with Treasury Department Regulations. If the Series Account or a Sub-Account failed to comply with these diversification standards, a Non-Qualified Contract would not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Annuity Account Value over the “investment in the Contract.”

Although we may not control the investments of the Sub-Accounts or the Portfolios, we expect that the Sub-Accounts and the Portfolios will comply with such regulations so that the Sub-accounts will be considered “adequately diversified.” Owners bear the risk that the entire Non-Qualified Contract could be disqualified as an annuity under the Code due to the failure of the Series Account or a Sub-Account to be deemed to be adequately diversified.

Owner Control

In connection with its issuance of temporary and proposed regulations under Section 817(h) in 1986, the Treasury Department announced that those regulations did not “provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company to be treated as the owner of the assets in the account” (which would result in the current taxation of the income on those assets to the Owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. Rev. Rul. 2003-91 states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. We do not believe that the ownership rights of an Owner under the Contract would result in any Owner being treated as the owner of the assets of the Contract under Rev. Rul. 2003-91. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contract Owner from being considered the owner of a pro rata share of the assets of the Contract.

Transfers, Assignments or Exchanges

A transfer of ownership of a Contract, the designation of an Annuitant, Payee, or other Beneficiary who is not also the Owner, or the exchange of a Contract may result in adverse tax consequences that are not discussed in this Prospectus.

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Multiple Contracts

All deferred, Non-Qualified Annuity Contracts that are issued by First Great-West (or our affiliates) to the same Owner during any calendar year must be treated as a single annuity contract for purposes of determining the taxable amount.

Withholding

Distributions generally are subject to withholding at rates that vary according to the type of distribution and the recipient’s tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

Section 1035 Exchanges

Code Section 1035 provides that no gain or loss shall be recognized on the exchange of one annuity contract for another. Generally, an annuity contract issued in an exchange for another annuity contract is treated as new for purposes of the penalty and distribution at death rules.

If the initial Contribution is made as a result of an exchange or surrender of another annuity contract, we may require that you provide information relating to the federal income tax status of the previous annuity contract to us.

Assignments or Pledges

Generally, rights in the Contract may be assigned or pledged as collateral for loans at any time during the life of the Annuitant.

If the Contract is assigned, the interest of the assignee has priority over your interest and the interest of the Beneficiary. Any amount payable to the assignee will be paid in a single sum.

A copy of any assignment must be submitted to First Great-West. All assignments are subject to any action taken or payout made by First Great-West before the assignment was processed. We are not responsible for the validity or sufficiency of any assignment.

If any portion of the Annuity Account Value is assigned or pledged as collateral for a loan, it may be treated as a distribution. Please consult a competent tax adviser for further information.

Distribution of the Contracts

We offer the Contract on a continuous basis. We have entered into a distribution agreement with Charles Schwab & Co., Inc. (“Schwab”) and GWFS. Contracts are sold in those states where the Contract may lawfully be sold by licensed insurance agents who are registered representatives of Schwab. Schwab is registered as a broker/dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a member of FINRA. Schwab’s principal offices are located at 101 Montgomery Street, San Francisco, California 94104.

GWFS is the principal underwriter and distributor of the Contracts and is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company. GWFS is registered with the Securities and Exchange Commission as a broker/dealer and is a member of FINRA. Its principal offices are located at 8525 East Orchard Road, Greenwood Village, Colorado, 80111.

First Great-West (or its affiliates, for purposes of this section only, collectively, “the Company”) pays Schwab compensation for the promotion and sale of the Contract. Compensation paid to Schwab is not paid directly by the Owner or the Series Account. The Company intends to fund this compensation through fees and charges imposed under the Contract and payable to the Company, and from profits on payments received by the Company from Portfolios’ advisers or administrators for providing administrative, marketing, and other support and services to the Portfolios. See “Expenses of the Portfolios” on page [ ] of this Prospectus. The Company pays a portion of these proceeds to Schwab for distribution services.

As compensation for distribution services and some Contract administrative services, the Company pays Schwab a fee based on an annual rate of average monthly Series Account and Fixed Account assets. The Company also may pay a marketing allowance or allow other promotional incentives or payments to Schwab in the form of cash or other compensation, as mutually agreed upon by the Company and Schwab, to the

36

extent permitted by FINRA rules and other applicable laws and regulations. In the past, the portion of compensation relating to a marketing allowance and/or other promotional incentives or payments to Schwab has amounted to less than $25,000 per year.

You should ask your Schwab representative for further information about what compensation he or she, or Schwab, may receive in connection with your purchase of a Contract.

Voting Rights

In general, you do not have a direct right to vote the Portfolio shares held in the Series Account. However, under current law, you are entitled to give us instructions on how to vote the shares. We will vote the shares according to those instructions at regular and special shareholder meetings. If the law changes and we can vote the shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, you have the voting interest. The number of votes available to you will be calculated separately for each of your Sub-Accounts. That number will be determined by applying your percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. You hold a voting interest in each Sub-Account to which your Annuity Account Value is allocated. If you select a variable annuity option, the votes attributable to your Contract will decrease as annuity payouts are made.

The number of votes of a Portfolio will be determined as of the date established by that Portfolio for determining shareholders eligible to vote at the meeting of the Portfolio. Voting instructions will be solicited by communication prior to such meeting in accordance with procedures established by the respective Portfolios.

If we do not receive timely instructions and Owners have no beneficial interest in shares held by us, we will vote according to the voting instructions as a proportion of all Contracts participating in the Sub-Account. If you indicate in your instructions that you do not wish to vote an item, we will apply your instructions on a pro rata basis to reduce the votes eligible to be cast.

Each person or entity having a voting interest in a Sub-Account will receive proxy material, reports, and other material relating to the appropriate Portfolio.

Please note, generally the Portfolios are not required to, and do not intend to, hold annual or other regular meetings of shareholders.

Contract Owners have no voting rights in First Great-West.

Rights Reserved by First Great-West

We reserve the right to make certain changes we believe would best serve the interests of Owners and Annuitants or would be appropriate in carrying out the purposes of the Contract. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:

•	To operate the Series Account in any form permitted under the 1940 Act or in any other form permitted by law.

•	To Transfer any assets in any Sub-Account to another Sub-Account, or to one or more separate accounts; or to add, combine or remove Sub-Accounts of the Series Account.

•	To substitute, for the Portfolio shares in any Sub-Account, the shares of another Portfolio or shares of another investment company or any other investment permitted by law.

•	To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.

•	To change the time or time of day that a valuation date is deemed to have ended.

•
To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including changing the way we assess charges, without increasing them for any outstanding Contract beyond the aggregate amount guaranteed.

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Legal Proceedings

Currently, the Series Account is not a party to, and its assets are not subject to any material legal proceedings. Further, First Great-West is not currently a party to, and its property is not currently subject to, any material legal proceedings. The lawsuits to which First Great-West is a party are, in the opinion of management, in the ordinary course of business, and are not expected to have a material adverse effect on the financial results, conditions, or prospects of First Great-West.

Legal Matters

Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt LLP.

Independent Registered Public Accounting Firm

The financial statements of  the Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company and the financial statements of First Great-West Life & Annuity Insurance Company appearing in the Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing therein and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.  The report dated March 23, 2007 on the Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company expresses an unqualified opinion.  The report dated March 29, 2007 (November 29, 2007 as to Note 14) on the First Great-West Life & Annuity Insurance Company expresses an unqualified opinion on the financial statements and the report dated March 9, 2006 includes an explanatory paragraph referring to the 2004 financial statements having been restated to give effect to the merger of First Great-West Life & Annuity Insurance Company and Canada Life Insurance Company of New York which has been accounted for as a business combination in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations.”

Available Information

You may request a free copy of the Statement of Additional Information. Please direct any oral, written, or electronic request for such documents to:

Annuity Service Center
P.O. Box 173920
Denver, CO  80217-3920
(888) 560-5938
Internet: www.schwab.com/annuity

For clients of investment managers who are Schwab Alliance customers: www.schwaballiance.com

The SEC maintains an Internet web site (http://www.sec.gov) that contains the Statement of Additional Information and other information filed electronically by First Great-West concerning the Contract and the Series Account.

You also can review and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330.

The Statement of Additional Information contains more specific information relating to the Series Account and First Great-West, such as:

•       general information;

•	information about First Great-West Life & Annuity Insurance Company and the Variable Annuity-1 Series Account;

• the calculation of annuity payouts; • postponement of payouts; • services; • withholding; and • financial statements.
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Appendix B – Net Investment Factor The Net Investment Factor is determined by dividing (a) by (b), and subtracting (c) from the result where: (a) is the net result of:

1)the net asset value per share of the Portfolio shares determined as of the end of the current Valuation Period, plus

2)       the per share amount of any dividend (or, if applicable, capital gain distributions) made by the Portfolio on shares if the “ex-dividend” date occurs during the current Valuation Period, minus or plus

3)       a per unit charge or credit for any taxes incurred by or provided for in the Sub-Account, which is determined by First Great-West to have resulted from the investment operations of the Sub-Account, and

(b) is the net result of:

        (i) the net asset value per share of the Portfolio shares held in the Sub-Account determined as of the end of the immediately preceding Valuation Period; minus or plus

        (ii) the per unit charge or credit for any taxes incurred by or reserved for in the Sub-Account for the immediately preceding Valuation Period, and

(c) is an amount representing the Mortality and Expense Risk Charge deducted from each Sub-Account on a daily basis. Such amount is equal to 0.65% if you have selected Death Benefit option 1 or 0.85% if you have selected Death Benefit option 2.

The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit Value may increase, decrease, or remain unchanged.

The net asset value per share referred to in paragraphs (a)(1) and (b) above, reflects the investment performance of the Portfolio as well as the payment of Portfolio expenses.

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VARIABLE ANNUITY-1 SERIES ACCOUNT

Flexible Premium Deferred Variable Annuity Contracts

issued by

First Great-West Life & Annuity Insurance Company
50 Main Street, 9th Floor
White Plains, New York 10606
Telephone: (800) 537-2033

STATEMENT OF ADDITIONAL INFORMATION

                This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated ____ __, 2007, which is available without charge by contacting the Annuity Administration Department, P.O. Box 173921, Denver, Colorado 80217-3921 or at 1-800-838-0649.

The date of this Statement of Additional Information is
____ __, 2007.

B-1

B-2

GENERAL INFORMATION

                In order to supplement the description in the Prospectus, the following provides additional information about the Contracts and other matters which may be of interest to you. Terms not defined in this Statement of Additional Information have the same meanings as are defined in the Prospectus under the heading “Definitions.”

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
AND THE VARIABLE ANNUITY-1 SERIES ACCOUNT

        First Great-West Life & Annuity Insurance Company (the “Company” or “First Great-West”) (formerly known as Canada Life Insurance Company of New York), the issuer of the Contract, is a New York corporation qualified to sell life insurance and annuity contracts in New York. It was qualified to do business on June 7, 1971. The Company is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company (“GWL&A”), a Colorado stock life insurance company. GWL&A is a wholly owned subsidiary of GWL&A Financial, Inc., a Delaware holding company. GWL&A Financial, Inc. is an indirect wholly-owned subsidiary of Great-West Lifeco Inc., a Canadian holding company. Great-West Lifeco Inc. is a subsidiary of Power Financial Corporation, a Canadian holding company with substantial interests in the financial services industry. Power Financial Corporation is a subsidiary of Power Corporation of Canada, a Canadian holding and management company. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

                First Great-West is rated by a number of nationally recognized rating agencies. The ratings represent the opinion of the rating agencies regarding the financial strength of the Company and its ability to meet ongoing obligations to policyholders. The ratings take into account an agreement whereby GWL&A has undertaken to provide First Great-West with certain financial support related to maintaining required statutory surplus and liquidity.

Rating Agency	Measurement	Rating

A.M. Best Company, Inc.	Financial strength, operating performance, and business profile.	A+(1)

Fitch, Inc.	Financial strength	AA+(2)

Standard & Poor’s Corporation	Financial strength	AA(3)

(1) Superior (highest rating out of ten categories)

(2) Very Strong (second highest rating out of eight categories)

(3) Very Strong (second highest rating out of nine categories)

                The assets allocated to the Series Account are the exclusive property of the Company. Registration of the Series Account under the Investment Company Act of 1940 does not involve supervision of the management or investment practices or policies of the Series Account or of the Company by the Securities and Exchange Commission. The Company may accumulate in the Series Account proceeds from charges under the Contracts and other amounts in excess of the Series Account assets representing reserves and liabilities under the Contract and other variable annuity contracts issued by the

B-3

Company.  The Company may from time to time transfer to its general account any of such excess amounts. Under certain remote circumstances, the assets of one Sub-Account may not be insulated from liability associated with another Sub-Account.

CALCULATION OF ANNUITY PAYOUTS

                Variable Annuity Options

                The Contract provides two variable annuity payout options. When a variable annuity payout option has been selected, the Company converts the Accumulation Units for each Sub-Account held by you into Annuity Units at their values determined as of the end of the Valuation Period which contains the Payout Commencement Date. The number of Annuity Units paid for each Sub-Account is determined by dividing the amount of the first monthly payout by the Sub-Account’s Annuity Unit Value on the fifth Valuation Date preceding the date the first payout is due. The number of Annuity Units used to calculate each payout for a Sub-Account remains fixed during the annuity payout period.

                The first payout under a variable annuity payout option will be based on the value of each Sub-Account on the fifth Valuation Date preceding the Payout Commencement Date. It will be determined by applying the appropriate rate to the amount applied under the payout option. Payouts after the first will vary depending upon the investment experience of the Sub-Accounts. The subsequent amount paid is determined by multiplying (a) by (b) where (a) is the number of Annuity Units to be paid and (b) is the Annuity Unit value on the fifth Valuation Date preceding the date the annuity payout is due. The total amount of each variable annuity payout will be the sum of the variable annuity payouts for each Sub-Account.

POSTPONEMENT OF PAYOUTS

                With respect to amounts allocated to the Series Account, payout of any amount due upon a total or partial surrender, death or under an annuity option will ordinarily be made within seven days after all documents required for such payout are received by the Annuity Administration Department. However, the determination, application or payout of any death benefit, Transfer, full surrender, partial withdrawal or annuity payout may be deferred to the extent dependent on Accumulation or Annuity Unit Values, for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission, for any period during which any emergency exists as a result of which it is not reasonably practicable for the Company to determine the investment experience of such Accumulation or Annuity Units or for such other periods as the Securities and Exchange Commission may by order permit for the protection of investors.

SERVICES

                A.            Safekeeping of Series Account Assets

                The assets of the Series Account are held by First Great-West. The assets of the Series Account are kept physically segregated and held separate and apart from the general account of First Great-West. First Great-West maintains records of all purchases and redemptions of shares of the underlying Portfolios. Additional protection for the assets of the Series Account is afforded by a financial institution bond that includes fidelity coverage issued to Great-West Lifeco Inc. and subsidiary companies in the amount of $50 million (Canadian) per occurrence and $100 million (Canadian) in the aggregate, which covers all officers and employees of First Great-West.

                B.             Independent Registered Public Accounting Firm

                Deloitte & Touche LLP, 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202, serves as First Great-West’s and the Series Account’s Independent Registered Public Accounting Firm. Deloitte &

B-4

Touche LLP audits financial statements for First Great-West and the Series Account and provides other audit, tax and related services.

                The following financial statements, audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, as set forth in their reports appearing therein, are included in this Statement of Additional Information as referenced in the prospectus:

•
Statement of assets and liabilities of Variable Annuity-1 Series Account of First Great-West Life & Annuity Insurance Company as of December 31, 2006, by investment division, and the related statements of operations for the year then ended, by investment division, and statements of changes in net assets for each of the two years in the period then ended, by investment division;

•
Balance sheets of First Great-West Life & Annuity Insurance Company as of December 31, 2005 and 2004, and the related statements of income, stockholder’s equity and cash flows for the year then ended and

•
Balance sheets of First Great-West Life & Annuity Insurance Company as of December 31, 2006 and 2005, and the related statements of income, stockholder’s equity and cash flows for the years then ended.

                C.            Principal Underwriter

                The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. (“GWFS”), an affiliate of First Great-West. GWFS is a Delaware corporation and is a member of FINRA. The Company does not anticipate discontinuing the offering of the Contract, although it reserves the right to do so. The Contract generally will be issued for Annuitants from birth to age ninety. The aggregate dollar amount of commissions paid to, and retained by, GWFS or any previous principal underwriter for the Contracts was zero for the last three fiscal years.

                D.            Administrative Services

                First Great-West and GWL&A have entered into an Administrative Services Agreement dated August 1, 2003, as amended. Pursuant to the agreement, GWL&A performs certain corporate support services, investment services and other back office administrative services for First Great-West. In addition, certain of GWL&A’s property, equipment, and facilities are made available for First Great-West for its operations. All charges for services and use of facilities to the extent practicable reflect actual costs, and are intended to be in accordance with New York Insurance Laws.

                Certain administrative services are provided by GWFS to assist First Great-West in processing the Contracts. These services are described in written agreements between GWFS and First Great-West. The total compensation paid to GWFS in connection with these services was zero for the last three fiscal years.

B-5

WITHHOLDING

                Annuity payouts and other amounts received under the Contract are subject to income tax withholding unless the recipient elects not to have taxes withheld. The amounts withheld will vary among recipients depending on the tax status of the individual and the type of payouts from which taxes are withheld.

                Notwithstanding the recipient’s election, withholding may be required with respect to certain payouts to be delivered outside the United States and with respect to certain distributions from certain types of qualified retirement plans, unless the proceeds are transferred directly to another qualified retirement plan. Moreover, special “backup withholding” rules may require the Company to disregard the recipient’s election if the recipient fails to supply the Company with a taxpayer identification number (“TIN”) (social security number for individuals), or if the Internal Revenue Service notifies the Company that the TIN provided by the recipient is incorrect.

FINANCIAL STATEMENTS

                The financial statements of First Great-West Life & Annuity Insurance Company should be considered only as bearing upon Depositor’s ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interests of Contract Owners under the Contracts are affected solely by the investment results of the Series Account.

B-6

First Great-West Life & Annuity
Insurance Company
(a wholly-owned subsidiary of
Great-West Life & Annuity Insurance
Company)

Balance Sheets as of December 31, 2006 and 2005,
and Related Statements of Income, Statements of
Stockholder’s Equity and Cash Flows for the Years then
Ended and Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First Great-West Life & Annuity Insurance Company
Greenwood Village, Colorado

We have audited the accompanying balance sheets of First Great-West Life & Annuity Insurance Company (the Company) as of December 31, 2006 and 2005, and the related statements of income, stockholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First Great-West Life & Annuity Insurance Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado
March 29, 2007
(November 29, 2007 as to Note 14)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Balance Sheets
December 31, 2006 And 2005
(In Thousands, Except Share Amounts)

	December 31,

	2006	2005

Assets
Investments:
Fixed maturities, available-for-sale, at fair value (amortized cost $390,577 and $391,520)	$390,414	$394,783
Equity investments, available-for-sale, at fair value (cost $125 and $20)	171	52
Mortgage loans on real estate (net of allowances of $802 and $802)	96,907	89,948
Policy loans	11,969	13,153
Short-term investments, available-for-sale (cost approximates fair value)	22,886	25,357

Total investments	522,347	523,293

Other Assets:
Cash	1,446	1,179
Reinsurance receivable:
Related party	39,331	37,392
Other	9,206	11,478
Deferred acquisition costs and value of business acquired	12,138	10,846
Investment income due and accrued	3,977	4,074
Amounts receivable related to uninsured accident and health plan claims (net of allowances of $486 and $566)	935	933
Premiums in course of collection (net of allowances of $25 and $15)	1,371	1,646
Deferred income taxes	3,649	2,665
Collateral under securities lending agreements	45,243	—
Goodwill	2,251	2,251
Other assets	1,936	3,474
Separate Account Assets	86,136	68,944

Total Assets	$729,966	$668,175

See notes to financial statements.	(Continued)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Balance Sheets
December 31, 2006 And 2005
(In Thousands, Except Share Amounts)

	December 31,

	2006	2005

Liabilities And Stockholder’s Equity
Policy Benefit Liabilities:
Policy reserves	$498,259	$499,392
Policy and contract claims	7,117	6,272
Policyholders’ funds	5,504	5,375
Provision for policyholders’ dividends	1,600	1,600
Undistributed earnings on participating business	238	2,403

Total policy benefit liabilities	512,718	515,042

General Liabilities:
Due to parent and affiliates	667	2,275
Payable under securities lending agreements	45,243	—
Repurchase agreements	13,431	13,395
Bank overdrafts	982	2,368
Other liabilities	2,729	3,142
Separate Account Liabilities	86,136	68,944

Total liabilities	661,906	605,166

Commitments And Contingencies	—	—

Stockholder’s Equity:
Common stock, $1,000 par value; 10,000 shares authorized; 2,500 shares issued and outstanding	2,500	2,500
Additional paid-in capital	56,350	56,350
Accumulated other comprehensive loss	(395)	(491)
Retained earnings	9,605	4,650

Total stockholder’s equity	68,060	63,009

Total Liabilities And Stockholder’s Equity	$729,966	$668,175

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Statements Of Income
Years Ended December 31, 2006 And 2005
(In Thousands)

	Year Ended December 31,

	2006	2005

Revenues:
Premium income:
Related party (net of premiums ceded of $7,680 and $8,097)	$(7,680)	$(8,097)
Other (net of premiums ceded of $2,770, and$3,053)	30,650	32,594
Fee income	6,152	7,255
Net investment income	27,959	28,987
Net realized gains (losses) on investments	54	(917)

Total revenues	57,135	59,822

Benefits And Expenses:
Life and other policy benefits (net of reinsurance recoveries of $7,352 and $6,061)	34,771	30,958
Decrease in policy reserves:
Related party	(1,940)	(2,859)
Other	(6,697)	(3,221)
Interest paid or credited to contractholders	10,312	10,456
Provision for policyholders’ share of earnings on participating business	(351)	54
Dividends to policyholders	1,610	1,686
General insurance expenses	8,642	9,546
Amortization of deferred acquisition costs and value of business acquired	2,945	2,761

Total benefits and expenses	49,292	49,381

Income Before Income Taxes	7,843	10,441

Provision For Income Taxes:
Current	2,944	(2,812)
Deferred	(56)	7,465

Total income taxes	2,888	4,653

Net Income	$4,955	$5,788

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Statements of Stockholder’s Equity
Years Ended December 31, 2006 And 2005
(In Thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total

Balances, January 1, 2005	$2,500	$56,350	$3,772	$25,862	$88,484
Net income				5,788	5,788
Net change in unrealized losses			(4,263)		(4,263)

Total comprehensive income					1,525
Dividends				(27,000)	(27,000)

Balances, December 31, 2005	$2,500	$56,350	$(491)	$4,650	$63,009
Net income				4,955	4,955
Net change in unrealized gains			96		96

Total comprehensive income					5,051

Balances, December 31, 2006	$2,500	$56,350	$(395)	$9,605	$68,060

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
Statements Of Cash Flows
Years Ended December 31, 2006 And 2005
(In Thousands)

	Year Ended December 31,

	2006	2005

Operating Activities:
Net income	$4,955	$5,788
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings (loss) to participating policyholders	(351)	54
Amortization of (premiums) and discounts on investments	319	226
Net realized (gains) losses on investments	(54)	917
Depreciation and amortization	2,946	2,787
Deferral of acquisition costs	(3,504)	(4,141)
Deferred income taxes	(56)	7,465
Changes in assets and liabilities:
Accrued interest and policyholder receivables	370	597
Policy benefit liabilities	509	3,022
Reinsurance receivable	333	(5,311)
Other, net	787	(5,878)

Net cash provided by operating activities	6,254	5,526

Investing Activities:
Proceeds from sales, maturities and redemptions of investments:
Fixed maturities available-for-sale	139,056	165,098
Mortgage loans on real estate	15,196	15,122
Purchases of investments:
Fixed maturities available-for-sale	(137,982)	(152,173)
Mortgage loans on real estate	(22,550)	(26,150)
Equity Investments	(105)	—
Net change in short-term investments	2,492	38,442
Change in repurchase agreements	36	(18,435)
Other, net	320	(113)

Net cash provided by (used in) investing activities	(3,537)	21,791

Financing Activities:
Contract deposits	11,175	8,930
Contract withdrawals	(10,631)	(7,160)
Change in due to parent and affiliates	(1,608)	(1,402)
Dividends	—	(27,000)
Change in bank overdrafts	(1,386)	(199)

Net cash used in financing activities	(2,450)	(26,831)

Net increase in cash	267	486
Cash, beginning of year	1,179	693

Cash, end of year	$1,446	$1,179

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$1,637	$818

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

1.	Organization And Significant Accounting Policies

Organization – First Great-West Life & Annuity Insurance Company (the “Company”), is a wholly-owned direct subsidiary of Great-West Life & Annuity Insurance Company (“GWL&A”). On December 31, 2005, First Great-West Life & Annuity Insurance Company (“FGWL&A”) merged with and into Canada Life Insurance Company of New York (“CLNY”). Upon completion of the merger, CLNY’s name was changed to that of the Company. The merger has been accounted for as a “reorganization of businesses under common control” and, accordingly, the assets and liabilities of FGWL&A and CLNY and the results of their operations have been combined at their historical cost basis as if the merger had taken place at the beginning of the earliest period presented.

The Company offers individual and group life insurance, individual and group annuity products and group accident and health products. The Company was incorporated as a stock life insurance company in the State of New York and is subject to regulation by the New York Department of Insurance.

Basis of presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for policy reserves, allowances for credit losses, deferred acquisition costs and value of business acquired, derivative instruments, valuation of privately placed fixed maturities and taxes on income. Actual results could differ from those estimates.

Reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation. The changes in presentation to the statements of cash flows relate to the cash flows from sales and purchases of repurchase agreement assets which in 2006 are presented in net change in short-term investments and in 2005 were presented on a gross basis in proceeds from sales of fixed maturities and in purchases of fixed maturities, and to the reclassification of the change in repurchase agreement borrowings from financing activities into investing activities. In addition, contract deposits and withdrawals, which were presented on a net basis in 2005, are shown separately in 2006. Reclassifications were also made in the 2005 balance sheets and the statements of income regarding the presentation of deferred acquisition costs and value of business acquired, goodwill, other assets, general insurance expense, amortization of deferred acquisition costs and interest expense. The reclassifications had no effect on previously reported total assets, total liabilities, stockholder’s equity or net income and were done to further enhance the readers’ understanding of the Company’s financial statements.

Significant accounting policies

Investments - Investments are reported as follows:

1.

The Company has classified its fixed maturity investments as available-for-sale and carries them at fair value with the net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section in the accompanying balance sheets. Net unrealized gains and losses related to participating contract policies are recorded as undistributed earnings on participating business in the accompanying balance sheets.

Premiums and discounts are recognized as a component of net investment income using the scientific interest method. Realized gains and losses and declines in value determined to be other-than-temporary are included in net realized gains (losses) on investments.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

2.

Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any uncollectible accounts. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to net investment income using the scientific interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

The Company maintains an allowance for credit losses at a level that is sufficient to absorb credit losses on its impaired loans in management’s opinion. Management’s judgment is based upon extensive situational analysis of each individual loan and may consider past loss experience and current and projected economic conditions. The measurement of impaired loans is based on the fair value of the collateral.

3.

Equity investments classified as available for sale are carried at fair value with net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section of the accompanying balance sheets.

4.	Policy loans are carried at their unpaid balances.

5.

Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost, which approximates fair value. The Company classifies its short-term investments as available-for-sale.

6.	Gains and losses realized upon the disposal of investments are determined on a specific identification basis.

7.

The Company may employ a trading strategy that involves the sale of securities with a simultaneous agreement to repurchase similar securities at a future date at an agreed-upon price. Proceeds of the sale are reinvested in other securities and may enhance the current yield and total return. The difference between the sales price and the future repurchase price is recorded as an adjustment to interest income. During the period between the sale and repurchase, the Company will not be entitled to receive interest and principal payments on the securities sold. Losses may arise from changes in the value of the securities or if the counterparty files for bankruptcy or becomes insolvent. In such cases, the Company’s right to repurchase the security may be restricted. Amounts owed to brokers under these arrangements are included in repurchase agreements in the accompanying balance sheets. The liability is collateralized by securities with approximately the same value.

8.

The Company receives collateral for lending securities that are held as part of its investment portfolio. The Company requires collateral in an amount greater than or equal to 102% of the market value of domestic securities loaned and 105% of foreign securities loaned. Such collateral is used to replace the securities loaned in the event of default by the borrower. The Company’s securities lending transactions are accounted for as collateralized borrowings. Collateral is defined as government securities, letters of credit, and/or cash collateral. The borrower can return and the Company can request the loaned securities at any time. The Company maintains ownership of the securities at all times and is entitled to receive from the borrower any payments for interest or dividends received on such securities during the loan term.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

Derivative financial instruments - All derivatives, whether designated as hedging relationships or not, are recorded on the balance sheets at fair value. Accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and its designation as determined when the derivative contract is entered into. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in accumulated other comprehensive income on the Company’s balance sheets and are recognized in the income statements when the hedged item affects earnings. Changes in the fair value of derivatives not qualifying for hedge accounting and the over effective portion of cash flow hedges are recognized in net investment income in the period of change.

Cash - Cash includes only amounts in demand deposit accounts.

Bank overdrafts - The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not yet presented to banks for payment can result in overdraft balances for accounting purposes and are included in other liabilities in the accompanying balance sheets. At December 31, 2006 and 2005, this liability was $982 and $2,368, respectively.

Deferred acquisition costs (“DAC”) and value of business acquired (“VOBA”) - DAC, which primarily consist of sales commissions and costs associated with the Company’s sales representatives related to the production of new business, have been deferred to the extent recoverable. VOBA represents the estimated fair value of insurance or annuity contracts acquired through the acquisition of another insurance company. The recoverability of such costs is dependent upon the future profitability of the related business. The Company’s VOBA resulted from GWL&A’s 2003 acquisition of CLNY. DAC and VOBA associated with the annuity products and flexible premium universal life insurance products are amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. DAC and VOBA associated with traditional life insurance are amortized over the premium-paying period of the related policies in proportion to premium revenues recognized. Amortization of deferred acquisition costs was $2,875 and $2,771 during the years ended December 31, 2006 and 2005, respectively. See Note 7 for additional information regarding deferred acquisition costs and the value of business acquired.

Goodwill - Goodwill is the excess of cost over the fair value of assets acquired and liabilities assumed in connection with an acquisition transaction. The Company tests goodwill for impairment annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. If the carrying value of goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income in the period in which the impairment is identified. There were no impairments of goodwill recognized during the years ended December 31, 2006 and 2005.

Separate accounts - Separate account assets and related liabilities are carried at fair value in the accompanying balance sheets. The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, which is an affiliate of GWL&A, and shares of other non-affiliated mutual funds and government and corporate bonds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contract holders and, therefore, are not included in the Company’s statements of income. Revenues of the Company from the separate accounts consist of contract maintenance fees, administrative fees and mortality and expense risk charges.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

Life insurance and annuity policy reserves - Life insurance and annuity policy reserves with life contingencies in the amounts of $449,022 and $450,000 at December 31, 2006 and 2005, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity policy reserves without life contingencies in the amounts of $48,456 and $48,589 at December 31, 2006 and 2005, respectively, are established at the contract holder’s account value.

Reinsurance - Policy reserves and policy and contract claims ceded to other insurance companies are carried as a reinsurance receivable on the balance sheets. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Policy and contract claims - Policy and contract claims include provisions for claims incurred but not reported and claims in the process of settlement. The provision for claims incurred but not reported are valued based primarily on the Company’s prior experience. The claims in the process of settlement are valued in accordance with the terms of the related policies and contracts.

Participating fund account– The Company sells participating policies in which the policyholder shares in the Company’s earnings through policyholder dividends that reflect the difference between the assumptions used in premium charged and the actual experience. The amount of dividends to be paid from undistributed earnings on participating business is determined annually by the Board of Directors.

Recognition of premium and fee income and benefits and expenses - Life insurance premiums are recognized when due. Annuity contract premiums with life contingencies are recognized as received. Accident and health premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured business and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts.

Income taxes - Income taxes are recorded using the asset and liability method in which deferred tax assets and liabilities are recorded for expected future tax consequences of events have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

Regulatory requirements - In accordance with the requirements of the New York State Department of Insurance (the “Department”), the Company must demonstrate that it maintains adequate capital. At December 31, 2006 and 2005, the Company was in compliance with the requirement (See Note 8).

In accordance with the requirements of the regulatory authorities in the states in which the Company conducts its business, it is required to maintain deposits with those authorities for the purpose of security for policy and contract holders. The Company generally fulfills this requirement with the deposit of United States government obligations.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

Recently adopted accounting pronouncements –

In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). SOP 05-1 provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FASB Statement of Financial Accounting Standards No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses From the Sale of Investments”. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. The Company adopted SOP 05-1 on January 1, 2007. The adoption of SOP 05-1 did not have a material effect on the Company’s financial position or the results of its operations.

In November 2005, the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”). FSP 115-1 and 124-1 supersedes Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and amends Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” Statement of Financial Accounting Standards No. 124 “Accounting for Certain Investments Held by Not-for-Profit Organizations” and Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” FSP 115-1 and 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. FSP 115-1 and 124-1 also includes provisions for accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 was effective for reporting periods beginning after December 15, 2005 with earlier adoption permitted. The Company adopted FSP 115-1 and 124-1 during its fiscal quarter ended December 31, 2005. The adoption of FSP 115-1 and 124-1 did not have a material effect on the Company’s financial position or results of its operations.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”). SFAS No. 155 permits any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS No. 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS No. 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, however it may be applied to instruments that an entity holds at the date of adoption on an instrument-by-instrument basis. The Company adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS No. 155 did not have a material effect on the Company’s financial position or the results of its operations.

In June 2006, the FASB issued Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with SFAS Statement No. 109 “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial position.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

Accounting pronouncements that will be adopted in the future -

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS No. 157”). SFAS No. 157 provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also provides expanded information about the extent to which a company measures assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS No. 157 is applicable whenever other authoritative pronouncements require or permit assets or liabilities to be measured at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company will adopt the provisions of SFAS No. 157 for its fiscal year beginning January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 157 will have on its financial position, the results of its operations and the disclosure requirements applicable to its fair value measurements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115” (“SFAS No.159”). SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to FASB No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company will adopt the provisions of SFAS No. 159 for its fiscal year beginning January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on its financial position and the results of its operations.

2.	Related-Party Transactions

The Company and GWL&A have service agreements whereby GWL&A administers, distributes and underwrites business for the Company and administers its investment portfolio. The amounts recorded are based upon estimated costs incurred and resources expended. These transactions are summarized as follows:

	Year Ended December 31,

	2006	2005

Investment management fees included in net investment income	$138	$178
Administrative and underwriting services included in general insurance expenses	6,279	7,234

Total	$6,417	$7,412

The Company and GWL&A have an agreement whereby GWL&A has committed to provide financial support related to the maintenance of adequate regulatory surplus and liquidity.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

3.	Summary Of Investments

The following table summarizes fixed maturity securities and equity investments available-for-sale at December 31, 2006:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Carrying Value

Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$90,297	$2,284	$988	$91,593	$91,593
Obligations of U.S. states and their Subdivisions	1,269	69	46	1,292	1,292
Foreign government	394	—	19	375	375
Corporate debt Securities	167,229	3,054	2,928	167,355	167,355
Mortgage-backed and asset-backed Securities	131,388	779	2,368	129,799	129,799

Total fixed Maturities	$390,577	$6,186	$6,349	$390,414	$390,414

Total equity Investments	$125	$46	$—	$171	$171

The following table summarizes fixed maturity securities and equity investments available-for-sale at December 31, 2005:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Carrying Value

Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$92,545	$3,697	$665	$95,577	$95,577
Obligations of U.S. states and their Subdivisions	1,379	83	22	1,440	1,440
Foreign government	500	—	23	477	477
Corporate debt Securities	148,133	3,710	2,862	148,981	148,981
Mortgage-backed and asset-backed Securities	148,963	1,242	1,897	148,308	148,308

Total fixed Maturities	$391,520	$8,732	$5,469	$394,783	$394,783

Total equity Investments	$20	$32	$—	$52	$52

See Note 4 for additional information on policies regarding estimated fair value of fixed maturities and equity investments.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

The amortized cost and estimated fair value of fixed maturities at December 31, 2006, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2006

	Amortized Cost	Estimated Fair Value

Due in one year or less	$21,432	$21,601
Due after one year through five years	60,504	61,388
Due after five years through ten years	78,320	78,141
Due after ten years	66,517	67,365
Mortgage-backed and asset-backed securities	163,804	161,919

	$390,577	$390,414

Mortgage-backed and asset-backed securities include collateralized mortgage obligations that consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and expected average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments on a quarterly basis.

The following table summarizes information regarding the sales of fixed maturities for the years ended December 31, 2006 and 2005:

	Year Ended December 31,

	2006	2005

Proceeds from sales	$99,254	$127,607
Gross realized gains from sales	1,038	1,129
Gross realized losses from sales	(1,208)	(2,211)

Gross realized gains and gross realized losses from sales were primarily attributable to interest rate related gains and losses on repurchase agreement financing transactions and short duration fixed maturity investments resulting from the sale of securities acquired in the current year.

The Company has fixed maturity securities with fair values in the amounts of $531 that have been non-income producing for the twelve months preceding December 31, 2006. These securities were written down to their fair value in the period they were deemed to be other-than-temporarily impaired.

Derivative financial instruments - The Company makes limited use of derivative financial instruments to manage interest rate, market and credit risk. Derivatives are not used for speculative purposes.

The Company controls the credit risk of its derivative contracts through credit approvals, limits and monitoring procedures. Risk of loss is generally limited to the fair value of derivative instruments and not to the notional or contractual amounts of the derivatives. As the Company generally enters into derivative transactions only with high quality institutions, no losses associated with non-performance of derivative financial instruments have occurred or are expected to occur.

Derivatives not designated as hedging instruments - The Company attempts to match the timing of when interest rates are committed on insurance products and other new investments. However, timing differences may occur and can expose the Company to fluctuating interest rates. To offset this risk, the Company uses U.S. Treasury futures as a method of adjusting the duration of the overall portfolio of investments.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

The Company occasionally purchases a financial instrument that contains a derivative instrument that is “embedded” within the financial instrument. Upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e. the host contract) and whether a separate instrument with the same terms as the embedded instrument could meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value.

Although management believes the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended. As such, changes in the market value of these instruments are recorded in net income. During the years ended December 31, 2006 and 2005, net income was decreased by $58 and $186, respectively, from market value changes of derivatives not receiving hedge accounting treatment.

          The following tables summarize derivative financial instruments at December 31, 2006 and 2005:

December 31, 2006	Notional Amount	Strike / Swap Rate	Maturity

Credit default swaps	$6,000	0.535%	April 2007
Futures:
Five year U.S. Treasury:
Long position	4,500	N/A	March 2007

December 31, 2005	Notional Amount	Strike / Swap Rate	Maturity

Credit default swaps	$6,000	0.535%	April 2007
Futures:
Five year U.S. Treasury:
Long position	4,500	N/A	March 2006

Mortgage Loans - The following table summarizes information with respect to impaired mortgage loans at December 31, 2006 and 2005:

	December 31,

	2006	2005

Impaired loans, net of allowance for credit losses of $0 and $0	$—	$—
Average balance of impaired loans during the year	—	142
Interest income recognized while impaired	—	—

The following table summarizes the activity in the allowance for mortgage loan credit losses for the years ended December 31, 2006 and 2005:

	Year Ended December 31,

	2006	2005

Balance, January 1	$802	$850
Provisions	—	—
Amounts written off, net of recoveries	—	(48)

Balance, December 31	$802	$802

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

The changes to the allowance for mortgage loan credit losses are recorded in net realized gains on investments.

Securities pledged, restricted assets and special deposits – The Company pledges investment securities it owns to unaffiliated parties through certain transactions, including securities sold under agreements to repurchase, futures contracts and state regulatory deposits.

The Company had securities on deposit with governmental authorities or trustees as required by certain insurance laws with carrying values in the amounts of $331 and $5,474 at December 31, 2006 and 2005, respectively.

During 2006, the Company began participating in a securities lending program whereby securities, which are included in invested assets in the accompanying balance sheets, are loaned to third parties. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost in the amount of $42,052 and estimated fair value in the amount of $43,348 were on loan under the program at December 31, 2006. The Company was liable for collateral under its control in the amount of $45,243 at December 31, 2006.

Additionally, the fair value of margin deposits related to futures contracts was approximately $120 at December 31, 2006 and 2005, respectively.

Impairment of fixed maturities and equity investments - The Company classifies all of its fixed maturities and equity investments as available-for-sale and marks them to fair value with the related net gain or loss, net of policyholder related amounts and deferred taxes, being recorded in accumulated other comprehensive income in the stockholder’s equity section in the accompanying balance sheets. All securities with gross unrealized losses at the balance sheet date are subjected to the Company’s process for identifying other-than-temporary impairments.

The Company writes down to fair value securities that it deems to be other-than-temporarily impaired in the period the securities are deemed to be so impaired. The Company records write-downs as investment losses and adjusts the cost basis of the securities accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

The assessment of whether an other-than-temporary impairment has occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the future earnings potential of the issuer.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	Fair value is significantly below cost.

•	The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or geographic area.

•	The decline in fair value has existed for an extended period of time.

•	A debt security has been downgraded by a rating agency.

•	The financial condition of the issuer has deteriorated.

•	Dividends have been reduced/eliminated or scheduled interest payments have not been made.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

While all available information is taken into account, it is difficult to predict the ultimate recoverable amount of a distressed or impaired security.

The Company’s securities fluctuate in value based upon interest rates in financial markets and other economic factors. These fluctuations, caused by market interest rate changes, have little bearing on whether or not the investment will be ultimately recoverable. The Company has the ability and intent to hold the securities with unrealized losses until a recovery of fair value; therefore, the Company considers these declines in value as temporary.

Unrealized losses on fixed maturity and equity investments

The following tables summarize unrealized investment losses by class of investment at December 31, 2006 and 2005. The Company considers these investments to be only temporarily impaired.

	Less than twelve months		Twelve months or longer		Total

	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss

December 31, 2006:
Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$42,056	$371	$23,631	$617	$65,687	$988
Obligations of U.S. states and their Subdivisions	—	—	969	46	969	46
Foreign government	—	—	375	19	375	19
Corporate debt Securities	41,942	784	47,960	2,144	89,902	2,928
Mortgage-backed and asset-backed Securities	16,256	153	77,153	2,215	93,409	2,368

Total fixed Maturities	$100,254	$1,308	$150,088	$5,041	$250,342	$6,349

	Less than twelve months		Twelve months or longer		Total

	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss

December 31, 2005:
Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$15,833	$221	$19,725	$444	$35,558	$665
Obligations of U.S. states and their Subdivisions	1,013	16	90	6	1,103	22
Foreign government	—	—	477	23	477	23
Corporate debt Securities	21,864	1,079	45,243	1,783	67,107	2,862
Mortgage-backed and asset-backed Securities	84,621	1,213	14,226	684	98,847	1,897

Total fixed Maturities	$123,331	$2,529	$79,761	$2,940	$203,092	$5,469

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

At December 31, 2006 and 2005 there were no unrealized losses on equity investments.

Fixed maturity investments - At December 31, 2006 and 2005, there were 36 and 48 securities, respectively, that had been in a loss position for less than twelve months with carrying values in the amounts of $100,254 and $123,331, respectively, and unrealized losses in the amounts of $1,308 and $2,529, respectively. At December 31, 2006, all of these securities were investment-grade rated. At December 31, 2005, less than 2% of these securities were rated non-investment grade. At December 31, 2006 and 2005, there were 111 and 95 securities, respectively, that had been in a continuous loss position for twelve months or longer with carrying values in the amounts of $150,088 and $79,761, respectively, and unrealized losses in the amounts of $5,041 and $2,940, respectively. The losses on these securities are primarily attributable to changes in market interest rates and changes in credit spreads since the securities were acquired. The company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

U.S. Government direct obligations and U.S. agencies, obligations of U.S. States and their subdivisions and foreign government - The unrealized losses on the Company’s investments in U.S. Government direct obligations and U.S. agencies, obligations of U.S. States and their subdivisions and foreign government as of December 31, 2006 and 2005 were caused by interest rate increases since the securities were acquired. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. All of these investments were rated A and above. The company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

Corporate debt securities - At December 31, 2006 and 2005, there were 21 and 25 securities, respectively, that had been in a loss position for less than twelve months with carrying values in the amounts of $41,942 and $21,864, respectively, and unrealized losses in the amounts of $784 and $1,079, respectively. At December 31, 2006 and 2005, there were 80 and 78 securities, respectively, that had been in a continuous loss position for twelve months or longer with carrying values in the amounts of $47,960 and $45,243, respectively, and unrealized losses in the amounts of $2,144 and $1,783, respectively. The losses on these securities are primarily attributable to changes in market interest rates and changes in credit spreads since the securities were acquired. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

In the electric/utilities industry, there were four securities that have been in a loss position for less than twelve months with unrealized losses of in the amount $86. Seventeen securities have been in a loss position for twelve months or longer with unrealized losses in the amount of $321. Less than $15 of unrealized losses in this industry was related to a decrease in credit quality.

In the industrial products and services industry, there were six securities that have been in a loss position for twelve months or longer with unrealized losses in the amount of $357. None of the unrealized losses were related to a decrease in credit quality.

The remaining unrealized losses on the Company’s investments in corporate debt securities in both categories are not concentrated in any one industry.

Mortgage-backed and asset-backed securities - At December 31, 2006 and 2005, there were six and fifteen securities, respectively, that had been in a loss position for less than twelve months with carrying values in the amounts of $16,256 and $84,621, respectively, and unrealized losses in the amounts of $153 and $1,213, respectively. At December 31, 2006 and 2005, there were eighteen and six securities, respectively, that had been in a continuous loss position for twelve months or longer with carrying values in the amounts of $77,153 and $14,226, respectively, and unrealized losses in the amounts of $2,215 and $684, respectively. None of these losses were related to a decrease in credit quality. The losses on these securities are primarily attributable to changes in market interest rates and changes in credit

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

spreads since the securities were acquired. The Company does not consider these investments to be other-than-temporarily impaired at December 31, 2006.

Other-than-temporary impairment

For the years ended December 31, 2006 and 2005, the Company recorded other-than-temporary impairments in the fair value of its available-for-sale investments in the amounts of $192 and $130, respectively.

4.	Estimated Fair Value Of Financial Instruments

The following table summarizes the carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2006 and 2005:

	December 31, 2006		December 31, 2005

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

ASSETS:
Fixed maturities and short-term investments	$413,300	413,300	$420,140	$420,140
Mortgage loans on real estate	96,907	98,254	89,948	93,219
Policy loans	11,969	11,969	13,153	13,153
Equity investments	171	171	52	52

LIABILITIES:
Annuity contract reserves without life contingencies	48,456	48,482	48,589	48,670
Derivatives	8	8	15	15
Policyholders’ funds	5,504	5,504	5,375	5,375
Repurchase agreements	13,431	13,431	13,395	13,395

The estimated fair values of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts of the Company’s financial instruments.

The estimated fair value of fixed maturities and equity investments that are publicly traded are obtained from an independent pricing service. To determine fair value of fixed maturity and equity investments that are not actively traded, the Company utilizes discounted cash flows calculated at current market rates on investments of similar quality and term.

Mortgage loan fair value estimates generally are based on discounted cash flows. A discount rate “matrix” is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage’s remaining term and credit quality. The rates selected for inclusion in the discount rate “matrix” reflect rates that the Company would quote if placing loans representative in size and quality to those currently in the portfolio.

Policy loans accrue interest generally at variable rates with no fixed maturity dates and therefore, estimated fair value approximates carrying value.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

The estimated fair value of annuity contract reserves without life contingencies is estimated by discounting the cash flows to maturity of the contracts utilizing current interest crediting rates for similar products.

The estimated fair value of policyholders’ funds is the same as the carrying amount since the Company can change the interest crediting rates due to fluctuations in market interest rates with 30 days notice.

The carrying value of short-term investments and repurchase agreements is a reasonable estimate of fair value due to their short-term nature.

Included in other liabilities at December 31, 2006 and 2005, are derivative financial instruments in the amounts of $8 and $15, respectively. These derivative financial instruments consist of credit default swaps.

5.	Allowances On Policyholder Receivables

Amounts receivable for uninsured accident and health plan claims paid on behalf of customers and premiums in the course of collection are generally uncollateralized. Such receivables are from a large number of policyholders and throughout many industry groups.

The Company maintains an allowance for credit losses at a level that is sufficient to absorb credit losses on amounts receivable related to uninsured accident and health plan claims and premiums in course of collection in management’s opinion. Management’s judgment is based on past loss experience and current and projected economic conditions.

Activity in the allowance for amounts receivable related to uninsured accident and health plan claims paid on behalf of customers is as follows:

	2006	2005

Balance, January 1	$566	$686
Provision charged (credited) to operations	(77)	(114)
Amounts written off, net of recoveries	(3)	(6)

Balance, December 31	$486	$566

Activity in the allowance for premiums in course of collection is as follows:

	2006	2005

Balance, January 1	$15	$24
Provision charged (credited) to operations	10	(8)
Amounts written off, net of recoveries	0	(1)

Balance, December 31	$25	$15

6.	Reinsurance

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains 100% of the first $50 of coverage per individual life and has a maximum retention of $250 per individual life. Life insurance policies are first reinsured to GWL&A up to a maximum of $1,250 of coverage per individual life. Any excess amount is reinsured to a third party.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2006 and 2005, the reinsurance receivables had net carrying values in the amounts of $48,537 and $48,870, respectively. There were no allowances for potential uncollectible reinsurance receivables at either December 31, 2006 or 2005.

The following table summarizes life insurance in force and life and accident and health premiums at, and for the year ended, December 31, 2006:

	Direct	Reinsurance Ceded	Reinsurance Assumed	Net

Life insurance in force:
Individual	$6,041,156	$(3,312,197)	$—	$2,728,959
Group	237,896	—	—	237,896

Total	$6,279,052	$(3,312,197)	$—	$2,966,855

Premium income:
Life insurance	$25,771	(10,357)	—	15,414
Accident/health	7,568	(87)	—	7,481
Annuities	81	(6)	—	75

Total	$33,420	$(10,450)	$—	$22,970

The following table summarizes life insurance in force and life and accident and health premiums at, and for the year ended, December 31, 2005:

	Direct	Reinsurance Ceded	Reinsurance Assumed	Net

Life insurance in force:
Individual	$6,157,078	$(3,489,408)	$—	$2,667,670
Group	249,794	(211)	—	249,583

Total	$6,406,872	$(3,489,619)	$—	$2,917,253

Premium income:
Life insurance	$28,038	$(11,046)	$—	$16,992
Accident/health	7,589	(98)	—	7,491
Annuities	20	(6)	—	14

Total	$35,647	$(11,150)	$—	$24,497

7.	Deferred Acquisition Costs and Value of Business Acquired

The following table summarizes activity in deferred acquisition costs and value of business acquired for the years December 31, 2006 and 2005:

	DAC	VOBA	Total

Balance, January 1, 2005	$8,991	$454	$9,445

Capitalized additions	4,141	20	4,161
Amortization	(2,771)	(10)	(2,781)
Net unrealized investment gains (losses)	9	12	21

Balance, December 31, 2005	10,370	476	10,846

Capitalized additions	3,504		3,504
Amortization	(2,875)	(70)	(2,945)
Net unrealized investment gains (losses)	809	(76)	733

Balance, December 31, 2006	$11,808	$330	$12,138

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

The estimated future amortization expense for VOBA for the next five years is:

Year Ended December 31,

2007	$35
2008	35
2009	35
2010	35
2011	35

8.	Stockholder’s Equity, Dividend Restrictions And Other Matters

At December 31, 2006 and 2005, the Company had 10,000 shares of $1,000 par value common stock authorized, 2,500 of which were issued and outstanding.

The Company’s net income and capital and surplus, as determined in accordance with statutory accounting principles and practices, for years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31,

	2006	2005

	(Unaudited)
Net income	$8,295	$8,663
Capital and surplus	45,562	37,491

As an insurance company domiciled in the State of New York, the Company is required to maintain a minimum of $6,000 of capital and surplus. Dividends are paid as determined by the Board of Directors, subject to restrictions as discussed below. The Company paid dividends in the amounts of $0 and $27,000 during the years ended December 31, 2006 and 2005, respectively.

The maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of New York, without prior approval of the Insurance Commissioner, is subject to restrictions relating to statutory surplus and statutory adjusted net investment income. Unaudited statutory surplus and adjusted net investment income at December 31, 2006 were $43,062 and $31,199, respectively. The Company should be able to pay up to $4,306 (unaudited) of dividends in 2007 without the approval of the Insurance Commissioner.

9.	Other Comprehensive Income

The following table presents the composition of other comprehensive income for the year ended December 31, 2006:

	Year Ended December 31, 2006

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount

Unrealized gains on available-for-sale securities:
Unrealized holding gains (losses) arising during the period	$(848)	297	(551)
Less: reclassification adjustment for (gains) losses realized in net income	228	(80)	148

Net unrealized gains (losses)	(620)	217	(403)
Reserve, DAC and VOBA adjustment	768	(269)	499

Other comprehensive income (loss)	$148	(52)	96

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

The following table presents the composition of other comprehensive income for the year ended December 31, 2005:

	Year Ended December 31, 2005

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount

Unrealized gains on available-for-sale securities:
Unrealized holding gains (losses) arising during the period	$(6,326)	$2,214	$(4,112)
Less: reclassification adjustment for (gains) losses realized in net income	(266)	93	(173)

Net unrealized gains (losses)	(6,592)	2,307	(4,285)
Reserve, DAC and VOBA adjustment	34	(12)	22

Other comprehensive income (loss)	$(6,558)	$2,295	$(4,263)

10.	Net Investment Income And Net Realized Gains (Losses) On Investments

The following table summarizes net investment income for the years ended December 31, 2006 and 2005:

	Year Ended December 31,

	2006	2005

Investment income:
Fixed maturities and short-term investments	$21,905	$23,573
Equity investments	—	(30)
Mortgage loans on real estate	5,793	5,315
Policy loans	744	730
Other	2	(131)

	28,444	29,457
Investment expenses	(485)	(470)

Net investment income	$27,959	$28,987

The following table summarizes net realized gains (losses) on investments for the years ended December 31, 2006 and 2005:

	Year Ended December 31,

	2006	2005

Net realized gains (losses):
Fixed maturities and short term investments	$(362)	$(1,211)
Equity investments	—	—
Mortgage loans on real estate	441	414
Other	(25)	(168)
Provision for mortgage loan impairments	—	48

Net realized gains (losses) on investments	$54	$(917)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

11.	General Insurance Expenses

The following table summarizes the components of general insurance expenses for the years ended December 31, 2006 and 2005:

	Year Ended December 31,

	2006	2005

Administrative services agreement	$6,279	$7,234
Commissions	5,149	5,866
Premium and other taxes	509	156
Capitalization of DAC	(3,504)	(4,141)
Other	209	431

Total	$8,642	$9,546

12.	Federal Income Taxes

The following table presents a reconciliation between the statutory federal income tax rate and the Company’s effective federal income tax rate for the years ended December 31, 2006 and 2005:

	Year Ended December 31,
	2006	2005

Statutory federal income tax rate	35.0%	35.0%
Income tax effect of:
State taxes, net of Federal tax benefit	4.9	4.3
Provision for participating policies	(1.6)	0.2
Other	(1.5)	5.1

Effective federal income tax rate	36.8%	44.6%

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

	December 31, 2006		December 31, 2005

	Deferred tax asset	Deferred tax liability	Deferred tax asset	Deferred tax liability

Policy holder reserves	$14,503	—	$15,081	$—
Deferred acquisition costs (proxy tax)	3,923	—	3,370	—
Deferred acquisition cost	—	4,850	—	3,630
Investment assets	—	6,802	—	9,037
Other	—	3,125	—	3,119

Total deferred taxes	$18,426	14,777	$18,451	$15,786

Amounts presented for investment assets above include $(75) and $(1,004) related to the unrealized (gains) losses on the Company’s fixed maturity and equity investments, which are classified as available-for-sale at December 31, 2006 and 2005, respectively.

Prior to the merger of FGWL&A and CLNY, FGWL&A and GWL&A Financial, parent company of GWL&A, had entered into an income tax allocation agreement whereby GWL&A Financial files a consolidated federal income tax return on behalf of a group that includes FGWL&A. Under the agreement, FGWL&A is responsible for and will receive the benefits of any income tax liability or benefit computed on a separate income tax return basis. Prior to the merger of FGWL&A and CLNY, CLNY filed its federal income tax return on a separate basis. FGWL&A and CLNY filed their 2005 income tax returns on these bases.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(Dollars In Thousands, Except Share Amounts)

Beginning for its income tax year ended December 31, 2006, the Company will file its federal income tax return on a separate basis.

Included in due to parent and affiliates at December 31, 2006 and 2005 are $0 and $1,456, respectively, of income tax liabilities related to the consolidated federal income tax returns filed by GWL&A Financial. Included in other assets at December 31, 2006 and 2005 is a current income tax receivable in the amount of $651 and $1,956, respectively, related to the separate federal income tax returns and other state income tax receivables.

13.	Commitments And Contingencies

The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on its financial position or the results of its operations.

14.	Subsequent Event

On November 26, 2007, GWL&A announced it has signed a definitive agreement to sell its healthcare business to a subsidiary of CIGNA Corporation. The transaction is expected to close during the first half of 2008, subject to regulatory approvals. This transaction would include the healthcare business of FGWL&A.

First Great-West Life & Annuity Insurance Company (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Financial Statements as of and for the Years Ended December 31, 2005 and 2004 and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
First Great-West Life & Annuity Insurance Company
Greenwood Village, Colorado

We have audited the accompanying balance sheets of First Great-West Life & Annuity Insurance Company (the Company) as of December 31, 2005 and 2004, and the related statements of income, stockholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of First Great-West Life & Annuity Insurance Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the 2004 financial statements have been restated to give effect to the merger of First Great-West Life & Annuity Insurance Company and Canada Life Insurance Company of New York which has been accounted for as a business combination in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.”

/s/ Deloitte & Touche LLP

Denver, Colorado
March 9, 2006

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In Thousands, Except Share Amounts)

	December 31,

	2005	2004

ASSETS
INVESTMENTS:
Fixed maturities, available-for-sale, at fair value (amortized cost $391,520 and $421,863)	$394,783	$432,002
Equity investments, at fair value (cost $20 and $20)	52	50
Mortgage loans on real estate (net of allowances of $802 and $850)	89,948	79,628
Policy loans	13,153	13,145
Short-term investments, available-for-sale (cost approximates fair value)	25,357	46,623

Total investments	523,293	571,448

OTHER ASSETS:
Cash	1,179	693
Reinsurance receivable:
Related party	37,392	34,532
Other	11,478	9,027
Deferred policy acquisition costs	10,370	8,991
Investment income due and accrued	4,074	4,526
Amounts receivable related to uninsured accident and health plan claims (net of allowances of $566 and $686)	933	901
Premiums in course of collection (net of allowances of $15 and $24)	1,646	1,823
Deferred income taxes	2,665	7,759
Other assets	6,201	3,362
SEPARATE ACCOUNT ASSETS	68,944	60,331

TOTAL ASSETS	$668,175	$703,393

 Restated to reflect the merger as discussed in Note 1 to the financial statements.

See notes to financial statements.
(Continued)

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In Thousands, Except Share Amounts)

	December 31,

	2005	2004

LIABILITIES AND STOCKHOLDER’S EQUITY
POLICY BENEFIT LIABILITIES:
Policy reserves	$499,392	$494,858
Policy and contract claims	6,272	5,817
Policyholders’ funds	5,375	5,579
Provision for policyholders’ dividends	1,600	1,600
Undistributed earnings on participating business	2,403	2,535
GENERAL LIABILITIES:
Due to parent and affiliates	2,275	3,677
Bank overdrafts	2,368	2,567
Repurchase agreements	13,395	31,830
Other liabilities	3,142	6,115
SEPARATE ACCOUNT LIABILITIES	68,944	60,331

Total liabilities	605,166	614,909

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDER’S EQUITY:
Common stock, $1,000 par value; 10,000 shares authorized; 2,500 shares issued and outstanding	2,500	2,500
Additional paid-in capital	56,350	56,350
Accumulated other comprehensive income	(491)	3,772
Retained earnings	4,650	25,862

Total stockholder’s equity	63,009	88,484

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$668,175	$703,393

 Restated to reflect the merger as discussed in Note 1 to the financial statements.

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands)

	Year Ended December 31,

	2005	2004

REVENUES:
Premium income:
Related party (net of premiums ceded totaling $8,097 and $8,270)	$(8,097)	$(8,270)
Other (net of premiums ceded totaling $3,053 and $4,708)	32,594	32,752
Fee income	7,255	5,554
Net investment income	28,987	27,968
Net realized (losses) gains on investments	(917)	5,753

Total revenues	59,822	63,757

BENEFITS AND EXPENSES:
Life and other policy benefits (net of reinsurance recoveries of $6,061 and $5,260)	30,958	35,635
Decrease in policy reserves:
Related party	(2,859)	944
Other	(3,221)	(9,937)
Interest paid or credited to contractholders	10,456	10,599
General and administrative expenses	12,307	14,182
Provision for policyholders’ share of earnings on participating business	54	—
Dividends to policyholders	1,686	477

Total benefits and expenses	49,381	51,900

INCOME BEFORE INCOME TAXES	10,441	11,857
PROVISION FOR INCOME TAXES:
Current	(2,812)	6,363
Deferred	7,465	(1,695)

Total income taxes	4,653	4,668

NET INCOME	$5,788	$7,189

 Restated to reflect the merger as discussed in Note 1 to the financial statements.

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENTS OF STOCKHOLDER’S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total

BALANCES, JANUARY 1, 2004	$2,500	$56,350	$6,294	$18,673	$83,817
Net income				7,189	7,189
Other comprehensive loss			(2,522)		(2,522)

Total comprehensive income					4,667

BALANCES, DECEMBER 31, 2004	2,500	56,350	3,772	25,862	88,484
Net income				5,788	5,788
Other comprehensive loss			(4,263)		(4,263)

Total comprehensive income					1,525
Dividends				(27,000)	(27,000)

BALANCES, DECEMBER 31, 2005	$2,500	$56,350	$(491)	$4,650	$63,009

 Restated to reflect the merger as discussed in Note 1 to the financial statements.

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands)

	Year Ended December 31,

	2005	2004

OPERATING ACTIVITIES:
Net income	$5,788	$7,189
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings to participating policyholders	54	—
Amortization of premiums and discounts on investments	226	6,817
Net realized losses (gains) on sale of investments	917	(5,753)
Depreciation and amortization	2,765	4,877
Deferral of acquisition costs	(4,141)	(6,152)
Deferred income taxes	7,465	(1,695)
Changes in assets and liabilities:
Accrued interest and policyholder receivables	597	403
Policy benefit liabilities	3,022	(14,702)
Reinsurance receivable	(5,311)	10,411
Other, net	(5,856)	1,306

Net cash provided by operating activities	5,526	2,701

INVESTING ACTIVITIES:
Proceeds from sales, maturities and redemptions of investments:
Fixed maturities available-for-sale	655,797	582,871
Mortgage loans on real estate	15,122	17,940
Equity investments	—	13,131
Purchases of investments:
Fixed maturities available-for-sale	(625,696)	(604,395)
Mortgage loans on real estate	(26,150)	(2,656)
Net change in short-term investments	21,266	(27,906)
Other, net	(113)	—

Net cash provided by (used in) investing activities	40,226	(21,015)

FINANCING ACTIVITIES:
Contract deposits	8,930	9,628
Contract withdrawals	(7,160)	(12,157)
Change in due to parent and affiliates	(1,402)	(3,350)
Dividends	(27,000)	—
Change in bank overdrafts	(199)	(1,692)
Net borrowings under repurchase agreements	(18,435)	20,793

Net cash (used in provided by financing activities)	(45,266)	13,222

Net increase (decrease) in cash	486	(5,092)
Cash, beginning of year	693	5,785

Cash, end of year	$1,179	$693

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$818	$3,121

 Restated to reflect the merger as discussed in Note1 to the financial statements.

See notes to financial statements.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

1.	ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – First Great-West Life & Annuity Insurance Company (the “Company”), a wholly-owned direct subsidiary of Great-West Life & Annuity Insurance Company (“GWLA”) emerged as the result of the combination and merger of two wholly-owned subsidiaries of GWLA. On December 31, 2005, First Great-West Life & Annuity Insurance Company (“FGWLA”) merged with and into Canada Life Insurance Company of New York (“CLNY”). Upon completion of the merger, CLNY’s name was changed to that of the Company. The combination and merger has been accounted for as a “reorganization of businesses under common control” and, accordingly, the assets and liabilities of FGWLA and CLNY and the results of their operations have been combined at their historical cost basis as if the combination and merger had taken place at the beginning of the earliest period presented.

The Company offers individual and group life insurance, individual and group annuity products and group accident and health products. The Company was incorporated as a stock life insurance company in the State of New York and is subject to regulation by the New York Department of Insurance.

Basis of presentation - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for policy reserves, allowances for credit losses, deferred policy acquisition costs, derivative instruments, valuation of privately placed fixed maturities and taxes on income. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2004 financial statements and related notes to conform to the 2005 presentation. These changes in classification had no effect on previously reported stockholder’s equity or net income.

Significant accounting policies

Investments - Investments are reported as follows:

1.

The Company has classified its fixed maturity investments as available-for-sale and carries them at fair value with the net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section in the accompanying balance sheets. Net unrealized gains and losses related to participating contract policies are recorded as undistributed earnings on participating business in the accompanying balance sheets.

Premiums and discounts are recognized as a component of net investment income using the scientific interest method. Realized gains and losses and declines in value determined to be other-than-temporary are included in net realized gains (losses) on investments.

2.

Mortgage loans on real estate are carried at their unpaid balances adjusted for any unamortized premiums or discounts and any uncollectible accounts. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to net investment income using the scientific interest method. Accrual of interest is discontinued on any impaired loans where collection of interest is doubtful.

The Company maintains an allowance for credit losses at a level that is sufficient to absorb credit losses on its impaired loans in management’s opinion. Management’s judgment is based upon past loss experience, current and projected economic conditions and extensive situational analysis of each individual loan. The measurement of impaired loans is based on the fair value of the collateral.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

3.

Equity investments are carried at fair value with net unrealized gains and losses, net of deferred taxes, reported as accumulated other comprehensive income (loss) in the stockholder’s equity section of the accompanying balance sheets. The Company classifies its equity investments as available-for-sale.

4.	Policy loans are carried at their unpaid balances.

5.

Short-term investments include securities purchased with initial maturities of one year or less and are carried at amortized cost. The Company considers short-term investments to be available-for-sale and amortized cost approximates fair value.

6.	Gains and losses realized upon the disposal of investments are determined on a specific identification basis.

7.

From time to time, the Company may employ a trading strategy that involves the sale of mortgage securities with a simultaneous agreement to repurchase similar securities at a future date at an agreed-upon price. Proceeds of the sale are reinvested in other securities and may enhance the current yield and total return. The difference between the sales price and the future repurchase price is recorded as an adjustment to interest income. During the period between the sale and repurchase, the Company will not be entitled to receive interest and principal payments on the securities sold. Losses may arise from changes in the value of the securities or if the counterparty files for bankruptcy or becomes insolvent. In such cases, the Company’s right to repurchase the security may be restricted. Amounts owed to brokers under these arrangements are included in repurchase agreements in the accompanying balance sheets. The liability is collateralized by securities with approximately the same value.

Derivative financial instruments - All derivatives, whether designated as hedging relationships or not, are recorded on the balance sheets at fair value. Accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and its designation as determined when the derivative contract is entered into. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in accumulated other comprehensive income on the Company’s balance sheets and are recognized in the income statements when the hedged item affects earnings. Changes in the fair value of derivatives not qualifying for hedge accounting and the ineffective portion of cash flow hedges are recognized in net investment income in the period of change.

Cash - Cash includes only amounts in demand deposit accounts.

Bank overdrafts - The Company’s cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Checks issued but not yet presented to banks for payment frequently result in overdraft balances for accounting purposes and are included in other liabilities in the accompanying balance sheets. At December 31, 2005 and 2004, this liability was $2,368 and $2,567, respectively.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

Deferred policy acquisition costs - Policy acquisition costs, which primarily consist of sales commissions and costs associated with the Company’s sales representatives related to the production of new business, have been deferred to the extent recoverable. The recoverability of such costs is dependent upon the future profitability of the related business. These costs are variable in nature and are dependent upon sales volume. Deferred costs associated with the annuity products are being amortized over the life of the contracts in proportion to the emergence of gross profits. Retrospective adjustments of these amounts are made when the Company revises its estimates of current or future gross profits. Deferred costs associated with traditional life insurance are amortized over the premium-paying period of the related policies in proportion to premium revenues recognized. Amortization of deferred policy acquisition costs was $2,771 and $4,302 during the years ended December 31, 2005 and 2004, respectively.

Separate accounts - Separate account assets and related liabilities are carried at fair value in the accompanying balance sheets. The Company’s separate accounts invest in shares of Maxim Series Fund, Inc., an open-end management investment company, which is an affiliate of GWLA, and shares of other non-affiliated mutual funds and government and corporate bonds. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contract holders and, therefore, are not included in the Company’s statements of income. Revenues of the Company from the separate accounts consist of contract maintenance fees, administrative fees and mortality and expense risk charges.

Life insurance and annuity policy reserves - Life insurance and annuity policy reserves with life contingencies in the amounts of $450,000 and $444,283 at December 31, 2005 and 2004, respectively, are computed on the basis of estimated mortality, investment yield, withdrawals, future maintenance and settlement expenses and retrospective experience rating premium refunds. Annuity policy reserves without life contingencies in the amounts of $48,589 and $49,302 at December 31, 2005 and 2004, respectively, are established at the contract holder’s account value.

Reinsurance - Policy reserves and policy and contract claims ceded to other insurance companies are carried as a reinsurance receivable on the balance sheets. The cost of reinsurance related to long duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

Policy and contract claims - Policy and contract claims include provisions for claims incurred but not reported and claims in the process of settlement. The provision for claims incurred but not reported are valued based primarily on the Company’s prior experience. The claims in the process of settlement are valued in accordance with the terms of the related policies and contracts.

Participating fund account – The Company sells participating policies in which the policyholder shares in the Company’s earnings through policyholder dividends that reflect the difference between the premium charged and the actual experience. The amount of dividends to be paid from undistributed earnings on participating business is determined annually by the Board of Directors.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

Recognition of premium and fee income and benefits and expenses - Life insurance premiums are recognized when due. Annuity contract premiums with life contingencies are recognized as received. Accident and health premiums are earned on a monthly pro rata basis. Revenues for annuity and other contracts without significant life contingencies consist of contract charges for the cost of insurance, contract administration and surrender fees that have been assessed against the contract account balance during the period and are recognized when earned. Fee income is derived primarily from contracts for claim processing or other administrative services related to uninsured business and from assets under management. Fees from contracts for claim processing or other administrative services are recorded as the services are provided. Fees from assets under management, which consist of contract maintenance fees, administration fees and mortality and expense risk charges, are recognized when due. Benefits and expenses on policies with life contingencies are associated with earned premiums so as to result in recognition of profits over the life of the contracts. This association is accomplished by means of the provision for policy reserves. The average interest-crediting rate on annuity products was approximately 3.2% during the years ended December 31, 2005 and 2004.

Income taxes - Income taxes are recorded using the asset and liability method of recognition in which the recognition of deferred tax assets and liabilities for expected future tax consequences of events have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized.

Regulatory requirements - In accordance with the requirements of the New York State Department of Insurance (the “Department”), the Company must demonstrate that it maintains adequate capital. At December 31, 2005 and 2004, the Company was in compliance with the requirement (See Note 7).

In accordance with the requirements of the regulatory authorities in the states in which the Company conducts its business, it is required to maintain deposits with those authorities for the purpose of security for policy and contract holders. The Company generally fulfills this requirement with the deposit of United States government obligations.

Application of recent accounting pronouncements - In November 2005, the FASB issued Staff Position No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”). FSP 115-1 and 124-1 supersedes Emerging Issues Task Force Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and amends Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities,” Statement of Financial Accounting Standards No. 124 “Accounting for Certain Investments Held by Not-for-Profit Organizations” and Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock.” FSP 115-1 and 124-1 addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. FSP 115-1 and 124-1 also includes provisions for accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 is effective for reporting periods beginning after December 15, 2005 with earlier adoption permitted. The Company adopted FSP 115-1 and 124-1 during its fiscal quarter ended December 31, 2005. The adoption of FSP 115-1 and 124-1 did not have a material effect on the Company’s consolidated financial position or results of its operations.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

2.	RELATED-PARTY TRANSACTIONS

The Company and GWLA have service agreements whereby GWLA administers, distributes and underwrites business for the Company and administers its investment portfolio. The amounts recorded are based upon estimated costs incurred and resources expended. These transactions are summarized as follows:

	Year Ended December 31,

	2005	2004

Investment management expense included in net investment income	$178	$141
Administrative and underwriting services included in general and administrative expenses	7,234	7,427

Total	$7,412	$7,568

The Company and GWLA have an agreement whereby GWLA has committed to provide financial support related to the maintenance of adequate regulatory surplus and liquidity.

3.	SUMMARY OF INVESTMENTS

The following table summarizes fixed maturity securities and equity investments available-for-sale at December 31, 2005:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Carrying Value

Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$92,545	$3,697	$665	$95,577	$95,577
Obligations of U.S. states and their subdivisions	1,379	83	22	1,440	1,440
Foreign government	500	—	23	477	477
Corporate debt securities	148,133	3,710	2,862	148,981	148,981
Mortgage-backed and asset-backed securities	148,963	1,242	1,897	148,308	148,308

Total fixed maturities	$391,520	$8,732	$5,469	$394,783	$394,783

Total equity investments	$20	$32	$—	$52	$52

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

The following table summarizes fixed maturity securities and equity investments available-for-sale at December 31, 2004:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Carrying Value

Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$139,690	$3,691	$1,283	$142,098	$142,098
Obligations of U.S. states and their subdivisions	2,009	120	16	2,113	2,113
Corporate debt securities	145,727	6,268	869	151,126	151,126
Mortgage-backed and asset-backed securities	134,437	2,665	436	136,666	136,666
Derivative instruments	—	12	—	12	12

Total fixed maturities	$421,863	$12,756	$2,604	$432,015	$432,015

Total equity investments	$20	$30	$—	$50	$50

See Note 4 for additional information on policies regarding estimated fair value of fixed maturities.

The amortized cost and estimated fair value of fixed maturities at December 31, 2005, by projected maturity, are shown below. Actual maturities will likely differ from these projections because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2005

	Amortized Cost	Estimated Fair Value

Due in one year or less	$25,420	$25,512
Due after one year through five years	64,667	65,563
Due after five years through ten years	45,828	46,232
Due after ten years	70,988	73,544
Mortgage-backed and asset-backed securities	184,617	183,932

	$391,520	$394,783

Mortgage-backed and asset-backed securities include collateralized mortgage obligations that consist primarily of sequential and planned amortization classes with final stated maturities of two to thirty years and expected average lives of less than one to fifteen years. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

The following table summarizes information regarding the sales of fixed maturities for the years ended December 31, 2005 and 2004:

	Year Ended December 31,

	2005	2004

Proceeds from sales	$618,306	$339,245
Gross realized gains from sales	1,129	3,090
Gross realized losses from sales	(2,211)	(1,152)

Derivative financial instruments - The Company makes limited use of derivative financial instruments to manage interest rate, market and credit risk. Derivatives are not used for speculative purposes.

The Company controls the credit risk of its derivative contracts through credit approvals, limits and monitoring procedures. Risk of loss is generally limited to the fair value of derivative instruments and not to the notional or contractual amounts of the derivatives. As the Company generally enters into derivative transactions only with high quality institutions, no losses associated with non-performance of derivative financial instruments have occurred or are expected to occur.

Derivatives not designated as hedging instruments - The Company attempts to match the timing of when interest rates are committed on insurance products and other new investments. However, timing differences may occur and can expose the Company to fluctuating interest rates. To offset this risk, the Company uses U.S. Treasury futures as a method of adjusting the duration of the overall portfolio of investments.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is “embedded” within the financial instrument. Upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e. the host contract) and whether a separate instrument with the same terms as the embedded instrument could meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract and carried at fair value.

Although the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended. As such, periodic changes in the market value of these instruments are recorded in net investment income. During the years ended December 31, 2005 and 2004, net investment income was decreased by $170 and increased by $591, respectively, from market value changes of derivatives not receiving hedge accounting treatment.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

The following tables summarize derivative financial instruments at December 31, 2005 and 2004:

December 31, 2005	Notional Amount	Strike / Swap Rate	Maturity

Credit default swaps	$6,000	0.535%	April 2007
Futures:
Five year U.S. Treasury:
Long position	4,500	N/A	March 2006

December 31, 2004	Notional Amount	Strike / Swap Rate	Maturity

Credit default swaps	$6,000	0.535%	April 2007
Futures:
Five year U.S. Treasury:
Long position	4,500	N/A	March 2005
Ten year U.S. Treasury:
Long position	5,600	N/A	March 2005
Thirty year U.S. Treasury:
Short position	800	N/A	March 2005

The following table summarizes information with respect to impaired mortgage loans at December 31, 2005 and 2004:

	December 31,

	2005	2004

Loans, net of allowance for credit losses of $0 and $0	$—	$284
Average balance of impaired loans during the year	142	57
Interest income recognized while impaired	—	(2)

The following table summarizes the activity in the allowance for mortgage loan credit losses for the years ended December 31, 2005 and 2004:

	2005	2004

Balance, January 1	$850	$—
Provisions	—	850
Amounts written off, net of recoveries	(48)	—

Balance, December 31	$802	$850

The changes to the allowance for mortgage loan credit losses are recorded in net realized gains on investments.

Securities pledged, restricted assets and special deposits – The Company pledges investment securities it owns to unaffiliated parties through certain transactions, including securities sold under agreements to repurchase, futures contracts and state regulatory deposits. The Company had securities on deposit with governmental authorities or trustees as required by certain insurance laws with carrying values in the amounts of $5,474 and $5,493 at December 31, 2005 and 2004, respectively. Additionally, the fair value of margin deposits related to futures contracts was approximately $120 at December 31, 2005 and 2004.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

Impairment of fixed maturities - The Company classifies all of its fixed maturities as available-for-sale and marks them to market with the related net gain or loss, net of policyholder related amounts and deferred taxes, being recorded in other comprehensive income in the stockholder’s equity section in the accompanying balance sheets. All securities with gross unrealized losses at the balance sheet date are subjected to the Company’s process for identifying other-than-temporary impairments.

The Company writes securities down to their fair values when it deems a security to be other-than-temporarily impaired. A realized loss is recorded in the period the securities are deemed to be so impaired, and adjusts the cost basis of the securities accordingly. The Company does not adjust the revised cost basis for subsequent recoveries in value.

The assessment of whether an other-than-temporary impairment has occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in fair value. Management considers a wide range of factors, as described below, about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the future earnings potential of the issuer.

Considerations used by the Company in the impairment evaluation process include, but are not limited to, the following:

•	Fair value is significantly below cost.

•	The decline in fair value is attributable to specific adverse conditions affecting a particular instrument, its issuer, an industry or geographic area.

•	The decline in fair value has existed for an extended period of time.

•	A debt security has been downgraded by a rating agency.

•	The financial condition of the issuer has deteriorated.

•	Dividends have been reduced/eliminated or scheduled interest payments have not been made.

While all available information is taken into account, it is difficult to predict the ultimate recoverable amount of a distressed or impaired security.

The Company’s portfolio of fixed maturities fluctuates in value based on interest rates in financial markets and other economic factors. These fluctuations caused by market rate changes have little bearing on whether or not the investment will ultimately be recoverable. Therefore, the Company considers these declines in value as temporary, even in periods exceeding one year.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

The following table summarizes unrealized investment losses by class of investment at December 31, 2005. The Company considers these investments to be only temporarily impaired.

	Less than twelve months		Twelve months or longer		Total

	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss

December 31, 2005:
Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$15,833	$221	$19,725	$444	$35,558	$665
Obligations of U.S. states and their subdivisions	1,013	16	90	6	1,103	22
Foreign government	—	—	477	23	477	23
Corporate debt securities	21,864	1,079	45,243	1,783	67,107	2,862
Mortgage-backed and asset-backed securities	84,621	1,213	14,226	684	98,847	1,897

Total fixed maturities	$123,331	$2,529	$79,761	$2,940	$203,092	$5,469

The following table summarizes unrealized investment losses by class of investment at December 31, 2004. The Company considers these investments to be only temporarily impaired.

	Less than twelve months		Twelve months or longer		Total

	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss	Estimated Fair value	Unrealized Loss

December 31, 2004:
Fixed Maturities:
U.S. Government direct obligations and U.S. agencies	$25,195	$328	$32,727	$955	$57,922	$1,283
Obligations of U.S. states and their subdivisions	—	—	196	16	196	16
Corporate debt securities	26,428	309	25,260	560	51,688	869
Mortgage-backed and asset-backed securities	14,808	359	1,701	77	16,509	436

Total fixed maturities	$66,431	$996	$59,884	$1,608	$126,315	$2,604

At December 31, 2005 and 2004, there were 143 and 133 securities, respectively, that had been in an unrealized loss position with carrying values in the amounts of $203,092 and $126,315, respectively and unrealized losses in the amounts of $5,469 and $2,604, respectively. At December 31, 2005, the Company has no information available to cause it to believe that any of these investments are other-than-temporarily impaired.

For the years ended December 31, 2005 and 2004, the Company recorded other-than-temporary impairments in the fair value of its available-for-sale investments in the amounts of $130 and $814, respectively.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

U.S. Government direct obligations and U.S. agencies, obligations of U.S. States and their subdivisions and foreign government - The unrealized losses on the Company’s investments in U.S. Government direct obligations and U.S. agencies, obligations of U.S. States and their subdivisions and foreign government as of December 31, 2005 and 2004 were caused by interest rate increases since the securities were acquired. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investments. All of these investments were rated A and above. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Mortgage-backed and asset-backed securities - The unrealized losses in both mortgage-backed and asset-backed securities are related to interest rate increases since the purchase of the securities. There are 15 securities with losses of less than twelve months duration with fair values in the amounts of $84,621 and 6 securities with losses of greater than twelve months duration with fair values in the amounts of $14,226. While the securities are in an unrealized loss position, all are rated AAA except one issue with a fair value in the amount of $319. Payments continue to be made under their original terms and the Company believes the collateral is sufficient to repay remaining outstanding principal. Because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

Corporate debt securities - The Company has 25 securities with unrealized losses for less than twelve months in duration in the amounts of $1,079 and 78 securities with unrealized losses for more than twelve months in duration in the amount of $1,783. The unrealized losses on these investments are not concentrated in any one industry. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2005.

4.	ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table summarizes the carrying amount and estimated fair value of the Company’s financial instruments at December 31, 2005 and 2004:

	December 31, 2005		December 31, 2004

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

ASSETS:
Fixed maturities and short-term investments	$420,140	$420,140	$478,625	$478,625
Mortgage loans on real estate	89,948	93,219	79,628	81,522
Policy loans	13,153	13,153	13,145	13,145
Equity investments	52	52	50	50
Derivatives	—	—	13	13

LIABILITIES:
Annuity contract reserves without life contingencies	48,589	48,670	49,302	49,657
Derivatives	15	15	—	—
Policyholders’ funds	5,375	5,375	5,579	5,579

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

The estimated fair values of financial instruments have been determined using available information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts of the Company’s financial instruments.

The estimated fair value of fixed maturities and equity investments that are publicly traded are obtained from an independent pricing service. To determine fair value of fixed maturity and equity investments that are not actively traded, the Company utilizes discounted cash flows calculated at current market rates on investments of similar quality and term.

Included in other assets at December 31, 2005 and 2004, are derivative financial instruments in the amounts of $0 and $13, respectively. Included in other liabilities at December 31, 2005 and 2004, are derivative financial instruments in the amounts of $15 and $0, respectively. These derivative financial instruments consist principally of credit default swaps and interest rate futures.

Mortgage loan fair value estimates generally are based on discounted cash flows. A discount rate “matrix” is incorporated whereby the discount rate used in valuing a specific mortgage generally corresponds to that mortgage’s remaining term and credit quality. The rates selected for inclusion in the discount rate “matrix” reflect rates that the Company would quote if placing loans representative in size and quality to those currently in the portfolio.

Policy loans accrue interest generally at variable rates with no fixed maturity dates and therefore, estimated fair value approximates carrying value.

The estimated fair value of annuity contract reserves without life contingencies is estimated by discounting the cash flows to maturity of the contracts utilizing current interest crediting rates for similar products.

The estimated fair value of policyholders’ funds is the same as the carrying amount since the Company can change the interest crediting rates due to fluctuations in market interest rates with 30 days notice.

5.	ALLOWANCES ON POLICYHOLDER RECEIVABLES

Amounts receivable for uninsured accident and health plan claims paid on behalf of customers and premiums in the course of collection are generally uncollateralized. Such receivables are from a large number of policyholders and throughout many industry groups.

The Company maintains an allowance for credit losses at a level that is sufficient to absorb credit losses on amounts receivable related to uninsured accident and health plan claims and premiums in course of collection in management’s opinion. Management’s judgment is based on past loss experience and current and projected economic conditions.

Activity in the allowance for amounts receivable related to uninsured accident and health plan claims paid on behalf of customers is as follows:

	2005	2004

Balance, January 1	$686	$695
Release of provision	(114)	33
Amounts written off, net of recoveries	(6)	(42)

Balance, December 31	$566	$686

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

Activity in the allowance for premiums in course of collection is as follows:

	2005	2004

Balance, January 1	$24	$130
Release of provision	(8)	(30)
Amounts written off, net of recoveries	(1)	(76)

Balance, December 31	$15	$24

6.	REINSURANCE

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding risks to other insurance enterprises under excess coverage and co-insurance contracts. The Company retains 100% of the first $50 of coverage per individual life and has a maximum retention of $250 per individual life. Life insurance policies are first reinsured to GWLA up to a maximum of $1,250 of coverage per individual life. Any excess amount is reinsured to a third party.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. At December 31, 2005 and 2004, the reinsurance receivables had net carrying values in the amounts of $48,870 and $43,559, respectively. There were no allowances for potential uncollectible reinsurance receivables at either December 31, 2005 or 2004.

Reinsurance premiums ceded to GWLA during the years ended December 31, 2005 and 2004 were $939 and $804, respectively.

The following table summarizes life insurance in force and life and accident and health premiums at, and for the year ended, December 31, 2005:

	Direct	Reinsurance Ceded	Reinsurance Assumed	Net

Life insurance in force:
Individual	$6,157,078	$(3,489,408)	$—	$2,667,670
Group	249,794	(211)	—	249,583

Total	$6,406,872	$(3,489,619)	$—	$2,917,253

Premium income:
Life insurance	$28,038	$(11,046)	$—	$16,992
Accident/health	7,589	(98)	—	7,491
Annuities	20	(6)	—	14

Total	$35,647	$(11,150)	$—	$24,497

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

The following table summarizes life insurance in force and life and accident/health premiums at, and for the year ended, December 31, 2004:

	Direct	Reinsurance Ceded	Reinsurance Assumed	Net

Life insurance in force:
Individual	$5,993,047	$(3,526,550)	$—	$2,466,497
Group	286,320	(501)	—	285,819

Total	$6,279,367	$(3,527,051)	$—	$2,752,316

Premium income:
Life insurance	$30,644	$(12,042)	$—	$18,602
Accident/health	6,810	(927)	—	5,883
Annuities	6	(9)		(3)

Total	$37,460	$(12,978)	$—	$24,482

7.	STOCKHOLDER’S EQUITY, DIVIDEND RESTRICTIONS AND OTHER MATTERS

At December 31, 2005 and 2004, the Company had 10,000 shares of $1,000 par value common stock authorized, 2,500 of which were issued and outstanding.

The Company’s net income and capital and surplus, as determined in accordance with statutory accounting principles and practices, for years ended December 31, 2005 and 2004 are as follows:

	Year Ended December 31,

	2005	2004

	(Unaudited)
Net income	$8,663	$2,755
Capital and surplus	43,263	58,297

As an insurance company domiciled in the State of New York, the Company is required to maintain a minimum of $6,000 of capital and surplus. Dividends are paid as determined by the Board of Directors, subject to restrictions as discussed below. The Company paid dividends in the amounts of $27,000 and $0 during the years ended December 31, 2005 and 2004, respectively.

The maximum amount of dividends that can be paid to shareholders by insurance companies domiciled in the State of New York, without prior approval of the Insurance Commissioner, is subject to restrictions relating to statutory surplus and statutory adjusted net investment income. Unaudited statutory surplus and adjusted net investment income at December 31, 2005 were $39,763 and $32,653, respectively. The Company should be able to pay up to $3,976 (unaudited) of dividends in 2006.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

8.	OTHER COMPREHENSIVE INCOME

The following table presents the composition of other comprehensive income for the year ended December 31, 2005:

	Year Ended December 31, 2005

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount

Unrealized gains on available-for-sale securities:
Unrealized holding gains (losses) arising during the period	$(6,326)	$2,214	$(4,112)
Less: reclassification adjustment for (gains) losses realized in net income	(266)	93	(173)

Net unrealized gains (losses)	(6,592)	2,307	(4,285)
Reserve and deferred policy acquisition costs adjustment	34	(12)	22

Other comprehensive income (loss)	$(6,558)	$2,295	$(4,263)

The following table presents the composition of other comprehensive income for the year ended December 31, 2004:

	Year Ended December 31, 2004

	Before-Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount

Unrealized gains on available-for-sale securities:
Unrealized holding gains (losses) arising during the period	$(3,419)	$1,198	$(2,221)
Less: reclassification adjustment for (gains) losses realized in net income	(837)	292	(545)

Net unrealized gains (losses)	(4,256)	1,490	(2,766)
Reserve and deferred policy acquisition costs adjustment	376	(132)	244

Other comprehensive income (loss)	$(3,880)	$1,358	$(2,522)

9.	NET INVESTMENT INCOME AND NET REALIZED GAINS (LOSSES) ON INVESTMENTS

The following table summarizes net investment income for the years ended December 31, 2005 and 2004:

	Year Ended December 31,

	2005	2004

Investment income:
Fixed maturities and short-term investments	$23,573	$22,083
Equity investments	(30)	43
Mortgage loans on real estate	5,315	5,474
Policy loans	730	820
Other	(131)	74

	29,457	28,494
Investment expenses	470	526

Net investment income	$28,987	$27,968

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

The following table summarizes net realized gains (losses) on investments for the years ended December 31, 2005 and 2004:

	Year Ended December 31,

	2005	2004

Net realized (losses) gains:
Fixed maturities and short term investments	$(1,211)	$971
Equity investments	—	5,036
Mortgage loans on real estate	414	610
Other	(168)	(14)
Provision for mortgage loan impairments	48	(850)

Net realized (losses) gains on investments	$(917)	$5,753

10.	FEDERAL INCOME TAXES

The following table presents a reconciliation between the statutory federal income tax rate and the Company’s effective federal income tax rate for the years ended December 31, 2005 and 2004:

	Year Ended December 31,

	2005	2004

Statutory federal income tax rate	35.0%	35.0%
Income tax effect of:
State taxes, net of Federal tax benefit	4.3	2.2
Provision for participating policies	0.2	—
Prior year tax adjustment	5.1	2.1

Effective federal income tax rate	44.6%	39.3%

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

	December 31, 2005		December 31, 2004

	Deferred tax asset	Deferred tax liability	Deferred tax asset	Deferred tax liability

Policy holder reserves	$15,081	$—	$15,766	$—
Deferred policy acquisition costs (proxy deferred acquisition costs)	3,370	—	3,815	—
Deferred acquisition cost	—	3,630	—	3,147
Investment assets	—	9,037	—	13,112
Other	—	3,119	5,454	1,017

Total deferred taxes	$18,451	$15,786	$25,035	$17,276

Amounts included for investment assets above include $1,014 and $3,374 related to the unrealized gains on the Company’s fixed maturities available-for-sale at December 31, 2005 and 2004, respectively.

Prior to the merger of FGWLA and CLNY, FGWLA and GWL&A Financial had entered into an income tax allocation agreement whereby GWL&A Financial files a consolidated federal income tax return on behalf of a group that includes FGWLA. Under the agreement, FGWLA is responsible for and will receive the benefits of any income tax liability or benefit computed on a separate income tax return basis. Prior to the merger of FGWLA and CLNY, CLNY filed its federal income tax return on a separate basis. FGWLA and CLNY will file their 2005 income tax returns on these bases. Beginning for its income tax year ended December 31, 2006, the Company will file its federal income tax return on a separate basis.

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(Dollars In Thousands, Except Share Amounts)

Included in due to parent and affiliates at December 31, 2005 and 2004 are $1,456 and $2,057, respectively, of income tax liabilities related to the consolidated federal income tax returns filed by FGWLA. Included in other assets at December 31, 2005 is a current income tax receivable in the amount of $1,956 related to the separate federal income tax returns filed by CLNY and other state income tax receivables. Included in other liabilities at December 31, 2004 is a current income tax liability in the amount of $3,895 related to the separate federal income tax returns filed by CLNY and other state income tax liabilities.

11.	COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal proceedings, which arise in the ordinary course of its business. In the opinion of management, after consultation with counsel, the resolution of these proceedings should not have a material adverse effect on its financial position or the results of its operations.

Variable Annuity -1 Series Account of First Great-West Life & Annuity Insurance Company

Financial Statements for the Years Ended December 31, 2006
and 2005
and Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Contract Owners of
Variable Annuity -1 Series Account of
First Great-West Life & Annuity Insurance Company:

We have audited the accompanying statements of assets and liabilities of Variable Annuity -1 Series Account of First Great-West Life & Annuity Insurance Company (the “Series Account”) as of December 31, 2006, by investment division, and the related statements of operations for the year then ended, by investment division, and the statements of changes in net assets for each of the two years in the period then ended, by investment division. These financial statements are the responsibility of the Series Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Series Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Series Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Annuity -1 Series Account of First Great-West Life & Annuity Insurance Company as of December 31, 2006, by investment division, the results of its operations for the year then ended, by investment division, and the changes in its net assets for each of the two years in the period then ended, by investment division, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado
March 23, 2007

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	AIM V.I. CORE EQUITY FUND	AIM V.I. HIGH YIELD FUND	AIM V.I. INTERNATIONAL GROWTH FUND	AIM V.I. TECHNOLOGY FUND	ALGER AMERICAN GROWTH PORTFOLIO	ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

ASSETS:
Investments at market value (1)	$861,403	$187,967	$596,556	$372,388	$1,595,785	$270,571
Investment income due and accrued
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company	10,873	16,046

Total assets	872,276	204,013	596,556	372,388	1,595,785	270,571

LIABILITIES:
Redemptions payable		2
Due to First Great West Life & Annuity Insurance Company	101	22	69	43	187	32

Total liabilities	101	24	69	43	187	32

NET ASSETS	$872,175	$203,989	$596,487	$372,345	$1,595,598	$270,539

NET ASSETS REPRESENTED BY:
Accumulation units	$856,373	$180,668	$596,487	$372,345	$1,595,598	$270,539
Contracts in payout phase	15,802	23,321

NET ASSETS	$872,175	$203,989	$596,487	$372,345	$1,595,598	$270,539

ACCUMULATION UNITS OUTSTANDING	50,383	13,550	53,747	141,718	90,392	17,307

UNIT VALUE (ACCUMULATION)	$17.00	$13.33	$11.10	$2.63	$17.65	$15.63

(1) Cost of investments:	$711,805	$195,345	$558,032	$305,940	$1,565,651	$268,666
Shares of investments:	31,646	30,714	20,270	26,561	38,714	13,040

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	ALLIANCE- BERNSTEIN VPS GROWTH & INCOME PORTFOLIO	ALLIANCE- BERNSTEIN VPS GROWTH PORTFOLIO	ALLIANCE- BERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO	ALLIANCE- BERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO	ALLIANCE- BERNSTEIN VPS SMALL/MIDCAP VALUE PORTFOLIO	ALLIANCE- BERNSTEIN VPS UTILITY INCOME PORTFOLIO

ASSETS:
Investments at market value (1)	$28,761	$31,046	$1,302,240	$686,297	$104,489	$801,618
Investment income due and accrued
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	28,761	31,046	1,302,240	686,297	104,489	801,618

LIABILITIES:
Redemptions payable						843
Due to First Great West Life & Annuity Insurance Company	6	4	151	80	12	94

Total liabilities	6	4	151	80	12	937

NET ASSETS	$28,755	$31,042	$1,302,089	$686,217	$104,477	$800,681

NET ASSETS REPRESENTED BY:
Accumulation units	$28,755	$31,042	$1,302,089	$686,217	$104,477	$800,681
Contracts in payout phase

NET ASSETS	$28,755	$31,042	$1,302,089	$686,217	$104,477	$800,681

ACCUMULATION UNITS OUTSTANDING	2,582	3,132	84,808	60,838	9,980	43,256

UNIT VALUE (ACCUMULATION)	$11.14	$9.91	$15.35	$11.28	$10.47	$18.51

(1) Cost of investments:	$28,634	$29,681	$1,219,395	$631,582	$94,221	$741,269
Shares of investments:	1,058	1,532	42,879	27,496	5,779	32,258

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	AMERICAN CENTURY VP BALANCED FUND	AMERICAN CENTURY VP INTERNATIONAL FUND	AMERICAN CENTURY VP VALUE FUND	BARON CAPITAL ASSET FUND	DELAWARE VIP SMALL CAP VALUE SERIES	DREYFUS GVIT MID CAP INDEX FUND

ASSETS:
Investments at market value (1)	$533,145	$758,094	$1,103,646	$1,266,417	$1,159,969	$510,736
Investment income due and accrued
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	533,145	758,094	1,103,646	1,266,417	1,159,969	510,736

LIABILITIES:
Redemptions payable				1,316	5
Due to First Great West Life & Annuity Insurance Company	62	88	129	148	135	60

Total liabilities	62	88	129	1,464	140	60

NET ASSETS	$533,083	$758,006	$1,103,517	$1,264,953	$1,159,829	$510,676

NET ASSETS REPRESENTED BY:
Accumulation units	$533,083	$758,006	$1,103,517	$1,264,953	$1,159,829	$510,676
Contracts in payout phase

NET ASSETS	$533,083	$758,006	$1,103,517	$1,264,953	$1,159,829	$510,676

ACCUMULATION UNITS OUTSTANDING	40,864	42,491	70,276	64,153	64,771	31,643

UNIT VALUE (ACCUMULATION)	$13.05	$17.84	$15.70	$19.72	$17.91	$16.14

(1) Cost of investments:	$507,426	$664,982	$1,028,259	$996,242	$1,135,463	$476,522
Shares of investments:	70,803	74,910	126,275	39,208	34,709	27,563

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	DREYFUS IP MIDCAP STOCK PORTFOLIO	DREYFUS VIF APPRECIATION PORTFOLIO	DREYFUS VIF DEVELOPING LEADERS PORTFOLIO	DREYFUS VIF GROWTH & INCOME PORTFOLIO	DWS BLUE CHIP VIP	DWS CAPITAL GROWTH VIP

ASSETS:
Investments at market value (1)	$78,144	$1,148,511	$28,921	$202,780	$505,828	$157,884
Investment income due and accrued				213
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	78,144	1,148,511	28,921	202,993	505,828	157,884

LIABILITIES:
Redemptions payable
Due to First Great West Life & Annuity Insurance Company	9	134	3	24	59	18

Total liabilities	9	134	3	24	59	18

NET ASSETS	$78,135	$1,148,377	$28,918	$202,969	$505,769	$157,866

NET ASSETS REPRESENTED BY:
Accumulation units	$78,135	$1,148,377	$28,918	$202,969	$505,769	$157,866
Contracts in payout phase

NET ASSETS	$78,135	$1,148,377	$28,918	$202,969	$505,769	$157,866

ACCUMULATION UNITS OUTSTANDING	5,212	102,471	2,087	18,464	46,935	15,890

UNIT VALUE (ACCUMULATION)	$14.99	$11.21	$13.86	$10.99	$10.78	$9.93

(1) Cost of investments:	$79,213	$1,028,490	$28,777	$169,334	$492,674	$122,526
Shares of investments:	4,494	26,992	688	8,180	31,282	8,656

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	DWS DREMAN HIGH RETURN EQUITY VIP	DWS DREMAN SMALL CAP VALUE VIP	DWS GROWTH & INCOME VIP	DWS HEALTH CARE VIP	DWS LARGE CAP VALUE VIP	DWS SMALL CAP INDEX VIP

ASSETS:
Investments at market value (1)	$339,080	$239,116	$302,448	$13,067	$29,248	$561,706
Investment income due and accrued	13,904
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	352,984	239,116	302,448	13,067	29,248	561,706

LIABILITIES:
Redemptions payable						2
Due to First Great West Life & Annuity Insurance Company	41	28	35	2	3	66

Total liabilities	41	28	35	2	3	68

NET ASSETS	$352,943	$239,088	$302,413	$13,065	$29,245	$561,638

NET ASSETS REPRESENTED BY:
Accumulation units	$352,943	$239,088	$302,413	$13,065	$29,245	$561,638
Contracts in payout phase

NET ASSETS	$352,943	$239,088	$302,413	$13,065	$29,245	$561,638

ACCUMULATION UNITS OUTSTANDING	27,787	22,567	30,518	1,221	2,441	31,092

UNIT VALUE (ACCUMULATION)	$12.70	$10.59	$9.91	$10.70	$11.98	$18.06

(1) Cost of investments:	$328,966	$224,954	$221,980	$12,859	$27,283	$430,491
Shares of investments:	22,575	10,428	27,646	949	1,629	34,845

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	FEDERATED AMERICAN LEADERS FUND II	FEDERATED CAPITAL INCOME FUND II	FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II	JANUS ASPEN BALANCED PORTFOLIO	JANUS ASPEN FLEXIBLE BOND PORTFOLIO	JANUS ASPEN GROWTH & INCOME PORTFOLIO

ASSETS:
Investments at market value (1)	$1,669,413	$136,320	$1,800,641	$1,025,499	$1,619,576	$983,124
Investment income due and accrued
Purchase payments receivable						3,344
Due from First Great West Life & Annuity Insurance Company	26,678

Total assets	1,696,091	136,320	1,800,641	1,025,499	1,619,576	986,468

LIABILITIES:

Redemptions payable
Due to First Great West Life & Annuity Insurance Company	195	16	210	120	189	115

Total liabilities	195	16	210	120	189	115

NET ASSETS	$1,695,896	$136,304	$1,800,431	$1,025,379	$1,619,387	$986,353

NET ASSETS REPRESENTED BY:
Accumulation units	$1,657,122	$136,304	$1,800,431	$1,025,379	$1,619,387	$986,353
Contracts in payout phase	38,774

NET ASSETS	$1,695,896	$136,304	$1,800,431	$1,025,379	$1,619,387	$986,353

ACCUMULATION UNITS OUTSTANDING	90,855	10,822	116,962	77,814	116,086	67,906

UNIT VALUE (ACCUMULATION)	$18.24	$12.60	$15.39	$13.18	$13.95	$14.53

(1) Cost of investments:	$1,371,696	$122,168	$1,821,884	$929,997	$1,715,485	$938,946
Shares of investments:	77,467	14,010	158,787	36,769	144,090	52,686

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO	JANUS ASPEN LARGE CAP GROWTH PORTFOLIO	JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO	NEUBERGER BERMAN AMT REGENCY PORTFOLIO	OPPENHEIMER GLOBAL SECURITIES FUND/VA	PIMCO VIT HIGH YIELD FUND

ASSETS:
Investments at market value (1)	$1,210,461	$711,605	$1,229,250	$10,862	$1,748,084	$1,350,839
Investment income due and accrued						7,432
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	1,210,461	711,605	1,229,250	10,862	1,748,084	1,358,271

LIABILITIES:
Redemptions payable					373
Due to First Great West Life & Annuity Insurance Company	140	84	144	1	204	158

Total liabilities	140	84	144	1	577	158

NET ASSETS	$1,210,321	$711,521	$1,229,106	$10,861	$1,747,507	$1,358,113

NET ASSETS REPRESENTED BY:
Accumulation units	$1,210,321	$711,521	$1,229,106	$10,861	$1,747,507	$1,358,113
Contracts in payout phase

NET ASSETS	$1,210,321	$711,521	$1,229,106	$10,861	$1,747,507	$1,358,113

ACCUMULATION UNITS OUTSTANDING	50,297	46,374	73,619	1,063	90,026	105,750

UNIT VALUE (ACCUMULATION)	$24.06	$15.34	$16.70	$10.22	$19.41	12.84

(1) Cost of investments:	$861,745	$661,278	$884,872	$10,164	$1,571,694	$1,310,846
Shares of investments:	23,637	30,779	37,858	626	47,515	161,971

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	PIMCO VIT LOW DURATION FUND	PIMCO VIT TOTAL RETURN FUND	PIONEER FUND VCT PORTFOLIO	PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO	PIONEER MID CAP VALUE VCT PORTFOLIO	PIONEER SMALL CAP VALUE VCT PORTFOLIO

ASSETS:
Investments at market value (1)	$1,384,851	$1,502,028	$242,742	$383,247	$5,165	$345,002
Investment income due and accrued	5,941	5,659
Purchase payments receivable
Due from First Great West Life & Annuity Insurance Company

Total assets	1,390,792	1,507,687	242,742	383,247	5,165	345,002

LIABILITIES:
Redemptions payable				2
Due to First Great West Life & Annuity Insurance Company	162	176	28	45	1	40

Total liabilities	162	176	28	47	1	40

NET ASSETS	$1,390,630	$1,507,511	$242,714	$383,200	$5,164	$344,962

NET ASSETS REPRESENTED BY:
Accumulation units	$1,390,630	$1,507,511	$242,714	$383,200	$5,164	$344,962
Contracts in payout phase

NET ASSETS	$1,390,630	$1,507,511	$242,714	$383,200	$5,164	$344,962

ACCUMULATION UNITS OUTSTANDING	134,424	145,543	17,205	25,902	486	18,665

UNIT VALUE (ACCUMULATION)	$10.35	$10.36	$14.11	$14.79	$10.63	18.48

(1) Cost of investments:	$1,402,775	$1,520,140	$236,303	$298,388	$4,991	$364,440
Shares of investments:	137,659	148,422	9,788	14,306	255	19,252

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF ASSETS AND LIABILITIES
DECEMBER 31, 2006

	PRUDENTIAL SERIES FUND EQUITY PORTFOLIO	SCHWAB MARKETTRACK GROWTH PORTFOLIO II	SCHWAB MONEY MARKET PORTFOLIO	SCHWAB S&P 500 INDEX PORTFOLIO	THIRD AVENUE VALUE PORTFOLIO	UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO

ASSETS:

Investments at market value (1)	$819,742	$1,855,228	$4,804,625	$5,590,521	$226,481	$2,522,492
Investment income due and accrued			30,168
Purchase payments receivable			193,520
Due from First Great West Life & Annuity Insurance Company

Total assets	819,742	1,855,228	5,028,313	5,590,521	226,481	2,522,492

LIABILITIES:
Redemptions payable						823
Due to First Great West Life & Annuity Insurance Company	96	216	562	653	26	292

Total liabilities	96	216	562	653	26	1,115

NET ASSETS	$819,646	$1,855,012	$5,027,751	$5,589,868	$226,455	$2,521,377

NET ASSETS REPRESENTED BY:
Accumulation units	$819,646	$1,855,012	$5,027,751	$5,589,868	$226,455	$2,521,377
Contracts in payout phase

NET ASSETS	$819,646	$1,855,012	$5,027,751	$5,589,868	$226,455	$2,521,377

ACCUMULATION UNITS OUTSTANDING	70,278	102,060	394,944	318,627	21,960	70,795

UNIT VALUE (ACCUMULATION)	$11.66	$18.18	$12.73	$17.54	$10.31	35.62

(1) Cost of investments:	$806,432	$1,468,103	$4,804,625	$4,313,306	$218,626	$1,929,035
Shares of investments:	29,787	105,172	4,804,625	271,385	7,590	85,916

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY STATEMENT OF ASSETS AND LIABILITIES DECEMBER 31, 2006

	VAN KAMPEN LIT COMSTOCK	VAN KAMPEN LIT GROWTH & INCOME	WELLS FARGO ADVANTAGE MULTI CAP VALUE FUND	WELLS FARGO ADVANTAGE OPPORTUNITY FUND	TOTAL VARIABLE ANNUITY-1 SERIES ACCOUNT

ASSETS:
Investments at market value (1)	$562,413	$201,344	$312,391	$83,820	$50,115,627
Investment income due and accrued					63,317
Purchase payments receivable					196,864
Due from First Great West Life & Annuity Insurance Company					53,597

Total assets	562,413	201,344	312,391	83,820	50,429,405

LIABILITIES:
Redemptions payable			3		3,369
Due to First Great West Life & Annuity Insurance Company	66	24	36	10	5,854

Total liabilities	66	24	39	10	9,223

NET ASSETS	$562,347	$201,320	$312,352	$83,810	$50,420,182

NET ASSETS REPRESENTED BY:
Accumulation units	$562,347	$201,320	$312,352	$83,810	$50,342,285
Contracts in payout phase					77,897

NET ASSETS	$562,347	$201,320	$312,352	$83,810	$50,420,182

ACCUMULATION UNITS OUTSTANDING	45,969	15,863	20,408	8,050

UNIT VALUE (ACCUMULATION)	$12.23	$12.69	$15.31	$10.41

(1) Cost of investments:	$532,942	$187,459	$252,401	$76,687	$44,944,090
Shares of investments:	38,130	9,152	23,541	3,490

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2006

	AIM V.I. CORE EQUITY FUND	AIM V.I. HIGH YIELD FUND	AIM V.I. INTERNATIONAL GROWTH FUND	AIM V.I. TECHNOLOGY FUND		ALGER AMERICAN GROWTH PORTFOLIO	ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

INVESTMENT INCOME:
Dividends	$13,707	$15,647	$5,538	$		$1,902	$

EXPENSES:
Mortality and expense risk	6,926	1,686	806		3,372	12,832		1,965

NET INVESTMENT INCOME (LOSS)	6,781	13,961	4,732		(3,372)	(10,930)		(1,965)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	21,235	(2,238)	42		21,524	(6,066)		23,408
Realized gain distributions								35,786

Net realized gain (loss)	21,235	(2,238)	42		21,524	(6,066)		59,194

Change in net unrealized appreciation (depreciation) on investments	93,135	6,447	38,524		15,090	81,747		(36,568)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$121,151	$18,170	$43,298		$33,242	$64,751		$20,661

INVESTMENT INCOME RATIO (2006)	1.68%	7.89%	1.33%			0.13%

INVESTMENT INCOME RATIO (2005)	0.36%	7.15%				0.23%

INVESTMENT INCOME RATIO (2004)	0.81%	15.18%

INVESTMENT INCOME RATIO (2003)	1.08%	5.46%

INVESTMENT INCOME RATIO (2002)	1.43%	9.87%				0.04%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2006

	ALLIANCE- BERNSTEIN VPS GROWTH & INCOME PORTFOLIO		ALLIANCE- BERNSTEIN VPS GROWTH PORTFOLIO		ALLIANCE- BERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO	ALLIANCE- BERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO	ALLIANCE- BERNSTEIN VPS SMALL/MIDCAP VALUE PORTFOLIO		ALLIANCE- BERNSTEIN VPS UTILITY INCOME PORTFOLIO

INVESTMENT INCOME:
Dividends	$		$		$8,791	$57	$		$5,049
EXPENSES:
Mortality and expense risk		6		60	7,952	1,112		320	3,590

NET INVESTMENT INCOME (LOSS)		(6)		(60)	839	(1,055)		(320)	1,459

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares				(1)	119,062	(14)		55	28,213
Realized gain distributions					5,861	74

Net realized gain (loss)				(1)	124,923	60		55	28,213

Change in net unrealized appreciation on investments		127		1,365	53,504	54,715		10,268	65,826

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS		$121		$1,304	$179,266	$53,720		$10,003	$95,498

INVESTMENT INCOME RATIO (2006)					0.94%	0.03%			1.19%

INVESTMENT INCOME RATIO (2005)									1.74%

INVESTMENT INCOME RATIO (2004)									2.10%

INVESTMENT INCOME RATIO (2003)
INVESTMENT INCOME RATIO (2002)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2006

	AMERICAN CENTURY VP BALANCED FUND	AMERICAN CENTURY VP INTERNATIONAL FUND	AMERICAN CENTURY VP VALUE FUND	BARON CAPITAL ASSET FUND		DELAWARE VIP SMALL CAP VALUE SERIES	DREYFUS GVIT MID CAP INDEX FUND

INVESTMENT INCOME:
Dividends	$7,635	$13,801	$7,863	$		$1,308	$4,747
EXPENSES:
Mortality and expense risk	3,772	7,779	6,268		13,116	6,872	4,047

NET INVESTMENT INCOME (LOSS)	3,863	6,022	1,595		(13,116)	(5,564)	700

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain on sale of fund shares	4,742	141,712	21,199		303,926	38,663	12,405
Realized gain distributions	25,592		49,602			34,717	6,808

Net realized gain	30,334	141,712	70,801		303,926	73,380	19,213

Change in net unrealized appreciation on investments	3,462	63,027	49,889		(77,483)	(20,133)	16,242

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$37,659	$210,761	$122,285		$213,327	$47,683	$36,155

INVESTMENT INCOME RATIO (2006)	1.72%	1.51%	1.07%			0.16%	1.00%

INVESTMENT INCOME RATIO (2005)	1.56%	1.21%	1.14%			0.28%	0.73%

INVESTMENT INCOME RATIO (2004)	1.02%	0.52%	0.74%			0.31%	0.35%

INVESTMENT INCOME RATIO (2003)		0.46%					0.28%

INVESTMENT INCOME RATIO (2002)		2.46%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY STATEMENT OF OPERATIONS YEAR ENDED DECEMBER 31, 2006

	DREYFUS IP MIDCAP STOCK PORTFOLIO	DREYFUS VIF APPRECIATION PORTFOLIO	DREYFUS VIF DEVELOPING LEADERS PORTFOLIO	DREYFUS VIF GROWTH & INCOME PORTFOLIO	DWS BLUE CHIP VIP		DWS CAPITAL GROWTH VIP

INVESTMENT INCOME:
Dividends	$900	$12,167	$159	$1,965	$		$1,082

EXPENSES:
Mortality and expense risk	1,887	9,395	310	2,089		720	1,491

NET INVESTMENT INCOME (LOSS)	(987)	2,772	(151)	(124)		(720)	(409)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	(1,814)	173,894	3,763	16,047		20	9,564
Realized gain distributions	38,386		3,287

Net realized gain	36,572	173,894	7,050	16,047		20	9,564

Change in net unrealized appreciation (depreciation) on investments	(25,162)	12,551	(5,900)	8,959		13,154	932

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$10,423	$189,217	$999	$24,882		$12,454	$10,087

INVESTMENT INCOME RATIO (2006)	0.41%	1.10%	0.44%	0.80%			0.62%

INVESTMENT INCOME RATIO (2005)	0.04%	0.02%		1.37%			1.01%

INVESTMENT INCOME RATIO (2004)	0.48%	2.01%	0.20%	1.31%			0.54%

INVESTMENT INCOME RATIO (2003)	0.84%	1.15%	0.05%	0.71%			0.41%

INVESTMENT INCOME RATIO (2002)		1.32%		0.60%			0.37%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	DWS DREMAN HIGH RETURN EQUITY VIP	DWS DREMAN SMALL CAP VALUE VIP		DWS GROWTH & INCOME VIP	DWS HEALTH CARE VIP		DWS LARGE CAP VALUE VIP	DWS SMALL CAP INDEX VIP

INVESTMENT INCOME:
Dividends	$2,418	$		$3,085	$		$147	$4,713

EXPENSES:
Mortality and expense risk	2,549		393	2,598		38	117	5,808

NET INVESTMENT INCOME (LOSS)	(131)		(393)	487		(38)	30	(1,095)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain on sale of fund shares	30,652		50	13,711		207	211	119,359
Realized gain distributions	13,227							31,529

Net realized gain	43,879		50	13,711		207	211	150,888

Change in net unrealized appreciation on investments	2,391		14,162	20,216		208	1,965	(46,718)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$46,139		$13,819	$34,414		$377	$2,206	$103,075

INVESTMENT INCOME RATIO (2006)	0.81%			1.01%			1.06%	0.69%

INVESTMENT INCOME RATIO (2005)				1.31%				0.64%

INVESTMENT INCOME RATIO (2004)				0.75%				0.40%

INVESTMENT INCOME RATIO (2003)				0.59%				0.93%

INVESTMENT INCOME RATIO (2002)				1.18%				0.73%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	FEDERATED AMERICAN LEADERS FUND II	FEDERATED CAPITAL INCOME FUND II	FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II	JANUS ASPEN BALANCED PORTFOLIO	JANUS ASPEN FLEXIBLE BOND PORTFOLIO	JANUS ASPEN GROWTH & INCOME PORTFOLIO

INVESTMENT INCOME:
Dividends	$28,352	$7,263	$81,027	$19,006	$80,077	$18,480

EXPENSES:
Mortality and expense risk	15,614	1,074	16,162	6,015	13,977	8,495

NET INVESTMENT INCOME	12,738	6,189	64,865	12,991	66,100	9,985

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	75,082	48	(16,204)	7,552	(28,064)	118,798
Realized gain distributions	234,605				3,473

Net realized gain (loss)	309,687	48	(16,204)	7,552	(24,591)	118,798

Change in net unrealized appreciation (depreciation) on investments	(61,334)	11,221	12,628	62,560	14,415	(85,027)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$261,091	$17,458	$61,289	$83,103	$55,924	$43,756

INVESTMENT INCOME RATIO (2006)	1.54%	5.74%	4.26%	2.69%	4.87%	1.85%

INVESTMENT INCOME RATIO (2005)	1.56%	5.43%	4.20%	2.31%	4.82%	0.71%

INVESTMENT INCOME RATIO (2004)	1.35%	4.95%	4.55%	4.37%	5.66%	0.87%

INVESTMENT INCOME RATIO (2003)	1.55%	4.03%	3.43%	1.51%	4.51%	0.14%

INVESTMENT INCOME RATIO (2002)	0.96%	5.96%	2.51%		6.25%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO	JANUS ASPEN LARGE CAP GROWTH PORTFOLIO	JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO	NEUBERGER BERMAN AMT REGENCY PORTFOLIO	OPPENHEIMER GLOBAL SECURITIES FUND/VA	PIMCO VIT HIGH YIELD FUND

INVESTMENT INCOME:
Dividends	$17,646	$3,592	$20,526	$39	$24,769	$75,039

EXPENSES:
Mortality and expense risk	7,649	6,600	10,122	47	17,929	9,280

NET INVESTMENT INCOME (LOSS)	9,997	(3,008)	10,404	(8)	6,840	65,759

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	112,862	(4,631)	43,485	7	325,186	1,603
Realized gain distributions				535	129,380

Net realized gain (loss)	112,862	(4,631)	43,485	542	454,566	1,603

Change in net unrealized appreciation on investments	211,896	80,746	133,963	698	(197,098)	38,162

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$334,755	$73,107	$187,852	$1,232	$264,308	$105,524

INVESTMENT INCOME RATIO (2006)	1.96%	0.46%	1.72%	0.39%	1.17%	6.87%

INVESTMENT INCOME RATIO (2005)	1.32%	0.30%	1.27%		0.83%	6.52%

INVESTMENT INCOME RATIO (2004)	0.78%	0.14%	1.01%		0.93%	6.41%

INVESTMENT INCOME RATIO (2003)	0.98%	0.08%	1.05%			3.62%

INVESTMENT INCOME RATIO (2002)	0.46%		0.71%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	PIMCO VIT LOW DURATION FUND	PIMCO VIT TOTAL RETURN FUND	PIONEER FUND VCT PORTFOLIO	PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO		PIONEER MID CAP VALUE VCT PORTFOLIO		PIONEER SMALL CAP VALUE VCT PORTFOLIO

INVESTMENT INCOME:
Dividends	$49,728	$39,950	$3,143	$		$		$4,412

EXPENSES:
Mortality and expense risk	10,111	7,635	1,501		3,443		8	4,186

NET INVESTMENT INCOME (LOSS)	39,617	32,315	1,642		(3,443)		(8)	226

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	(10,337)	(3,322)	43,926		35,105		(2)	13,302
Realized gain distributions		8,070						148,788

Net realized gain (loss)	(10,337)	4,748	43,926		35,105		(2)	162,090

Change in net unrealized appreciation (depreciation) on investments	6,471	(5,452)	(10,444)		(16,343)		174	(110,576)

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$35,751	$31,611	$35,124		$15,319		$164	$51,740

INVESTMENT INCOME RATIO (2006)	4.18%	4.45%	1.78%					0.90%

INVESTMENT INCOME RATIO (2005)	2.80%	2.03%	1.35%					0.59%

INVESTMENT INCOME RATIO (2004)	1.33%		0.76%

INVESTMENT INCOME RATIO (2003)	0.69%		0.61%					1.08%

INVESTMENT INCOME RATIO (2002)			1.05%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	PRUDENTIAL SERIES FUND EQUITY PORTFOLIO	SCHWAB MARKETTRACK GROWTH PORTFOLIO II	SCHWAB MONEY MARKET PORTFOLIO	SCHWAB S&P 500 INDEX PORTFOLIO	THIRD AVENUE VALUE PORTFOLIO	UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO

INVESTMENT INCOME:
Dividends	$4,884	$22,752	$239,705	$83,567	$1,846	$17,710

EXPENSES:
Mortality and expense risk	4,332	13,507	45,338	50,710	2,291	15,854

NET INVESTMENT INCOME (LOSS)	552	9,245	194,367	32,857	(445)	1,856

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	85,484	154,795		452,221	(20,254)	350,081
Realized gain distributions					6,287	106,322

Net realized gain (loss)	85,484	154,795		452,221	(13,967)	456,403

Change in net unrealized appreciation on investments	(35,668)	43,697		320,203	7,855	135,093

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$50,368	$207,737	$194,367	$805,281	$(6,557)	$593,352

INVESTMENT INCOME RATIO (2006)	0.96%	1.43%	4.49%	1.40%	0.46%	0.95%

INVESTMENT INCOME RATIO (2005)	0.75%	1.31%	2.75%	1.75%		1.23%

INVESTMENT INCOME RATIO (2004)	1.17%	1.25%	0.93%	1.09%		1.55%

INVESTMENT INCOME RATIO (2003)	0.21%	1.27%	0.73%	1.28%

INVESTMENT INCOME RATIO (2002)	0.56%	2.64%	1.33%	1.28%		3.45%

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

	VAN KAMPEN LIT COMSTOCK	VAN KAMPEN LIT GROWTH & INCOME	WELLS FARGO ADVANTAGE MULTI CAP VALUE FUND		WELLS FARGO ADVANTAGE OPPORTUNITY FUND		TOTAL VARIABLE ANNUITY-1 SERIES ACCOUNT

INVESTMENT INCOME:
Dividends	$2,235	$1,835	$		$		$960,264

EXPENSES:
Mortality and expense risk	3,014	1,328		2,889		199	389,186

NET INVESTMENT INCOME (LOSS)	(779)	507		(2,889)		(199)	571,078

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) on sale of fund shares	36,291	(1,105)		47,882		30	2,913,352
Realized gain distributions	9,146	10,171		48,706			950,352

Net realized gain	45,437	9,066		96,588		30	3,863,704

Change in net unrealized appreciation on investments	24,561	14,579		(43,741)		7,133	976,314

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$69,219	$24,152		$49,958		$6,964	$5,411,096

INVESTMENT INCOME RATIO (2006)	0.63%	1.17%

INVESTMENT INCOME RATIO (2005)				0.39%

INVESTMENT INCOME RATIO (2004)
INVESTMENT INCOME RATIO (2003)				0.10%

INVESTMENT INCOME RATIO (2002)				0.44%

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	AIM V.I. CORE EQUITY FUND		AIM V.I. HIGH YIELD FUND		AIM V.I. INTERNATIONAL GROWTH FUND

	2006	2005	2006	2005	2006

INCREASE (DECREASE) IN NET ASSETS:					(1)

OPERATIONS:
Net investment income (loss)	$6,781	$(5,996)	$13,961	$18,805	$4,732
Net realized gain (loss)	21,235	17,143	(2,238)	989	42
Change in net unrealized appreciation (depreciation) on investments	93,135	4,886	6,447	(14,235)	38,524

Increase in net assets resulting from operations	121,151	16,033	18,170	5,559	43,298

CONTRACT TRANSACTIONS:
Purchase payments	799	9,648		290
Redemptions	(102,426)	(567,919)	(41,573)	(92,317)	(24)
Transfers, net	(94,773)	50,499	(13,971)	(10,601)	553,213
Contract maintenance charges	(142)	(283)	(67)	(83)
Adjustments to net assets allocated to contracts in payout phase	336	2,115	(915)	3,081

Increase (decrease) in net assets resulting from contract transactions	(196,206)	(505,940)	(56,526)	(99,630)	553,189

Total increase (decrease) in net assets	(75,055)	(489,907)	(38,356)	(94,071)	596,487
NET ASSETS:
Beginning of period	947,230	1,437,137	242,345	336,416	0

End of period	$872,175	$947,230	$203,989	$242,345	$596,487

CHANGES IN UNITS OUTSTANDING:
Units issued	1,497	9,794	315	850	53,749
Units redeemed	(14,248)	(45,427)	(4,465)	(8,996)	(2)

Net increase (decrease)	(12,751)	(35,633)	(4,150)	(8,146)	53,747

(1)	The portfolio commenced operations on May 1, 2006.

The accompanying notes are an integral part of these financial statements.		(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	AIM V.I. TECHNOLOGY FUND		ALGER AMERICAN GROWTH PORTFOLIO		ALGER AMERICAN MIDCAP GROWTH PORTFOLIO

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment loss	$(3,372)	$(3,311)	$(10,930)	$(10,134)	$(1,965)	$(2,548)
Net realized gain (loss)	21,524	14,145	(6,066)	(64,896)	59,194	21,594
Change in net unrealized appreciation (depreciation) on investments	15,090	(8,548)	81,747	234,004	(36,568)	14,769

Increase in net assets resulting from operations	33,242	2,286	64,751	158,974	20,661	33,815

CONTRACT TRANSACTIONS:
Purchase payments			3,000	4,101	2,819	1,501
Redemptions	(30,899)	(38,982)	(90,543)	(427,494)	(18,650)	(8,541)
Transfers, net	(53,012)	30,999	118,591	(5,776)	34,291	(26,325)
Contract maintenance charges		(140)	(209)	(300)		(83)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	(83,911)	(8,123)	30,839	(429,469)	18,460	(33,448)

Total increase (decrease) in net assets	(50,669)	(5,837)	95,590	(270,495)	39,121	367
NET ASSETS:
Beginning of period	423,014	428,851	1,500,008	1,770,503	231,418	231,051

End of period	$372,345	$423,014	$1,595,598	$1,500,008	$270,539	$231,418

CHANGES IN UNITS OUTSTANDING:
Units issued	6,626	49,040	12,604	1,175	6,076	38,308
Units redeemed	(41,281)	(53,816)	(10,809)	(28,745)	(4,938)	(39,718)

Net increase (decrease)	(34,655)	(4,776)	1,795	(27,570)	1,138	(1,410)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	ALLIANCE- BERNSTEIN VPS GROWTH & INCOME PORTFOLIO	ALLIANCE- BERNSTEIN VPS GROWTH PORTFOLIO	ALLIANCE-BERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO		ALLIANCE- BERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO	ALLIANCE- BERNSTEIN VPS SMALL/MIDCAP VALUE PORTFOLIO

	2006	2006	2006	2005	2006	2006

	(1)	(1)		(2)	(1)	(1)
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(6)	$(60)	$839	$(725)	$(1,055)	$(320)
Net realized gain (loss)		(1)	124,923	58	60	55
Change in net unrealized appreciation on investments	127	1,365	53,504	29,341	54,715	10,268

Increase in net assets resulting from operations	121	1,304	179,266	28,674	53,720	10,003

CONTRACT TRANSACTIONS:
Purchase payments			800	5,839
Redemptions			(18,685)			(595)
Transfers, net	28,634	29,738	562,341	543,917	632,497	95,082
Contract maintenance charges			(38)	(25)		(13)
Adjustments to net assets allocated to contracts in payout phase

Increase in net assets resulting from contract transactions	28,634	29,738	544,418	549,731	632,497	94,474

Total increase in net assets	28,755	31,042	723,684	578,405	686,217	104,477
NET ASSETS:
Beginning of period	0	0	578,405	0	0	0

End of period	$28,755	$31,042	$1,302,089	$578,405	$686,217	$104,477

CHANGES IN UNITS OUTSTANDING:
Units issued	2,582	3,132	327,578	47,457	61,952	10,041
Units redeemed			(290,225)	(2)	(1,114)	(61)

Net increase	2,582	3,132	37,353	47,455	60,838	9,980

(1)	The portfolio commenced operations on May 1, 2006.

(2)	The portfolio commenced operations on May 2, 2005.

The accompanying notes are an integral part of these financial statements.		(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	ALLIANCE-BERNSTEIN VPS UTILITY INCOME PORTFOLIO		AMERICAN CENTURY VP BALANCED FUND		AMERICAN CENTURY VP INTERNATIONAL FUND

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income	$1,459	$2,051	$3,863	$2,589	$6,022	$3,115
Net realized gain	28,213	43,581	30,334	12,999	141,712	198,543
Change in net unrealized appreciation (depreciation) on investments	65,826	(26,099)	3,462	(1,133)	63,027	(81,243)

Increase in net assets resulting from operations	95,498	19,533	37,659	14,455	210,761	120,415

CONTRACT TRANSACTIONS:
Purchase payments			4,021			18,312
Redemptions	(8,926)		(9,681)	(94,889)	(59,512)	(118,101)
Transfers, net	463,647	110,097	166,809	110,859	(208,602)	(111,732)
Contract maintenance charges	(17)	(5)	(68)	(84)	(81)	(90)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	454,704	110,092	161,081	15,886	(268,195)	(211,611)

Total increase (decrease) in net assets	550,202	129,625	198,740	30,341	(57,434)	(91,196)
NET ASSETS:
Beginning of period	250,479	120,854	334,343	304,002	815,440	906,636

End of period	$800,681	$250,479	$533,083	$334,343	$758,006	$815,440

CHANGES IN UNITS OUTSTANDING:
Units issued	60,526	25,728	20,244	10,848	70,993	155,169
Units redeemed	(33,865)	(18,349)	(7,237)	(9,345)	(85,169)	(169,253)

Net increase (decrease)	26,661	7,379	13,007	1,503	(14,176)	(14,084)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	AMERICAN CENTURY VP VALUE FUND		BARON CAPITAL ASSET FUND		DELAWARE VIP SMALL CAP VALUE SERIES

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$1,595	$1,972	$(13,116)	$(14,035)	$(5,564)	$(2,785)
Net realized gain	70,801	44,032	303,926	66,557	73,380	39,104
Change in net unrealized appreciation on investments	49,889	(7,928)	(77,483)	(10,514)	(20,133)	13,742

Increase in net assets resulting from operations	122,285	38,076	213,327	42,008	47,683	50,061

CONTRACT TRANSACTIONS:
Purchase payments	2,358	2,399	22,377	89,179	2,465	13,339
Redemptions	(19,066)	(1,586)	(151,681)	(104,616)	(28,665)	(3,296)
Transfers, net	442,965	211,021	(566,831)	164,621	639,644	177,036
Contract maintenance charges	(7)	(12)		(109)	(25)	(92)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	426,250	211,822	(696,135)	149,075	613,419	186,987

Total increase (decrease) in net assets	548,535	249,898	(482,808)	191,083	661,102	237,048
NET ASSETS:
Beginning of period	554,982	305,084	1,747,761	1,556,678	498,727	261,679

End of period	$1,103,517	$554,982	$1,264,953	$1,747,761	$1,159,829	$498,727

CHANGES IN UNITS OUTSTANDING:
Units issued	67,669	122,326	11,490	23,676	123,545	47,418
Units redeemed	(38,974)	(104,550)	(48,869)	(14,828)	(90,861)	(33,597)

Net increase (decrease)	28,695	17,776	(37,379)	8,848	32,684	13,821

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	DREYFUS GVIT MID CAP INDEX FUND		DREYFUS IP MIDCAP STOCK PORTFOLIO		DREYFUS VIF APPRECIATION PORTFOLIO

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$700	$(679)	$(987)	$(1,826)	$2,772	$(8,271)
Net realized gain	19,213	107,058	36,572	13,221	173,894	52,654
Change in net unrealized appreciation (depreciation) on investments	16,242	(12,981)	(25,162)	(1,823)	12,551	(14,530)

Increase in net assets resulting from operations	36,155	93,398	10,423	9,572	189,217	29,853

CONTRACT TRANSACTIONS:
Purchase payments	1,171				1,936	3,420
Redemptions	(5,277)	(21,684)	(6,294)	(17,395)	(120,381)	(75,754)
Transfers, net	64,700	40,785	(161,249)	(29,383)	142,954	(154,841)
Contract maintenance charges	(31)	(49)	(5)		(51)	(91)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	60,563	19,052	(167,548)	(46,778)	24,458	(227,266)

Total increase (decrease) in net assets	96,718	112,450	(157,125)	(37,206)	213,675	(197,413)
NET ASSETS:
Beginning of period	413,958	301,508	235,260	272,466	934,702	1,132,115

End of period	$510,676	$413,958	$78,135	$235,260	$1,148,377	$934,702

CHANGES IN UNITS OUTSTANDING:
Units issued	11,803	64,314	30,676	6,778	103,895	13,692
Units redeemed	(8,071)	(58,958)	(42,230)	(11,032)	(97,749)	(38,114)

Net increase (decrease)	3,732	5,356	(11,554)	(4,254)	6,146	(24,422)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	DREYFUS VIF DEVELOPING LEADERS PORTFOLIO		DREYFUS VIF GROWTH & INCOME PORTFOLIO		DWS BLUE CHIP VIP

	2006	2005	2006	2005	2006

INCREASE (DECREASE) IN NET ASSETS:					(1)
OPERATIONS:
Net investment income (loss)	$(151)	$(478)	$(124)	$1,465	$(720)
Net realized gain	7,050	945	16,047	2,824	20
Change in net unrealized appreciation on investments	(5,900)	2,412	8,959	5,721	13,154

Increase in net assets resulting from operations	999	2,879	24,882	10,010	12,454

CONTRACT TRANSACTIONS:
Purchase payments
Redemptions	1		(22,100)	(11,040)
Transfers, net	(26,746)	(5,001)	(84,559)	91,494	493,315
Contract maintenance charges	(3)	(6)	(56)	(91)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	(26,748)	(5,007)	(106,715)	80,363	493,315

Total increase (decrease) in net assets	(25,749)	(2,128)	(81,833)	90,373	505,769

NET ASSETS:
Beginning of period	54,667	56,795	284,802	194,429	0

End of period	$28,918	$54,667	$202,969	$284,802	$505,769

CHANGES IN UNITS OUTSTANDING:
Units issued			2,776	11,992	46,935
Units redeemed	(1,971)	(366)	(13,739)	(3,152)

Net increase (decrease)	(1,971)	(366)	(10,963)	8,840	46,935

(1)	The portfolio commenced operations on May 1, 2006.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	DWS CAPITAL GROWTH VIP		DWS DREMAN HIGH RETURN EQUITY VIP		DWS DREMAN SMALL CAP VALUE VIP	DWS EAFE EQUITY INDEX VIP

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:				(1)	(2)	(3)
OPERATIONS:
Net investment income (loss)	$(409)	$282	$(131)	$(422)	$(393)	$6,065
Net realized gain	9,564	4,133	43,879	4	50	72,385
Change in net unrealized appreciation on investments	932	9,031	2,391	7,723	14,162	(75,091)

Increase in net assets resulting from operations	10,087	13,446	46,139	7,305	13,819	3,359

CONTRACT TRANSACTIONS:
Purchase payments	750	751				1,200
Redemptions	(9,682)	(20,572)	(50)		(1,499)	(23,285)
Transfers, net	(21,682)	(7,222)	31,654	267,899	226,768	(398,236)
Contract maintenance charges	(40)	(51)	(4)			(28)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	(30,654)	(27,094)	31,600	267,899	225,269	(420,349)

Total increase (decrease) in net assets	(20,567)	(13,648)	77,739	275,204	239,088	(416,990)

NET ASSETS:
Beginning of period	178,433	192,081	275,204	0	0	416,990

End of period	$157,866	$178,433	$352,943	$275,204	$239,088	$0

CHANGES IN UNITS OUTSTANDING:
Units issued	1,857	86	73,640	25,509	22,723	480
Units redeemed	(5,294)	(3,236)	(71,362)		(156)	(46,886)

Net increase (decrease)	(3,437)	(3,150)	2,278	25,509	22,567	(46,406)

(1)	The portfolio commenced operations on May 2, 2005.

(2)	The portfolio commenced operations on May 1, 2006.

(3)	The portfolio ceased operations on July 27, 2005.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	DWS GROWTH & INCOME VIP		DWS HEALTH CARE VIP	DWS LARGE CAP VALUE VIP	DWS SMALL CAP INDEX VIP

	2006	2005	2006	2006	2006	2005

INCREASE (DECREASE) IN NET ASSETS:			(1)	(1)

OPERATIONS:
Net investment income (loss)	$487	$1,423	$(38)	$30	$(1,095)	$(1,659)
Net realized gain	13,711	4,948	207	211	150,888	98,028
Change in net unrealized appreciation on investments	20,216	9,472	208	1,965	(46,718)	(85,372)

Increase in net assets resulting from operations	34,414	15,843	377	2,206	103,075	10,997

CONTRACT TRANSACTIONS:
Purchase payments	3,705	6,950			477	1,622
Redemptions	(9,884)	(23,380)			(56,243)	(87,541)
Transfers, net	(42,739)	2,226	12,688	27,039	(230,896)	(104,734)
Contract maintenance charges	(35)	(41)				(64)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	(48,953)	(14,245)	12,688	27,039	(286,662)	(190,717)

Total increase (decrease) in net assets	(14,539)	1,598	13,065	29,245	(183,587)	(179,720)
NET ASSETS:
Beginning of period	316,952	315,354	0	0	745,225	924,945

End of period	$302,413	$316,952	$13,065	$29,245	$561,638	$745,225

CHANGES IN UNITS OUTSTANDING:
Units issued	1,181	1,792	2,541	2,844	3,311	7,113
Units redeemed	(6,699)	(3,464)	(1,320)	(403)	(20,281)	(20,720)

Net increase (decrease)	(5,518)	(1,672)	1,221	2,441	(16,970)	(13,607)

(1)	The portfolio commenced operations on May 1, 2006.	(Continued)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	FEDERATED AMERICAN LEADERS FUND II		FEDERATED CAPITAL INCOME FUND II		FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income	$12,738	$14,239	$6,189	$9,568	$64,865	$75,077
Net realized gain (loss)	309,687	57,354	48	6,913	(16,204)	(22,913)
Change in net unrealized appreciation (depreciation) on investments	(61,334)	(79)	11,221	(2,119)	12,628	(26,673)

Increase in net assets resulting from operations	261,091	71,514	17,458	14,362	61,289	25,491

CONTRACT TRANSACTIONS:
Purchase payments		939			6,770	66,955
Redemptions	(90,731)	(133,070)	(461)	(116,440)	(71,609)	(346,074)
Transfers, net	(418,506)	(218,078)		181,982	(130,049)	(250,176)
Contract maintenance charges	(72)	(112)		(52)		(102)
Adjustments to net assets allocated to contracts in payout phase	1,585	5,608

Increase (decrease) in net assets resulting from contract transactions	(507,724)	(344,713)	(461)	65,490	(194,888)	(529,397)

Total increase (decrease) in net assets	(246,633)	(273,199)	16,997	79,852	(133,599)	(503,906)
NET ASSETS:
Beginning of period	1,942,529	2,215,728	119,307	39,455	1,934,030	2,437,936

End of period	$1,695,896	$1,942,529	$136,304	$119,307	$1,800,431	$1,934,030

CHANGES IN UNITS OUTSTANDING:
Units issued	320	631		17,687	12,590	23,110
Units redeemed	(30,240)	(23,749)	(39)	(10,611)	(25,359)	(58,815)

Net increase (decrease)	(29,920)	(23,118)	(39)	7,076	(12,769)	(35,705)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	JANUS ASPEN BALANCED PORTFOLIO		JANUS ASPEN FLEXIBLE BOND PORTFOLIO		JANUS ASPEN GROWTH & INCOME PORTFOLIO

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
Net investment income (loss)	$12,991	$7,419	$66,100	$71,714	$9,985	$(851)
Net realized gain (loss)	7,552	13,403	(24,591)	28,145	118,798	2,950
Change in net unrealized appreciation (depreciation) on investments	62,560	12,118	14,415	(79,281)	(85,027)	73,757

Increase in net assets resulting from operations	83,103	32,940	55,924	20,578	43,756	75,856

CONTRACT TRANSACTIONS:
Purchase payments		25,000	16,300	43,293	2,998	37,125
Redemptions	(12,308)	(6,500)	(99,794)	(159,323)	(49,730)
Transfers, net	469,469	(45,179)	85,594	(195,145)	152,755	260,972
Contract maintenance charges		(50)		(142)	(15)	(10)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	457,161	(26,729)	2,100	(311,317)	106,008	298,087

Total increase (decrease) in net assets	540,264	6,211	58,024	(290,739)	149,764	373,943

NET ASSETS:
Beginning of period	485,115	478,904	1,561,363	1,852,102	836,589	462,646

End of period	$1,025,379	$485,115	$1,619,387	$1,561,363	$986,353	$836,589

CHANGES IN UNITS OUTSTANDING:
Units issued	42,825	11,628	22,871	25,877	47,391	24,750
Units redeemed	(5,426)	(13,919)	(22,444)	(48,979)	(41,197)	(1,051)

Net increase (decrease)	37,399	(2,291)	427	(23,102)	6,194	23,699

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO		JANUS ASPEN LARGE CAP GROWTH PORTFOLIO		JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$9,997	$1,972	$(3,008)	$(5,654)	$10,404	$5,755
Net realized gain (loss)	112,862	19,820	(4,631)	(59,664)	43,485	66,325
Change in net unrealized appreciation (depreciation) on investments	211,896	105,574	80,746	82,561	133,963	(20,705)

Increase in net assets resulting from operations	334,755	127,366	73,107	17,243	187,852	51,375

CONTRACT TRANSACTIONS:
Purchase payments	43,935	7,349	301	3,701		50,526
Redemptions	(21,007)	(4,629)	(65,565)	(383,419)	(92,055)	(278,846)
Transfers, net	230,595	173,889	(104,114)	(66,142)	(101,630)	(206,072)
Contract maintenance charges		(167)		(358)	(214)	(311)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	253,523	176,442	(169,378)	(446,218)	(193,899)	(434,703)

Total increase (decrease) in net assets	588,278	303,808	(96,271)	(428,975)	(6,047)	(383,328)
NET ASSETS:
Beginning of period	622,043	318,235	807,792	1,236,767	1,235,153	1,618,481

End of period	$1,210,321	$622,043	$711,521	$807,792	$1,229,106	$1,235,153

CHANGES IN UNITS OUTSTANDING:
Units issued	26,534	16,971	586	2,411		3,875
Units redeemed	(13,922)	(4,576)	(12,355)	(36,319)	(13,090)	(36,432)

Net increase (decrease)	12,612	12,395	(11,769)	(33,908)	(13,090)	(32,557)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	NEUBERGER BERMAN AMT REGENCY PORTFOLIO	OPPENHEIMER GLOBAL SECURITIES FUND/VA		PIMCO VIT HIGH YIELD FUND

	2006	2006	2005	2006	2005

	(1)
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(8)	$6,840	$(338)	$65,759	$46,465
Net realized gain	542	454,566	34,665	1,603	2,537
Change in net unrealized appreciation on investments	698	(197,098)	194,900	38,162	(20,565)

Increase in net assets resulting from operations	1,232	264,308	229,227	105,524	28,437

CONTRACT TRANSACTIONS:
Purchase payments		10,060	14,665	2,101	2,098
Redemptions		(48,155)	(41,097)	(5,758)	(1,249)
Transfers, net	9,629	(791,184)	1,070,189	56,750	403,690
Contract maintenance charges		(88)	(162)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	9,629	(829,367)	1,043,595	53,093	404,539

Total increase (decrease) in net assets	10,861	(565,059)	1,272,822	158,617	432,976
NET ASSETS:
Beginning of period	0	2,312,566	1,039,744	1,199,496	766,520

End of period	$10,861	$1,747,507	$2,312,566	$1,358,113	$1,199,496

CHANGES IN UNITS OUTSTANDING:
Units issued	1,063	44,289	78,492	68,815	126,839
Units redeemed		(93,291)	(10,311)	(64,043)	(92,477)

Net increase (decrease)	1,063	(49,002)	68,181	4,772	34,362

(1)	The portfolio commenced operations on May 1, 2006.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	PIMCO VIT LOW DURATION FUND		PIMCO VIT TOTAL RETURN FUND		PIONEER FUND VCT PORTFOLIO

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:				(1)

OPERATIONS:
Net investment income	$39,617	$28,321	$32,315	$4,295	$1,642	$457
Net realized gain (loss)	(10,337)	1,564	4,748	7,421	43,926	988
Change in net unrealized appreciation (depreciation) on investments	6,471	(27,343)	(5,452)	(12,660)	(10,444)	3,164

Increase (decrease) in net assets resulting from operations	35,751	2,542	31,611	(944)	35,124	4,609

CONTRACT TRANSACTIONS:
Purchase payments	67,362		46,322
Redemptions	(75,438)	(34,760)	(8,758)		(9,272)	(7,161)
Transfers, net	(56,846)	57,853	945,934	493,440	121,163
Contract maintenance charges	(57)	(60)	(94)		(13)	(13)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	(64,979)	23,033	983,404	493,440	111,878	(7,174)

Total increase (decrease) in net assets	(29,228)	25,575	1,015,015	492,496	147,002	(2,565)
NET ASSETS:
Beginning of period	1,419,858	1,394,283	492,496	0	95,712	98,277

End of period	$1,390,630	$1,419,858	$1,507,511	$492,496	$242,714	$95,712

CHANGES IN UNITS OUTSTANDING:
Units issued	42,194	31,028	103,293	49,859	80,051
Units redeemed	(49,236)	(28,697)	(6,696)	(913)	(70,692)	(636)

Net increase (decrease)	(7,042)	2,331	96,597	48,946	9,359	(636)

(1)	The portfolio commenced operations on May 2, 2005.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO		PIONEER MID CAP VALUE VCT PORTFOLIO	PIONEER SMALL CAP VALUE VCT PORTFOLIO

	2006	2005	2006	2006	2005

INCREASE (DECREASE) IN NET ASSETS:			(1)

OPERATIONS:
Net investment income (loss)	$(3,443)	$(4,666)	$(8)	$226	$(1,158)
Net realized gain (loss)	35,105	69,377	(2)	162,090	17,219
Change in net unrealized appreciation (depreciation) on investments	(16,343)	(37,812)	174	(110,576)	38,521

Increase in net assets resulting from operations	15,319	26,899	164	51,740	54,582

CONTRACT TRANSACTIONS:
Purchase payments	924	1,165
Redemptions	(18,062)	(51,273)		(31,627)	(4,367)
Transfers, net	(64,065)	(154,635)	5,000	(206,664)	5,309
Contract maintenance charges	(91)	(121)		(18)	(78)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	(81,294)	(204,864)	5,000	(238,309)	864

Total increase (decrease) in net assets	(65,975)	(177,965)	5,164	(186,569)	55,446
NET ASSETS:
Beginning of period	449,175	627,140	0	531,531	476,085

End of period	$383,200	$449,175	$5,164	$344,962	$531,531

CHANGES IN UNITS OUTSTANDING:
Units issued	2,054	3,006	486	14,294	7,896
Units redeemed	(7,942)	(18,169)		(27,646)	(8,564)

Net increase (decrease)	(5,888)	(15,163)	486	(13,352)	(668)

(1)	The portfolio commenced operations on May 1, 2006.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	PRUDENTIAL SERIES FUND EQUITY PORTFOLIO		SCHWAB MARKETTRACK GROWTH PORTFOLIO II		SCHWAB MONEY MARKET PORTFOLIO

	2006	2005	2006	2005	2006	2005

INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$552	$(295)	$9,245	$6,588	$194,367	$111,559
Net realized gain	85,484	343	154,795	32,972
Change in net unrealized appreciation on investments	(35,668)	35,730	43,697	30,929

Increase in net assets resulting from operations	50,368	35,778	207,737	70,489	194,367	111,559

CONTRACT TRANSACTIONS:
Purchase payments			798	24,999	4,538,358	4,207,320
Redemptions	(47)		(89,464)	(34,520)	(1,626,028)	(1,082,412)
Transfers, net	274,636	210,808	255,370	(24,975)	(3,992,502)	(3,148,411)
Contract maintenance charges	(3)	(3)	(123)	(42)	(1,821)	(1,725)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	274,586	210,805	166,581	(34,538)	(1,081,993)	(25,228)

Total increase (decrease) in net assets	324,954	246,583	374,318	35,951	(887,626)	86,331

NET ASSETS:

Beginning of period	494,692	248,109	1,480,694	1,444,743	5,915,377	5,829,046

End of period	$819,646	$494,692	$1,855,012	$1,480,694	$5,027,751	$5,915,377

CHANGES IN UNITS OUTSTANDING:
Units issued	78,027	22,052	43,177	6,246	1,107,411	1,032,203
Units redeemed	(54,903)	(937)	(34,026)	(8,409)	(1,194,389)	(1,034,087)

Net increase (decrease)	23,124	21,115	9,151	(2,163)	(86,978)	(1,884)

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	SCHWAB S&P 500 INDEX PORTFOLIO		THIRD AVENUE VALUE PORTFOLIO	UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO

	2006	2005	2006	2006	2005

INCREASE (DECREASE) IN NET ASSETS:			(1)

OPERATIONS:
Net investment income (loss)	$32,857	$53,601	$(445)	$1,856	$5,054
Net realized gain (loss)	452,221	201,025	(13,967)	456,403	118,832
Change in net unrealized appreciation on investments	320,203	(29,422)	7,855	135,093	77,955

Increase (decrease) in net assets resulting from operations	805,281	225,204	(6,557)	593,352	201,841

CONTRACT TRANSACTIONS:
Purchase payments	27,002	89,706		2,269	8,646
Redemptions	(376,196)	(215,837)	(18,520)	(99,381)	(40,762)
Transfers, net	(1,021,225)	412,946	251,532	523,262	79,866
Contract maintenance charges	(657)	(873)		(143)	(132)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	(1,371,076)	285,942	233,012	426,007	47,618

Total increase (decrease) in net assets	(565,795)	511,146	226,455	1,019,359	249,459

NET ASSETS:
Beginning of period	6,155,663	5,644,517	0	1,502,018	1,252,559

End of period	$5,589,868	$6,155,663	$226,455	$2,521,377	$1,502,018

CHANGES IN UNITS OUTSTANDING:
Units issued	15,485	95,809	101,808	36,860	11,496
Units redeemed	(99,038)	(76,669)	(79,848)	(23,792)	(9,641)

Net increase (decrease)	(83,553)	19,140	21,960	13,068	1,855

(1)	The portfolio commenced operations on May 1, 2006.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	VAN KAMPEN LIT COMSTOCK		VAN KAMPEN LIT GROWTH & INCOME		WELLS FARGO ADVANTAGE MULTI CAP VALUE FUND

	2006	2005	2006	2005	2006	2005

		(1)		(1)
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(779)	$(264)	$507	$(91)	$(2,889)	$(1,945)
Net realized gain (loss)	45,437	(16)	9,066	2	96,588	59,160
Change in net unrealized appreciation (depreciation) on investments	24,561	4,910	14,579	(694)	(43,741)	2,452

Increase (decrease) in net assets resulting from operations	69,219	4,630	24,152	(783)	49,958	59,667

CONTRACT TRANSACTIONS:
Purchase payments	23,344	1,440	409			35,460
Redemptions	(1,041)				(9,817)	(136,319)
Transfers, net	326,604	138,151	28,312	149,230	(105,374)	(33,117)
Contract maintenance charges					(43)	(65)
Adjustments to net assets allocated to contracts in payout phase

Increase (decrease) in net assets resulting from contract transactions	348,907	139,591	28,721	149,230	(115,234)	(134,041)

Total increase (decrease) in net assets	418,126	144,221	52,873	148,447	(65,276)	(74,374)
NET ASSETS:
Beginning of period	144,221	0	148,447	0	377,628	452,002

End of period	$562,347	$144,221	$201,320	$148,447	$312,352	$377,628

CHANGES IN UNITS OUTSTANDING:
Units issued	90,576	13,750	4,663	13,481		4,134
Units redeemed	(58,209)	(148)	(2,281)		(7,903)	(14,968)

Net increase (decrease)	32,367	13,602	2,382	13,481	(7,903)	(10,834)

(1)	The portfolio commenced operations on May 2, 2005.

The accompanying notes are an integral part of these financial statements.	(Continued)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
STATEMENT OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	WELLS FARGO ADVANTAGE OPPORTUNITY FUND	TOTAL VARIABLE ANNUITY-1 SERIES ACCOUNT

	2006	2006	2005

	(1)
INCREASE (DECREASE) IN NET ASSETS:

OPERATIONS:
Net investment income (loss)	$(199)	$571,078	$411,720
Net realized gain	30	3,863,704	1,408,471
Change in net unrealized appreciation on investments	7,133	976,314	396,822

Increase in net assets resulting from operations	6,964	5,411,096	2,217,013

CONTRACT TRANSACTIONS:
Purchase payments		4,835,931	4,778,938
Redemptions	(53)	(3,733,212)	(4,816,450)
Transfers, net	76,899	82,855	243,997
Contract maintenance charges		(4,344)	(6,305)
Adjustments to net assets allocated to contracts in payout phase		1,006	10,804

Increase in net assets resulting from contract transactions	76,846	1,182,236	210,984

Total increase in net assets	83,810	6,593,332	2,427,997
NET ASSETS:
Beginning of period	0	43,826,850	41,398,853

End of period	$83,810	$50,420,182	$43,826,850

CHANGES IN UNITS OUTSTANDING:
Units issued	8,055	3,140,519	2,286,776
Units redeemed	(5)	(2,979,405)	(2,251,631)

Net increase	8,050	161,114	35,145

(1)	The portfolio commenced operations on May 1, 2006.

The accompanying notes are an integral part of these financial statements.	(Concluded)

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2006

1.	ORGANIZATION

The Variable Annuity-1 Series Account (the Series Account), a separate account of First Great-West Life & Annuity Insurance Company (the Company), was established under New York law. The Series Account commenced operations on January 15, 1997. The Series Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Series Account is a funding vehicle for both group and individual variable annuity contracts. The Series Account consists of numerous investment divisions with each investment division being treated as an individual separate account and investing all of its investible assets in the named underlying mutual fund.

Under applicable insurance law, the assets and liabilities of the Series Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Series Account’s assets applicable to the reserves and other contract liabilities with respect to the Series Account is not chargeable with liabilities arising out of any other business the Company may conduct.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security Transactions

Investments made in the underlying mutual funds are valued at the reported net asset values of such underlying mutual funds, which value their investment securities at fair value. Transactions are recorded on a trade date basis. Income from dividends and gains from realized gain distributions are recorded on the ex-distribution date.

Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

Contracts in the Payout Phase

Net assets allocated to contracts in the payout phase are computed according to the 2000 Individual Annuitant Mortality Table. The assumed investment return is 5 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company and recorded as surrenders reflected in the Statement of Changes in Net Assets.

Federal Income Taxes

The operations of the Series Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Series Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Series Account for federal income taxes. The Company will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the contracts.

Net Transfers

Net transfers include transfers between investment divisions of the Series Account as well as transfers between other investment options of the Company.

Investment Income Ratio

The Investment Income Ratio represents the dividends, excluding distributions of capital gains, received by the investment division from the underlying mutual fund divided by average net assets. The ratio excludes those expenses, such as mortality and expense charges, that result in direct reductions in the unit values and has been annualized for any investment division not having a full year of operations. The recognition of investment income by the investment division is affected by the timing of the declaration of dividends by the underlying fund in which the investment division invests.

3.	PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2006 were as follows:

	Purchases	Sales

Aim V.I. Core Equity Fund	$34,469	$224,227
Aim V.I. High Yield Fund	15,647	57,320
Aim V.I. International Growth Fund	558,726	736
Aim V.I. Technology Fund	16,729	104,059
Alger American Growth Portfolio	211,362	191,585
Alger American Midcap Growth Portfolio	124,438	513,656
Alliance-Bernstein VPS Growth & Income Portfolio	28,634	0
Alliance-Bernstein VPS Growth Portfolio	29,738	56
Alliance-Bernstein VPS International Growth Portfolio	4,413,621	3,862,473
Alliance-Bernstein VPS International Value Portfolio	643,207	11,611
Alliance-Bernstein VPS Small/Midcap Value Portfolio	95,082	916
Alliance-Bernstein VPS Utility Income Portfolio	1,023,471	566,424
American Century VP Balanced Fund	283,279	92,752
American Century VP International Fund	1,108,891	1,371,147
American Century VP Value Fund	1,007,160	529,701
Baron Capital Asset Fund	201,171	909,327
Delaware VIP Small Cap Value Series	2,162,053	1,954,393
Dreyfus GVIT Mid Cap Index Fund	195,440	127,397
Dreyfus IP Midcap Stock Portfolio	494,716	624,906
Dreyfus VIF Appreciation Portfolio	1,058,602	1,031,436
Dreyfus VIF Developing Leaders Portfolio	3,446	27,067
Dreyfus VIF Growth & Income Portfolio	23,135	129,066
DWS Blue Chip VIP	493,314	660
DWS Capital Growth VIP	18,467	49,550
DWS Dreman High Return Equity VIP	854,482	823,707
DWS Dreman Small Cap Value VIP	226,768	1,864
DWS Growth & Income VIP	14,110	62,608
DWS Health Care VIP	26,666	14,014
DWS Large Cap Value VIP	31,743	4,671
DWS Small Cap Index VIP	93,302	349,580
Federated American Leaders Fund II	262,957	525,134
Federated Capital Income Fund II	7,263	1,544
Federated Fund For U.S. Government Securities II	263,696	394,366

Janus Aspen Balanced Portfolio	542,402	72,232
Janus Aspen Flexible Bond Portfolio	392,080	320,980
Janus Aspen Growth & Income Portfolio	685,813	573,225
Janus Aspen International Growth Portfolio	533,147	269,617
Janus Aspen Large Cap Growth Portfolio	11,963	184,336
Janus Aspen Worldwide Growth Portfolio	20,526	204,137
Neuberger Berman AMT Regency Portfolio	10,202	45
Oppenheimer Global Securities Fund/VA	948,943	1,641,940
Pimco VIT High Yield Fund	903,722	787,517
Pimco VIT Low Duration Fund	479,765	506,544
Pimco VIT Total Return Fund	1,094,945	74,885
Pioneer Fund VCT Portfolio	1,051,680	938,152
Pioneer Growth Opportunities VCT Portfolio	29,569	114,354
Pioneer Mid Cap Value VCT Portfolio	5,000	7
Pioneer Small Cap Value VCT Portfolio	405,229	494,597
Prudential Series Fund Equity Portfolio	891,377	616,241
Schwab Markettrack Growth Portfolio II	744,195	568,466
Schwab Money Market Portfolio	13,917,793	14,077,416
Schwab S&P 500 Index Portfolio	327,665	1,666,659
Third Avenue Value Portfolio	998,004	759,124
Universal Institutional Fund U.S. Real Estate Portfolio	1,261,715	726,732
Van Kampen LIT Comstock	1,045,984	688,675
Van Kampen LIT Growth & Income	66,741	27,349
Wells Fargo Advantage Multi Cap Value Fund	48,706	118,163
Wells Fargo Advantage Opportunity Fund	76,899	242

Total	$42,519,850	$39,989,588

4.	EXPENSES AND RELATED PARTY TRANSACTIONS

Contract Maintenance Charge

The Company deducts from each participant account a $25 annual maintenance charge on accounts under $50,000 as of each contract’s anniversary date.

Transfer Fees

The Company charges $10 for each transfer between investment divisions in excess of 12 transfers in any calendar year.

Deductions for Premium Taxes

The Company deducts from each contribution in the Series Account any applicable state Premium Tax or retaliatory tax, which currently range from 0% to 3.5%.

Deductions for Assumption of Mortality and Expense Risks

The Company deducts an amount, computed daily, from the net asset value of the Series Account investments, equal to an annual rate of 0.85%. This charge compensates the Company for its assumption of certain mortality, death benefit, and expense risks.

If the above charges prove insufficient to cover actual costs and assumed risks, the loss will be borne by the Company; conversely, if the amounts deducted prove more than sufficient, the excess will be a profit to the Company.

5.	ACCUMULATION UNIT VALUES

A summary of accumulation units outstanding for variable annuity contracts, the expense ratio, excluding expenses of the underlying funds, the related total return and the related accumulation unit fair values for the five years ended December 31, 2006 is included on the following pages.

The Expense Ratio represents the annualized contract expenses of the Series Account, consisting of mortality and expense charges, for each period indicated. The ratio includes only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

The Total Return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period shown and, accordingly, is not annualized.

VARIABLE ANNUITY-1 SERIES ACCOUNT OF
FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

	At December 31			For the year or period ended December 31

	Units (000s)	Unit Fair Value	Net Assets (000s)	Expense Ratio	Total Return

AIM V.I. CORE EQUITY FUND
2006	50	$17.00	$872	0.85%	15.41%
2005	63	$14.73	$930	0.85%	2.43%
2004	99	$14.38	$1,437	0.85%	3.36%
2003	124	$13.91	$1,727	0.85%	21.56%
2002	134	$11.44	$1,555	0.85%	(19.83)%
AIM V.I. HIGH YIELD FUND
2006	14	$13.33	$204	0.85%	9.80%
2005	18	$12.14	$215	0.85%	1.85%
2004	26	$11.92	$336	0.85%	9.94%
2003	72	$10.84	$794	0.85%	23.98%
2002	57	$8.75	$526	0.85%	(2.13)%
AIM V.I. INTERNATIONAL GROWTH FUND
2006	54	$11.10	$596	0.85%	11.00%
AIM V.I. TECHNOLOGY FUND
2006	142	$2.63	$372	0.85%	9.58%
2005	176	$2.40	$423	0.85%	1.27%
2004	181	$2.37	$429	0.85%	3.75%
2003	233	$2.28	$533	0.85%	44.07%
2002	238	$1.58	$377	0.85%	(47.51)%
ALGER AMERICAN GROWTH PORTFOLIO
2006	90	$17.65	$1,596	0.85%	4.25%
2005	89	$16.93	$1,500	0.85%	11.09%
2004	116	$15.24	$1,771	0.85%	4.61%
2003	138	$14.57	$2,005	0.85%	34.02%
2002	161	$10.87	$1,753	0.85%	(33.56)%
ALGER AMERICAN MIDCAP GROWTH PORTFOLIO
2006	17	$15.63	$271	0.85%	9.22%
2005	16	$14.31	$231	0.85%	8.90%
2004	18	$13.14	$231	0.85%	12.09%
2003	6	$11.73	$72	0.85%	17.26%
ALLIANCE-BERNSTEIN VPS GROWTH & INCOME PORTFOLIO
2006	3	$11.14	$29	0.85%	11.40%
ALLIANCE-BERNSTEIN VPS GROWTH PORTFOLIO
2006	3	$9.91	$31	0.85%	(0.90)%
ALLIANCE-BERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
2006	85	$15.35	$1,302	0.85%	25.92%
2005	47	$12.19	$578	0.85%	21.90%

				(Continued)

ALLIANCE-BERNSTEIN VPS INTERNATIONAL VALUE PORTFOLIO
2006	61	$11.28	$686	0.85%	12.80%
ALLIANCE-BERNSTEIN VPS SMALL/MIDCAP VALUE PORTFOLIO
2006	10	$10.47	$104	0.85%	4.70%
ALLIANCE-BERNSTEIN VPS UTILITY INCOME PORTFOLIO
2006	43	$18.51	$801	0.85%	22.66%
2005	17	$15.09	$250	0.85%	15.10%
2004	9	$13.11	$121	0.85%	23.28%
2003	6	$10.64	$67	0.85%	6.37%
AMERICAN CENTURY VP BALANCED FUND
2006	41	$13.05	$533	0.85%	8.75%
2005	28	$12.00	$334	0.85%	3.99%
2004	26	$11.54	$304	0.85%	8.85%
2003	18	$10.60	$188	0.85%	5.97%
AMERICAN CENTURY VP INTERNATIONAL FUND
2006	42	$17.84	$758	0.85%	23.97%
2005	57	$14.39	$815	0.85%	12.33%
2004	71	$12.81	$907	0.85%	13.95%
2003	67	$11.25	$754	0.85%	23.46%
2002	34	$9.11	$309	0.85%	(21.06)%
AMERICAN CENTURY VP VALUE FUND
2006	70	$15.70	$1,104	0.85%	17.60%
2005	42	$13.35	$555	0.85%	4.13%
2004	24	$12.82	$305	0.85%	13.37%
2003	12	$11.30	$141	0.85%	13.05%
BARON CAPITAL ASSET FUND
2006	64	$19.72	$1,265	0.85%	14.58%
2005	102	$17.21	$1,748	0.85%	2.44%
2004	93	$16.80	$1,557	0.85%	24.58%
2003	106	$13.48	$1,430	0.85%	28.92%
2002	110	$10.46	$1,148	0.85%	(14.89)%
DELAWARE VIP SMALL CAP VALUE SERIES
2006	65	$17.91	$1,160	0.85%	15.25%
2005	32	$15.54	$499	0.85%	8.44%
2004	18	$14.33	$262	0.85%	20.46%
2003	18	$11.89	$215	0.85%	18.93%

				(Continued)

DREYFUS GVIT MID CAP INDEX FUND
2006	32	$16.14	$511	0.85%	8.83%
2005	28	$14.83	$414	0.85%	10.92%
2004	23	$13.37	$302	0.85%	14.53%
2003	25	$11.67	$289	0.85%	16.72%
DREYFUS IP MIDCAP STOCK PORTFOLIO
2006	5	$14.99	$78	0.85%	6.84%
2005	17	$14.03	$235	0.85%	8.26%
2004	21	$12.96	$272	0.85%	13.51%
2003	17	$11.42	$195	0.85%	14.20%
DREYFUS VIF APPRECIATION PORTFOLIO
2006	102	$11.21	$1,148	0.85%	15.57%
2005	96	$9.70	$935	0.85%	3.41%
2004	121	$9.38	$1,132	0.85%	4.16%
2003	98	$9.00	$879	0.85%	20.15%
2002	99	$7.49	$741	0.85%	(17.42)%
DREYFUS VIF DEVELOPING LEADERS PORTFOLIO
2006	2	$13.86	$29	0.85%	2.90%
2005	4	$13.47	$55	0.85%	4.91%
2004	4	$12.84	$57	0.85%	10.40%
2003	2	$11.63	$27	0.85%	16.28%
DREYFUS VIF GROWTH & INCOME PORTFOLIO
2006	18	$10.99	$203	0.85%	13.53%
2005	29	$9.68	$285	0.85%	2.54%
2004	21	$9.44	$194	0.85%	6.56%
2003	15	$8.86	$133	0.85%	25.51%
2002	53	$7.06	$373	0.85%	(26.00)%
DWS BLUE CHIP VIP
2006	47	$10.78	$506	0.85%	7.80%
DWS CAPITAL GROWTH VIP
2006	16	$9.93	$158	0.85%	7.58%
2005	19	$9.23	$178	0.85%	7.95%
2004	22	$8.55	$192	0.85%	7.07%
2003	16	$7.98	$125	0.85%	25.82%
2002	14	$6.34	$89	0.85%	(29.79)%
DWS DREMAN HIGH RETURN EQUITY VIP
2006	28	$12.70	$353	0.85%	17.70%
2005	26	$10.79	$275	0.85%	7.90%

				(Continued)

DWS DREMAN SMALL CAP VALUE VIP
2006	23	$10.59	$239	0.85%	5.90%
DWS GROWTH & INCOME VIP
2006	31	$9.91	$302	0.85%	12.61%
2005	36	$8.80	$317	0.85%	5.26%
2004	38	$8.36	$315	0.85%	9.23%
2003	34	$7.66	$260	0.85%	25.67%
2002	11	$6.09	$66	0.85%	(23.78)%
DWS HEALTH CARE VIP
2006	1	$10.70	$13	0.85%	7.00%
DWS LARGE CAP VALUE VIP
2006	2	$11.98	$29	0.85%	14.42%
DWS SMALL CAP INDEX VIP
2006	31	$18.06	$562	0.85%	16.44%
2005	48	$15.51	$745	0.85%	3.40%
2004	62	$15.00	$925	0.85%	16.76%
2003	90	$12.85	$1,151	0.85%	45.19%
2002	75	$8.85	$665	0.85%	(21.26)%
FEDERATED AMERICAN LEADERS FUND II
2006	91	$18.24	$1,696	0.85%	13.01%
2005	121	$16.14	$1,943	0.85%	4.17%
2004	144	$15.12	$2,216	0.85%	8.85%
2003	143	$13.89	$2,005	0.85%	26.62%
2002	161	$10.97	$1,810	0.85%	(20.91)%
FEDERATED CAPITAL INCOME FUND II
2006	11	$12.60	$136	0.85%	14.75%
2005	11	$10.98	$119	0.85%	5.37%
2004	4	$10.42	$39	0.85%	9.00%
2003	4	$9.56	$43	0.85%	19.65%
2002	3	$7.99	$23	0.85%	(24.62)%
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II
2006	117	$15.39	$1,800	0.85%	3.22%
2005	130	$14.91	$1,934	0.85%	1.15%
2004	165	$14.74	$2,438	0.85%	2.73%
2003	169	$14.34	$2,430	0.85%	1.50%
2002	173	$14.13	$2,447	0.85%	8.11%

				(Continued)

JANUS ASPEN BALANCED PORTFOLIO
2006	78	$13.18	$1,025	0.85%	9.83%
2005	40	$12.00	$485	0.85%	7.05%
2004	43	$11.21	$479	0.85%	7.61%
2003	12	$10.42	$127	0.85%	4.21%
JANUS ASPEN FLEXIBLE BOND PORTFOLIO
2006	116	$13.95	$1,619	0.85%	3.33%
2005	116	$13.50	$1,561	0.85%	1.12%
2004	139	$13.35	$1,852	0.85%	3.09%
2003	153	$12.95	$1,984	0.85%	5.49%
2002	182	$12.27	$2,230	0.85%	9.55%
JANUS ASPEN GROWTH & INCOME PORTFOLIO
2006	68	$14.53	$986	0.85%	7.15%
2005	62	$13.56	$837	0.85%	11.42%
2004	38	$12.17	$463	0.85%	10.99%
2003	8	$10.97	$83	0.85%	9.65%
JANUS ASPEN INTERNATIONAL GROWTH PORTFOLIO
2006	50	$24.06	$1,210	0.85%	45.73%
2005	38	$16.51	$622	0.85%	31.24%
2004	25	$12.58	$318	0.85%	17.95%
2003	23	$10.67	$243	0.85%	33.78%
2002	42	$7.98	$333	0.85%	(26.18)%
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO
2006	46	$15.34	$712	0.85%	10.44%
2005	58	$13.89	$808	0.85%	3.35%
2004	92	$13.44	$1,237	0.85%	3.63%
2003	118	$12.96	$1,524	0.85%	30.62%
2002	141	$9.93	$1,396	0.85%	(27.09)%
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO
2006	74	$16.70	$1,229	0.85%	17.28%
2005	87	$14.24	$1,235	0.85%	4.94%
2004	119	$13.57	$1,618	0.85%	3.89%
2003	134	$13.06	$1,746	0.85%	22.95%
2002	168	$10.62	$1,782	0.85%	(26.15)%
NEUBERGER BERMAN AMT REGENCY PORTFOLIO
2006	1	$10.22	$11	0.85%	2.20%

				(Continued)

OPPENHEIMER GLOBAL SECURITIES FUND/VA
2006	90	$19.41	$1,748	0.85%	16.72%
2005	139	$16.63	$2,313	0.85%	13.28%
2004	71	$14.68	$1,040	0.85%	18.16%
2003	37	$12.42	$454	0.85%	24.21%
PIMCO VIT HIGH YIELD FUND
2006	106	$12.84	$1,358	0.85%	8.08%
2005	101	$11.88	$1,199	0.85%	3.21%
2004	67	$11.51	$767	0.85%	8.62%
2003	8	$10.59	$85	0.85%	5.94%
PIMCO VIT LOW DURATION FUND
2006	134	$10.35	$1,391	0.85%	3.09%
2005	141	$10.04	$1,420	0.85%	0.20%
2004	139	$10.02	$1,394	0.85%	0.99%
2003	55	$9.92	$549	0.85%	(0.77)%
PIMCO VIT TOTAL RETURN FUND
2006	146	$10.36	$1,508	0.85%	2.98%
2005	49	$10.06	$492	0.85%	0.60%
PIONEER FUND VCT PORTFOLIO
2006	17	$14.11	$243	0.85%	15.66%
2005	8	$12.20	$96	0.85%	5.26%
2004	8	$11.59	$98	0.85%	6.78%
2003	18	$10.85	$200	0.85%	23.73%
2002	32	$8.77	$279	0.85%	(26.55)%
PIONEER GROWTH OPPORTUNITIES VCT PORTFOLIO
2006	26	$14.79	$383	0.85%	4.67%
2005	32	$14.13	$449	0.85%	5.76%
2004	47	$13.36	$627	0.85%	21.29%
2003	39	$11.01	$430	0.85%	41.74%
2002	33	$7.77	$259	0.85%	(38.19)%
PIONEER MID CAP VALUE VCT PORTFOLIO
2006	0	$10.63	$5	0.85%	6.30%
PIONEER SMALL CAP VALUE VCT PORTFOLIO
2006	19	$18.48	$345	0.85%	11.33%
2005	32	$16.60	$532	0.85%	13.93%
2004	33	$14.57	$476	0.85%	21.28%
2003	15	$12.01	$183	0.85%	20.11%

				(Continued)

PRUDENTIAL SERIES FUND EQUITY PORTFOLIO
2006	70	$11.66	$820	0.85%	11.15%
2005	47	$10.49	$495	0.85%	10.07%
2004	26	$9.53	$248	0.85%	8.59%
2003	1	$8.78	$11	0.85%	30.00%
2002	1	$6.75	$7	0.85%	(23.30)%
SCHWAB MARKETTRACK GROWTH PORTFOLIO II
2006	102	$18.18	$1,855	0.85%	14.05%
2005	93	$15.94	$1,481	0.85%	4.87%
2004	95	$15.20	$1,445	0.85%	10.63%
2003	100	$13.74	$1,368	0.85%	25.90%
2002	98	$10.91	$1,073	0.85%	(16.14)%
SCHWAB MONEY MARKET PORTFOLIO
2006	395	$12.73	$5,028	0.85%	3.75%
2005	482	$12.27	$5,915	0.85%	1.83%
2004	484	$12.05	$5,829	0.85%	0.05%
2003	419	$12.04	$5,045	0.85%	(0.13)%
2002	508	$12.06	$6,125	0.85%	0.50%
SCHWAB S&P 500 INDEX PORTFOLIO
2006	319	$17.54	$5,590	0.85%	14.57%
2005	402	$15.31	$6,156	0.85%	3.87%
2004	383	$14.74	$5,645	0.85%	9.60%
2003	389	$13.45	$5,231	0.85%	27.14%
2002	349	$10.58	$3,687	0.85%	(23.05)%
THIRD AVENUE VALUE PORTFOLIO
2006	22	$10.31	$226	0.85%	3.10%
UNIVERSAL INSTITUTIONAL FUND U.S. REAL ESTATE PORTFOLIO
2006	71	$35.62	$2,521	0.85%	36.89%
2005	58	$26.02	$1,502	0.85%	16.06%
2004	56	$22.42	$1,253	0.85%	35.24%
2003	54	$16.58	$893	0.85%	36.35%
2002	52	$12.16	$635	0.85%	(1.62)%
VAN KAMPEN LIT COMSTOCK
2006	46	$12.23	$562	0.85%	15.38%
2005	14	$10.60	$144	0.85%	6.00%
VAN KAMPEN LIT GROWTH & INCOME
2006	16	$12.69	$201	0.85%	15.26%
2005	13	$11.01	$148	0.85%	10.10%

				(Continued)

WELLS FARGO ADVANTAGE MULTI CAP VALUE FUND
2006	20	$15.31	$312	0.85%	14.77%
2005	28	$13.34	$378	0.85%	15.50%
2004	39	$11.55	$452	0.85%	15.78%
2003	62	$9.97	$623	0.85%	37.23%
2002	89	$7.27	$646	0.85%	(23.79)%
WELLS FARGO ADVANTAGE OPPORTUNITY FUND
2006	8	$10.41	$84	0.85%	4.10%

				(Concluded)

PART C OTHER INFORMATION Item 24. Financial Statements and Exhibits (a) Financial Statements

The financial statements for (i) First Great-West Life & Annuity Insurance Company, formerly Canada Life Insurance Company of New York (“First Great-West”), for the year ended December 31, 2006 and 2005; (ii) First Great-West Life & Annuity Insurance Company for the years ended December 31, 2005 and 2004; and (iii) Variable Annuity-1 Series Account for the years ended December 31, 2006 and 2005 are filed herewith in the Statement of Additional Information contained in Part B.

(b) Exhibits

(1)           Certified copy of resolution of Board of Directors of the First Great-West Life & Annuity Insurance Company establishing Registrant is incorporated by reference to the Registration Statement filed by Variable Annuity-1 Series Account on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(2) Not applicable.

(3)           Underwriting agreement between Depositor and GWFS Equities, Inc. (formerly, BenefitsCorp Equities, Inc.) is incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289).

(4) Form of variable annuity contract is filed herewith.

(5) Form of application is filed herewith.

(6)(a) The Charter of Depositor is incorporated by reference to Registrant’s initial Registration Statement on Form N-4 filed on January 3, 2006 (File No. 333-130820).

(6)(b) The By-Laws of Depositor is incorporated by reference to Registrant’s initial Registration Statement on Form N-4 filed on January 3, 2006 (File No. 333-130820).

(7) Not applicable.

(8)(a)       Participation agreement with AIM Variable Insurance Fund (formerly INVESCO Variable Investment Funds, Inc.) is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(b)      Participation agreement with Alger American Fund is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to participation agreement with Alger American Fund is incorporated by reference to Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289).

(8)(c)       Participation agreement with Alliance Bernstein Variable Products Series Fund, Inc. is incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with Alliance Bernstein Variable Products Series Fund, Inc. is incorporated by reference to the Registrant’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(d)      Participation agreement with American Century Variable Portfolios (formerly, TCI Portfolios, Inc.) is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to participation agreement with American Century Variable Portfolios is incorporated by reference to Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289).

 (8)(e)      Participation agreement with Delaware VIP Trust is incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with Delaware VIP Trust is incorporated by reference to the Registrant’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(f)       Participation agreement with Dreyfus Variable Investment Fund is incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289).

(8)(g)      Participation agreement with DWS Variable Series II (formerly, Scudder Variable Life Investment Fund) is incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289); form of amendment to participation agreement is incorporated by reference to the Registrant’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(h) Participation agreement with Federated Insurance Series is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(i) Participation agreement with Franklin Templeton Variable Insurance Products Trust is filed herewith.

(8)(j)        Participation agreement with Janus Aspen Series (Institutional Class Shares) is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(k)  Participation agreement with Baron Capital Fund Trust (with respect to Capital Asset Fund) is incorporated by reference to Registrant’s Post-Effective Amendment No. 9 to the Registration Statement on Form N-4 filed on April 25, 2003 (File No. 333-25289).

(8)(l)        Participation agreement with Nationwide Variable Insurance Trust (formerly Gartmore Variable Insurance Trust) is incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289).

(8)(m) Participation Agreement with Neuberger Berman Advisers Management Trust is incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on N-4 filed on April 27, 2006 (File No. 333-130820).

(8)(n)      Participation agreement with Oppenheimer Variable Account Funds is incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with Oppenheimer Variable Account Funds is incorporated by reference to the Registrant’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(o)      Participation agreement with PIMCO Variable Insurance Trust is incorporated by reference to Registrant’s Post-Effective Amendment No. 12 to the Registration Statement on Form N-4 filed on March 31, 2004 (File No. 333-25289); form of amendment to participation agreement with PIMCO Variable Insurance Trust is incorporated by reference to the Registrant’s Post-Effective Amendment No. 15 to the Registration Statement, filed on April 29, 2005 (File No. 333-25289).

(8)(p)      Participation agreement with Pioneer Variable Contracts Trust (formerly, SAFECO Resource Trust) is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289).

(8)(q)      Participation agreement with Schwab Annuity Portfolios is incorporated by reference to Registrant’s Initial Registration Statement on Form N-4 filed on April 16, 1997 (File No. 333-25289); amendment to participation agreement with Schwab Annuity Portfolios is incorporated by reference to Registrant’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 filed on April 15, 2002 (File No. 333-25289).

(8)(r) Participation agreement with Seligman Portfolios, Inc. is filed herewith.

(8)(s) Participation agreement with Third Avenue Value Portfolio is incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on N-4 filed on April 27, 2006 (File No. 333-130820).

(8)(t) Participation agreement with Van Kampen Life Investments Trust is incorporated by reference to Registrant’s initial Registration Statement on Form N-4 filed on January 3, 2006 (File No. 333-130820).

(8)(u) Participation agreement with Wells Fargo Variable Trust is filed herewith.

(8)(v) Form of SEC Rule 22c-2 Shareholder Information Amendment is filed herewith.

(9) Opinion of counsel and consent of Beverly A. Byrne, Esq. is filed herewith.

(10)(a) Written Consent of Jorden Burt LLP is filed herewith.

(10)(b) Written Consent of Deloitte & Touche LLP is filed herewith.

(11) Not Applicable.

(12)	Not Applicable.

(13) Powers of Attorney for the Directors are filed herewith.

Item 25.	Directors and Officers of the Depositor

Name	Principal Business Address	Position and Offices with Depositor

M.D. Alazraki	Manatt, Phelps & Phillips, LLP 7 Times Square, 23rd Floor New York, New York 10036	Director

J. Balog	2205 North Southwinds Boulevard Vero Beach, Florida 32963	Director

J.L. Bernbach	32 East 57th Street, 10th Floor New York, NY 10022	Director

O.T. Dackow	(2)	Director

A. Desmarais	(3)	Director

P. Desmarais, Jr.	(3)	Director

R. Gratton	(4)	Director

S.Z. Katz	One New York Plaza New York, New York 10004	Director

W.T. McCallum	(2)	Chairman

R.L. McFeetors	(2)	President and Chief Executive Officer

B.E. Walsh	Saguenay Capital LLC Two Manhattanville Rd, #403 Purchase, New York 10577	Director

S.M. Corbett	(2)	Senior Vice President, Investments

G.R. Derback	(2)	Senior Vice President and Treasurer

T.L. Fouts	(1)	Senior Vice President and Chief Medical Officer

J.R. Gabbert	(5)	Senior Vice President and Healthcare CIO

D.A. Goldin	(1)	Senior Vice President, Healthcare Operations

M.T.G. Graye	(2)	Executive Vice President; Chief Financial Officer

Name	Principal Business Address	Position and Offices with Depositor

W.T. Hoffmann	(2)	Senior Vice President, Investments

C.M. Knackstedt	(1)	Senior Vice President, Healthcare Management

J.L. McCallen	(2)	Senior Vice President and Actuary

G.R. McDonald	(2)	Senior Vice President, Corporate Administration

C.L. McGinness	(6)	Vice President, Operations

C.P. Nelson	(2)	Senior Vice President, Retirement Services

R.F. Rivers	(1)	Executive Vice President, Healthcare

M. Rosebaum	(1)	Senior Vice President, Healthcare Finance

G.E. Seller	(2)	Senior Vice President, Government Markets

R.K. Shaw	(2)	Senior Vice President, Individual Markets

D.L. Stefanson	(1)	Senior Vice President, Healthcare Underwriting

D.L. Wooden	(2)	Executive Vice President, Financial Services

__________________________________________

(1)	8505 East Orchard Road, Greenwood Village, Colorado 80111

(2)	8515 East Orchard Road, Greenwood Village, Colorado 80111

(3)	Power Corporation of Canada, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3

(4)	Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3

(5)	8525 East Orchard Road, Greenwood Village, Colorado 80111

(6)	50 Main Street, 9th Floor, White Plains, New York 10606

Item 26.

I.	OWNERSHIP OF POWER CORPORATION OF CANADA

The following sets out the ownership, based on votes attached to the outstanding voting shares, of Power Corporation of Canada:

Paul G. Desmarais
99% - Pansolo Holding Inc.
100% - 3876357 Canada Inc
100% - 3439496 Canada Inc.
100% - Capucines Investments Corporation
100% - Ramezay Investments Corporation
100% - Ansopolo Investments Corporation
32% - Nordex Inc. (68% also owned directly by Paul G. Desmarais)
94.9% - Gelco Enterprises Ltd. (5.1% also owned directly by Paul G. Desmarais)
54% - Power Corporation of Canada

II.	OWNERSHIP BY POWER CORPORATION OF CANADA

Power Corporation of Canada has a 10% or greater voting interest in the following entities:

A.	Great -West Life & Annuity Insurance Company Group of Companies (U.S. insurance)

Power Corporation of Canada (Canada) – Holding and Management Company
100.0% - 2795957 Canada Inc. (Canada) – Holding Company
100.0% - 171263 Canada Inc. (Canada) – Holding Company
66.4% - Power Financial Corporation (Canada) – Holding Company
70.6% - Great -West Lifeco Inc. (Canada) – Holding Company
100.0% - Great -West Financial (Canada) Inc. (Canada) – Holding Company
100.0% - Great -West Financial (Nova Scotia) Co. (Canada) – Holding Company
100.0% - GWL&A Financial Inc. (Delaware) – Holding Company
60.0% - Great -West Life & Annuity Insurance Capital (Nova Scotia) Co. (Canada) – Holding Company
60.0% - Great -West Life & Annuity Insurance Capital (Nova Scotia) Co. II (Canada) – Holding Company
60.0% - Great -West Life & Annuity Insurance Capital, LLC (Delaware) – Holding Company
60.0% - Great -West Life & Annuity Insurance Capital, LLC II (Delaware) – Holding Company
100.0% - Great -West Life & Annuity Insurance Company (Colorado) – Life and Health Insurance Company
100.0% - First Great -West Life & Annuity Insurance Company (New York) – Life and Health Insurance Company
100.0% - Advised Assets Group, LLC (Colorado) – Investment Advisor
100.0% - Alta Health & Life Insurance Company (Indiana) – Life and Health Insurance Company
100.0% - BenefitsCorp, Inc. (Delaware) – Insurance Agency
100.0% - GWFS Equities, Inc. ( Delaware) – Securities Broker/Dealer
100.0% - BenefitsCorp, Inc. of Wyoming (Wyoming) – Insurance Agency

100.0% - Benefit Management Corp. (Montana) – Holding Company
100.0% - Allegiance Benefit Plan Management, Inc. (Montana) – TPA
100.0% - Allegiance Life & Health Insurance Company, Inc. (Montana) – Life and Health Insurance Company
100.0% - Allegiance COBRA Services, Inc. (Montana) – TPA
100.0% - Allegiance Re, Inc. (Montana) – Captive Insurance Company
100.0% - Allegiance Provider Direct, LLC (Montana) – Network Contracting Services
100.0% - Intermountain Underwriters, Inc. (Montana) – Insurance Agency
100.0% - StarPoint HealthCare, LLC (Montana) – Utilization Review/Case Management
50.0% - Community Health Network, LLC (Montana) – Provider Networking
100.0% - Canada Life Insurance Company of America (Michigan) – Life and Health Insurance Company
100.0% - Great-West Life & Annuity Insurance Company of South Carolina (South Carolina) – Captive Insurance Company
100.0% - National Plan Coordinators of Delaware, Inc. (Delaware) – Third Party
100.0% - Emjay Corporation (Wisconsin) – Third Party Administrator
100.0% - EMJAY Retirement Plan Services, Inc. (Wisconsin) Third Party Administrator
100.0% - Great-West Healthcare Holdings, Inc. (Colorado) – Holding Company
100.0% - Great-West Healthcare, Inc. (Vermont) – Network Contracting, Development and Management
100.0% - Great-West Healthcare of Arizona, Inc. (Arizona) – Health Care Services Organization
100.0% - Great-West Healthcare of California, Inc. (California) – Health Maintenance Organization
100.0% - Great-West Healthcare of Colorado, Inc. (Colorado) – Health Maintenance Organization
100.0% - Great-West Healthcare of Florida, Inc. (Florida) – Health Maintenance Organization
100.0% - Great-West Healthcare of Georgia, Inc. (Georgia) – Health Maintenance Organization
100.0% - Great-West Healthcare of Illinois, Inc. (Illinois) – Health Maintenance Organization
100.0% - Great-West Healthcare of Indiana, Inc. (Indiana) – Health Maintenance Organization
100.0% - Great-West Healthcare of Kansas/Missouri, Inc. (Kansas) – Health Maintenance Organization
100.0% - Great-West Healthcare of Massachusetts, Inc. (Massachusetts) – Health Maintenance Organization
100.0% - Great-West Healthcare of New Jersey, Inc. (New Jersey) – Health Maintenance Organization
100.0% - Great-West Healthcare of North Carolina, Inc. (North Carolina) – Health Maintenance Organization
100.0% - Great-West Healthcare of Ohio, Inc. (Ohio) – Health Maintenance Organization
100.0% - Great-West Healthcare of Oregon, Inc. (Oregon) – Health Maintenance Organization
100.0% - Great-West Healthcare of Pennsylvania, Inc. (Pennsylvania) – Health Maintenance Organization
100.0% - Great-West Healthcare of Tennessee, Inc. (Tennessee) – Health Maintenance Organization
100.0% - Great-West Healthcare of Texas, Inc. (Texas) – Health Maintenance Organization
100.0% - Great-West Healthcare of Washington, Inc. (Washington) – Health Maintenance Organization
100.0% - One Orchard Equities, Inc. (Colorado) Securities Broker/Dealer
100.0% - Mediversal, Inc. (Nevada) – Third Party Administrator
100.0% - Universal Claims Administration (Nevada) – Third Party Administrator
100.0% - FASCore, LLC (Colorado) – Third Party Administrator
100.0% - GWL Properties Inc. (Colorado) – Real Estate Corporation
50.0% - Westkin Properties Ltd. (California) – Real Estate Corporation
100.0% - Great-West Benefit Services, Inc. (Delaware) – Leasing Company
88.89% - Maxim Series Fund, Inc. (Maryland) – Investment Company
100.0% - GW Capital Management, LLC (Colorado) – Investment Advisor
100.0% - Orchard Trust Company, LLC (Colorado) – Trust Company
100.0% - IHN, Inc. (Indiana) - Network Contracting, Development and Management
100.0% - Lottery Receivable Company One LLC (Delaware) – Lottery Annuity Administrator
100.0% - LR Company II, L.L.C. (Delaware) – Lottery Annuity Administrator
100.0% - Singer Collateral Trust IV (Delaware) – Lottery Annuity Administrator
100.0% - Singer Collateral Trust V (Delaware) – Lottery Annuity Administrator

B.	Putnam Investments Group of Companies (Mutual Funds)

Power Corporation of Canada
100.0% - 2795957 Canada Inc.
100.0% - 171263 Canada Inc.
66.4% - Power Financial Corporation
70.5% - Great-West Lifeco Inc.
100.0% - Great-West Financial (Canada) Inc.
100.0% - Great-West Financial (Nova Scotia) Co.
100.0% - Putnam Acquisition Financing Inc.
100.0% - Putnam Acquisition Financing LLC
100.0% - Putnam U.S. Holdings Inc.
100.0% - Putnam Funding Inc.
100.0% - Putnam General Partnership
100.0% - Endeavor Holding LLC
100.0% -Putnam, LLC
99.0% - Putnam Retail Management Limited Partnership (1% owned by Putnam Retail Management GP, Inc.)
100.0% - Putnam Retail Management GP, Inc.
100.0% - Putnam Investment Management, LLC
100.0% - Putnam Advisory Company GP, Inc.
99.0% - Putnam Advisory Company, Limited Partnership (1% owned by Putnam Advisory Company GP, Inc.)
100.0% - The Putnam Advisory Company, LLC
100.0% - Putnam U.S. Holdings I Inc.
100.0% - Putnam U.S. Holdings II Inc
99.0% - Putnam Investment Trust II LP (1% owned by Putnam U.S. Holdings II Inc.)
100.0% - Putnam U.S. Holdings, LLC
84.0% - PanAgora Asset Management, Inc.
100.0% -Putnam GP Inc.
100.0% - PII Holdings, Inc.
99.0% - TH Lee Putnam Equity Managers LP (1% owned by Putnam GP Inc.)
100.0% - Putnam Investor Services, Inc.
100.0% - Putnam Investment Holdings, LLC
100.0% - Putnam Aviation Holdings, LLC
100.0% - Putnam Capital, LLC
100.0% - TH Lee Putnam Capital Management, LLC
100.0% - Putnam Fiduciary Trust Company
100.0% - Great-West Financial Inc.
100.0% - Putnam Investments LLC
100.0% - Putnam International Holdings LLC
100.0% - Putnam Investments Inc. (Canada)
100.0% - Putnam Investments Limited (Ireland)
100.0% - Putnam Investments Australia Pty Limited
100.0% - Putnam Investments Securities Co., Ltd. (Japan)
100.0% - Putnam International Distributors, Ltd. (Cayman)
100.0% - Putnam Investments Argentina S.A.
100.0% - Putnam Investments Limited (U.K.)
100.0% - New Flag UK Holdings Limited
100.0% - New Flag Asset Management (UK)

C. The Great-West Life Assurance Company Group of Companies (Canadian insurance)

Power Corporation of Canada
100.0% - 2795957 Canada Inc.
100.0% - 171263 Canada Inc.
66.4% - Power Financial Corporation
70.5% - Great-West Lifeco Inc.
100.0% - 2142540 Ontario Inc.
100.0% - Great-West Lifeco Finance (Delware) LP
100.0% - Great-West Lifeco Finance (Delaware) LLC
100.0% - 2023308 Ontario Inc.
100.0% - Great-West Life & Annuity Insurance Capital, LP
40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.
40.0% - Great-West Life & Annuity Insurance Capital, LLC
100.0% - Great-West Life & Annuity Insurance Capital, LP II
40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II
40.0% - Great-West Life & Annuity Insurance Capital, LLC II
100.0% - 2023310 Ontario Inc.
100.0% - 2023311 Ontario Inc.
100.0% - 6109756 Canada Inc.
100.0% - The Great-West Life Assurance Company
71.4% - GWL THL Private Equity I Inc. (28.6% owned by The Canada Life Assurance Company)
100.0% - GWL THL Private Equity II Inc.
100.0% - Great-West Investors Holdco Inc.
100.0% - Great-West Investors LLC
100.0% - Great-West Investors LP Inc.
100.0% - Great-West Investors GP Inc.
100.0% - Great-West Investors LP
100.0% - T.H. Lee Interests
100.0% - Gold Circle Insurance Company
100.0% - GWL Realty Advisors Inc.
100.0% - GWL Realty Advisors U.S., Inc.
100.0% - RA Real Estate Inc.
0.1% RMA Real Estate LP
100.0% - Vertica Resident Services Inc.
100.0% - GWL Investment Management Ltd.
100.0% - 801611 Ontario Ltd.
100.0% - 118050 Canada Inc.
100.0% - 1213763 Ontario Inc.
100.0% - 681348 Alberta Ltd.

100.0% - The Owners: Condominium Plan No 8510578
50.0% - 3352200 Canada Inc.
100.0% - 1420731 Ontario Limited
100.0% - 1455250 Ontario Limited
100.0% - CGWLL Inc.
65.0% - The Walmer Road Limited Partnership
50.0% - Laurier House Apartments Limited
100.0% - 2024071 Ontario Limited
100.0% - High Park Bayview Inc.
75.0% - High Park Bayview Limited Partnership
50.0% - KAB Properties Inc.
5.6% - MAM Holdings Inc. (94.4% owned by Mountain Asset Mangement LP)
100.0% - 647679 B.C. Ltd.
70.0% - TGS North American Real Estate Investment Trust
100.0% - TGS Trust
70.0% - RMA Investment Company (Formerly TGS Investment Company)
100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)
100.0% - RMA Property Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)
100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)
100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. (50%)]
100.0% - RMA American Realty Corp.
1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]
99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)
30.0% - SFS Management LLC
100.0% - 1218023 Alberta Ltd.
50% - special shares in RMA (U.S.) Realty LLC (Delaware)
100.0% - 1214931 Alberta Ltd.
50% - special shares in RMA (U.S.) Realty LLC (Delaware)
70.0% - RMA Real Estate LP
100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)
100.0% - S-8025 Holdings Ltd.
100.0% - RMA Properties (Valley Centre) Ltd. (Formerly TGS REIT Properties (Valley Centre) Ltd.
100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.
100.0% - RMA Properties (Tri-Cities) Ltd.(Formerly TGS REIT Properties (Tri-Cities) Ltd.
70.0% - KS Village (Millstream) Inc.
100.0% - London Insurance Group, Inc.
100.0% - Trivest Insurance Network Limited
100.0% - The Motion Picture Bond Company Inc.
100.0% - London Life Insurance Company
30.0% - TGS North American Real Estate Investment Trust
100.0% - TGS Trust

30.0% - RMA Investment Company (Formerly TGS Investment Company)
100.0% - RMAProperty Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)
100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)
100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. 50%)]
100.0% - RMA American Realty Corp.
1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]
99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)
30.0% - SFS Management LLC
100.0% - 1218023 Alberta Ltd.
50% - special shares in RMA (U.S.) Realty LLC (Delaware)
100.0% - 1214931 Alberta Ltd.
50% - special shares in RMA (U.S.) Realty LLC (Delaware)
30.0% - RMA Real Estate LP
100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)
100.0% - S-8025 Holdings Ltd.
100.0% - RMA Properties (Valley Centre) Ltd. (Formerly TGS REIT Properties (Valley Centre) Ltd.
100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.
100.0% - RMA Properties (Tri-Cities) Ltd. (Formerly TGS REIT Properties (Tri-Cities) Ltd.
100.0% - London Capital Management Ltd.
100.0% - 1319399 Ontario Inc.
100.0% - 3853071 Canada Limited
50.0% - Laurier House Apartments Limited
100.0% - 389288 B.C. Ltd.
100.0% - Quadrus Investment Services Ltd.
35.0% - The Walmer Road Limited Partnership
100.0% - 177545 Canada Limited
100.0% - Lonlife Financial Services Limited
88.0% - Neighborhood Dental Services Ltd.
100.0% - Toronto College Park Ltd.
25.0% - Preferred Vision Services Inc.
25.0% - High Park Bayview Limited Partnership
50.0% - KAB Properties Inc.
30.0% - KS Village (Millstream) Inc.
100.0% - London Life Financial Corporation
89.4% - London Reinsurance Group, Inc. (10.6% owned by London Life Insurance Company)
100.0% - London Life & General Reinsurance Co. Ltd.
48.1% Atlas RE II P.L.C.
100.0% - London Life & Casualty Reinsurance Corporation
100.0% - Trabaja Reinsurance Company Ltd.
100.0% - London Life and Casualty (Barbados) Corporation

100.0% - LRG (US), Inc.
100.0% - London Life International Reinsurance Corporation
100.0% - London Life Reinsurance Company
100.0% - HRMP, Inc.
51.0% - Health Reinsurance Management Partnership (Massachusetts)
100.0% - HRMP II, Inc. 49.0% - Health Reinsurance Management Partnership (Massachusetts)
100.0% - Canada Life Financial Corporation
100.0% - The Canada Life Assurance Company
100.0% - Canada Life Brasil LTDA
100.0% - Canada Life Capital Corporation, Inc.
100.0% - Canada Life International Holdings, Limited
100.0% - Canada Life International Services Limited
100.0% - Canada Life International, Limited
100.0% - CLI Institutional Limited
100.0% - Canada Life Irish Holding Company, Limited
100.0% - Lifescape Limited
100.0% - CLAI, Limited
100.0% - The Canada Life Assurance Company of Ireland, Limited
100.0% - Setanta Asset Management Limited
100.0% - Canada Life European Assurance, Limited
100.0% - Canada Life Group Services Limited
100.0% - Canada Life Europe Investment Limited
78.67% - Canada Life Assurance Europe Limited
100.0% - Canada Life Europe Management Services, Limited
21.33% - Canada Life Assurance Europe Limited
100.0% - Canada Life Assurance (Ireland), Limited
100.0% - F.S.D. Investments, Limited
100.0% - Canada Life Pension and Annuities (Ireland), Limited
100.0% - Canada Life International Re, Limited
100.0% - Canada Life Reinsurance International, Ltd.
100.0% - Canada Life Reinsurance, Ltd.
100.0% - The Canada Life Group (U.K.), Limited
100.0% - Canada Life Pension Managers & Trustees, Limited
100.0% - Canada Life Asset Management Limited
100.0% - Canada Life European Real Estate Limited
100.0% - Canada Life Trustee Services (U.K.), Limited
100.0% - CLFIS (U.K.), Limited
100.0% - Canada Life, Limited
100.0% - Canada Life (U.K.), Limited
100.0% - Albany Life Assurance Company, Limited
100.0% - Canada Life Management (U.K.), Limited

100.0% - Canada Life Services (U.K.), Limited
100.0% - Canada Life Fund Managers (U.K.), Limited
100.0% - Canada Life Group Services (U.K.), Limited
100.0% - Canada Life Holdings (U.K.), Limited
100.0% - Canada Life Irish Operations, Limited
100.0% - Canada Life Ireland Holdings, Ltd.
100.0% - 4073649 Canada, Inc. (1 common share owned by 587443 Ontario, Inc.)
100.0% - Canada Life Finance (U.K.), Limited
100.0% - CLH International Capital Management Hungary, LLC.
100.0% - The Canada Life Insurance Company of Canada
100.0% - CLICC GP Inc.
1.0% - Mountain Asset Management LP
99.0% - Mountain Asset Management LP
94.4% - MAM Holdings Inc. (5.6% owned by GWL)
100.0% - Mountain Asset Management LLC
100.0% - Quadrus Distribution Services Ltd.
100.0% - CL Capital Management (Canada), Inc.
100.0% - GRS Securities, Inc.
50.0% - Canadian Worksite Marketing Group, Inc.
100.0% - Classco Benefit Services, Ltd.
50.0% - Canadian Worksite Marketing Group, Inc.
100.0% - 587443 Ontario, Inc.
100.0% - Canada Life Securing Corporation, Inc.
100.0% - Canada Life Mortgage Services, Ltd.
100.0% - Adason Properties, Limited
100.0% - Adason Realty, Ltd.
100.0% - Laketon Investment Management Ltd.
100.0% - Crown Life Insurance Company
100% - Crown America Holding Company

D. IGM Financial Inc. Group of Companies (Canadian mutual funds)

Power Corporation of Canada
100.0% - 2795957 Canada Inc.
100.0% - 171263 Canada Inc.
66.4% - Power Financial Corporation
59.4% - IGM Financial Inc.
100.0% - Investors Group Inc.
100.0% - Investors Group Financial Services Inc.

100.0% - I.G. International Management Limited
100.0% - I.G. Investment Management (Hong Kong) Limited
100.0% - Investors Group Trust Co. Ltd.
100.0% - 391102 B.C. Ltd.
100.0% - Les Services Investors Limitée
100.0% - I.G. Insurance Services Inc.
100.0% - Investors Syndicate Limited
100.0% - Investors Group Securities Inc.
100.0% - I.G. Investment Management, Ltd.
100.0% - Investors Group Investment Management (Quebec) Ltd.
100.0% - Investors Syndicate Property Corp.
100.0% - 2587182 Manitoba Ltd.
100.0% - The Trust Company of London Life
100.0% - I.G. Investment Corp.
100.0% - I.G. (Rockies) Corp.
100.0% - Mackenzie Inc.
100.0% - Mackenzie Financial Corporation
100.0% - Mackenzie 2004 GP Inc.
100.0% - MSP 2005 GP Inc.
100.0% - MFC Fund Corporation
100.0% - M.R.S. Inc.
100.0% - M.R.S. Correspondent Corporation
100.0% - M.R.S. Securities Services Inc.
100.0% - Execuhold Investment Limited
100.0% - Winfund Software Corp.
100.0% - M.R.S. Trust Company
100.0% - Anacle I Corporation
100.0% - Anacle II Corporation
100.0% - Mackenzie M.E.F. Management Inc.
100.0% - Canterbury Common Inc.
100.0% - Mackenzie Financial Services Inc.
100.0% - Mackenzie Financial Capital Corporation
100.0% - Quadrus Corporate Class Inc.
75.5% - Investment Planning Counsel Inc.
100.0% - IPC Financial Network Inc.
100.0% - Investment Planning Counsel of Canada Limited
100.0% - IPC Portfolio Management Ltd.
100.0% - IPC Investment Corporation
100.0% - 579641 BC Ltd.
100.0% - 9132-2155 Quebec Inc.
100.0% - Counsel Group of Funds Inc.

100.0% - IPC Save Inc.
100.0% - 576928 BC Ltd.
100.0% - 1275279 Ontario Inc.
50.0% - IPC Estate Services Inc.
50.0% - IPC Estate Services Inc.
100.0% - IPC Securities Corporation

E.	Pargesa Holding S.A. Group of Companies (European investments)

Power Corporation of Canada
100.0% - 2795957 Canada Inc.
100.0% - 171263 Canada Inc.
66.4% - Power Financial Corporation
100.0% - 3411893 Canada Inc.
100.0% - Power Financial Europe B.V.
50.0% - Parjointco N.V.
61.4% - Pargesa Holding S.A.
100.0% - Pargesa Netherlands B.V.
42.5% - Imerys
50.0% - Groupe Bruxelles Lambert
20.7% - Imerys
6.9% - Total
11.5% - Suez
51.2% - Belgian Securities BV
100.0% - Brussels Securities
48.8% - Belgian Securities BV
100.0% - GBL Participations
98.8% - Sagerpar
50.0% - GBL Coordination Center
50.0% - GBL Coordination Center
100.0% - GBL Finance SA Holding
100.0% - GBL Overseas Finance NV
100.0% - Immobilière Rue de Namur Sàrl
100.0% - GBL Verwaltung Sàrl
25.0% - Bertelsmann AG
100.0% - GBL Verwaltung GmbH
100.0% - Finance et Participation en liquidation (Finpar)
100.0% - Orior Holding S.A.
100.0% - Fivaz & Cie SA
100.0% - Ormond GmbH
95.9% - Orior Food SA

100.0% - Pargesa Luxembourg S.A.
100.0% - SFPG
100.0% - SIB Huston

F.	Gesca Ltée Group of Companies (Canadian communications)

Power Corporation of Canada
100.0% - Gesca Ltée
100.0% - 3846521 Canada Inc.
100.0% - 3846539 Canada Inc.
100.0% - Les Journaux Trans-Canada (1996) Inc.
100.0% - La Presse, Ltée
100.0% - Probec 5 Ltée
20.0% - 3859282 Canada Inc.
100.0% - Les Éditions Gesca Ltée
100% - Les Productions La Presse Télé Ltée
100.0% - La Presse Télé Ltée
100.0% - La Presse Télé II Ltée
100.0% - La Presse Télé III Ltée
100.0% - Septembre Editeur, S.E.N.C.
100.0% - 3819787 Canada Inc.
100.0% - 3970965 Canada Inc.
100.0% - 3834310 Canada Inc.
100.0% - 3911322 Canada Inc.
20.0% - Workopolis Canada
100.0% - 3855082 Canada Inc.
100.0% - Cyberpresse Inc.

G.	Power Corporation (International) Limited Group of Companies (Asian investments)

Power Corporation of Canada
100.0% - Power Corporation (International) Limited
100.0% - Power Pacific Corporation Limited
25.0% - Barrick Power Gold Corporation of China Limited
50.0% - Bombardier Power (Mauritius) Limited
50.0% - Bombardier Sifang Power (Qingdao) Transportation Ltd.
50.0% - Bombardier CPC Propulsion System Co. Ltd
100.0% - Bombardier Railway Transportation Equipment (Shanghai)
50.0% - Chang Chun Bombardier Railway Vehicle Co. Ltd
100.0% - Power Pacific Mauritius Limited

100.0% - Power Pacific Equities Limited
10.4% - Chengwei Ventures Fund I, LP

H.	Other Companies

Power Corporation of Canada
100.0% - 152245 Canada Inc.
100.0% - Gelprim Inc.
100.0% - 3121011 Canada Inc.
100.0% - Power Technology Investment Corporation
100.0% - Power Tek, LLC
50.0% - Picchio Pharma Inc.
100.0% - Picchio Holdings Inc.
23.3% - Virochem Pharma Inc.
100.0% - P.P. Luxco Holdings Sàrl
49.9% - Sunset Holdings S.A.
21.6% - Adaltis Inc.
100.0% - P.P. Luxco Holdings II Sàrl
26.4% - Neurochem Inc.
11.9% - 4166591 Canada Inc.
36.5% - Innodia Inc.
11.9% - 4166591 Canada Inc.
100.0% - Picchio Pharma (Asia) Ltd.
1.7% - Adaltis Inc.
100.0% - Picchio Pharma Advisory Inc.
100.0% - Power Communications Inc.
100.0% - Jolliet Energy Resources Inc.
100.0% - 3540529 Canada Inc.
100.0% - Brazeau River Resources Investment Inc..
100.0% - PCC Industrial (1993) Corporation
100.0% - Power Corporation International
100.0% - 3249531 Canada Inc.
100.0% - Power Corporation of Canada Inc.
100.0% - PL S.A.
100.0% - 4190297 Canada Inc.
100.0% - Sodesm International Limited
100.0% - Sodesm Properties Limited
100.0% - Marquette Communications (1997) Corporation
100.0% - Sagard S.A.S.

Item 27.   Number of Contract owners

                As of October 31, 2007 there were 0 Contract owners; 0 were in non-qualified accounts and 0 in IRAs.

Item 28.   Indemnification

                Provisions exist under the laws of the state of New York and the Bylaws of First Great-West whereby First Great-West may indemnify a director, officer, or controlling person of First Great-West against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

New York Corporate Code

Section 721. Nonexclusivity of statutory provisions for indemnification of directors and officers.

The indemnification and advancement of expenses granted pursuant to, or provided by, this article shall not be deemed exclusive of any other rights to which a director or officer seeking indemnification or advancement of expenses may be entitled, whether contained in the certificate of incorporation or the by-laws or, when authorized by such certificate of incorporation or by-laws, (i) a resolution of shareholders, (ii) a resolution of directors, or (iii) an agreement providing for such indemnification, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled. Nothing contained in this article shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Section 722. Authorization for indemnification of directors and officers.

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person’s duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

Section 723. Payment of indemnification other than by court award.

(a) A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in section 722 shall be entitled to indemnification as authorized in such section.

(b) Except as provided in paragraph (a), any indemnification under section 722 or otherwise permitted by section 721, unless ordered by a court under section 724 (Indemnification of directors and officers by a court), shall be made by the corporation, only if authorized in the specific case:

(1) By the board acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in section 722 or established pursuant to section 721, as the case may be, or,

(2) If a quorum under subparagraph (1) is not obtainable or, even if obtainable, a quorum of disinterested directors so directs; (A) By the board upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in such sections has been met by such director or officer, or (B) By the shareholders upon a finding that the director or officer has met the applicable standard of conduct set forth in such sections.

(c) Expenses incurred in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount as, and to the extent, required by paragraph (a) of section 725.

Section 724. Indemnification of directors and officers by a court.

(a) Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary resolution of the board or of the shareholders in the specific case under section 723 (Payment of indemnification other than by court award), indemnification shall be awarded by a court to the extent authorized under section 722 (Authorization for indemnification of directors and officers), and paragraph (a) of section 723. Application therefor may be made, in every case, either:

(1) In the civil action or proceeding in which the expenses were incurred or other amounts were paid, or

(2) To the supreme court in a separate proceeding, in which case the application shall set forth the disposition of any previous application made to any court for the same or similar relief and also reasonable cause for the failure to make application for such relief in the action or proceeding in which the expenses were incurred or other amounts were paid.

(b) The application shall be made in such manner and form as may be required by the applicable rules of court or, in the absence thereof, by direction of a court to which it is made. Such application shall be upon notice to the corporation. The court may also direct that notice be given at the expense of the corporation to the shareholders and such other persons as it may designate in such manner as it may require.

(c) Where indemnification is sought by judicial action, the court may allow a person such reasonable expenses, including attorneys’ fees, during the pendency of the litigation as are necessary in connection with his defense therein, if the court shall find that the defendant has by his pleadings or during the course of the litigation raised genuine issues of fact or law.

Section 725. Other provisions affecting indemnification of directors and officers.

(a) All expenses incurred in defending a civil or criminal action or proceeding which are advanced by the corporation under paragraph (c) of section 723 (Payment of indemnification other than by court award) or allowed by a court under paragraph (c) of section 724 (Indemnification of directors and officers by a court) shall be repaid in case the person receiving such advancement or allowance is ultimately found, under the procedure set forth in this article, not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced by the corporation or allowed by the court exceed the indemnification to which he is entitled.

(b) No indemnification, advancement or allowance shall be made under this article in any circumstance where it appears:

(1) That the indemnification would be inconsistent with the law of the jurisdiction of incorporation of a foreign corporation which prohibits or otherwise limits such indemnification;

(2) That the indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law, a resolution of the board or of the shareholders, an agreement or other proper corporate action, in effect at the time of the accrual of the alleged cause of action asserted in the threatened or pending action or proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(3) If there has been a settlement approved by the court, that the indemnification would be inconsistent with any condition with respect to indemnification expressly imposed by the court in approving the settlement.

(c) If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or action by the shareholders, the corporation shall, not later than the next annual meeting of shareholders unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

(d) If any action with respect to indemnification of directors and officers is taken by way of amendment of the by-laws, resolution of directors, or by agreement, then the corporation shall, not later than the next annual meeting of shareholders, unless such meeting is held within three months from the date of such action, and, in any event, within fifteen months from the date of such action, mail to its shareholders of record at the time entitled to vote for the election of directors a statement specifying the action taken.

(e) Any notification required to be made pursuant to the foregoing paragraph (c) or (d) of this section by any domestic mutual insurer shall be satisfied by compliance with the corresponding provisions of section one thousand two hundred sixteen of the insurance law.

(f) The provisions of this article relating to indemnification of directors and officers and insurance therefor shall apply to domestic corporations and foreign corporations doing business in this state, except as provided in section 1320 (Exemption from certain provisions).

Section 726. Insurance for indemnification of directors and officers.

(a) Subject to paragraph (b), a corporation shall have power to purchase and maintain insurance:

(1) To indemnify the corporation for any obligation which it incurs as a result of the indemnification of directors and officers under the provisions of this article, and

(2) To indemnify directors and officers in instances in which they may be indemnified by the corporation under the provisions of this article, and

(3) To indemnify directors and officers in instances in which they may not otherwise be indemnified by the corporation under the provisions of this article provided the contract of insurance covering such directors and officers provides, in a manner acceptable to the superintendent of insurance, for a retention amount and for co-insurance.

(b) No insurance under paragraph (a) may provide for any payment, other than cost of defense, to or on behalf of any director or officer:

(1) if a judgment or other final adjudication adverse to the insured director or officer establishes that his acts of active and deliberate dishonesty were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled, or

(2) in relation to any risk the insurance of which is prohibited under the insurance law of this state.

(c) Insurance under any or all subparagraphs of paragraph (a) may be included in a single contract or supplement thereto. Retrospective rated contracts are prohibited.

(d) The corporation shall, within the time and to the persons provided in paragraph (c) of section 725 (Other provisions affecting indemnification of directors or officers), mail a statement in respect of any insurance it has purchased or renewed under this section, specifying the insurance carrier, date of the contract, cost of the insurance, corporate positions insured, and a statement explaining all sums, not previously reported in a statement to shareholders, paid under any indemnification insurance contract.

(e) This section is the public policy of this state to spread the risk of corporate management, notwithstanding any other general or special law of this state or of any other jurisdiction including the federal government.

Bylaws of First Great-West

ARTICLE II, SECTION 11. Indemnification of Directors. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of the corporation or any member or officer of any Committee, and his or her heirs, executors, and administrators, from and against all claims, liabilities, costs, charges, and expenses whatsoever that any such Director, Officer, employee, or any such member or officer sustains or incurs in or about any action, suit, or proceeding that is brought, commenced, or prosecuted against him or her for or in respect of any act, deed, matter, or thing whatsoever, made, done, or permitted by him or her in or about the execution of the duties of his or her office or employment with the corporation, in or about the execution of his or her duties as a Director or Officer of another company which he or she so serves at the request and on behalf of the corporation, or in or about the execution of his or her duties as a member or officer of any such Committee, and all other claims, liabilities, costs, charges, and expenses that he or she sustains or incurs, in or about or in relation to any such duties or the affairs of the corporation, the affairs of such other company which he or she so serves or the affairs of such Committee, except such claims, liabilities, costs, charges, or expenses as are occasioned by acts or omissions which were in bad faith, involved intentional misconduct, a violation of the New York Insurance Law or a knowing violation of any other law or which resulted in such person personally gaining in fact a financial profit or other advantage to which he or she was not entitled. The corporation may, by resolution of the Board of Directors, indemnify and save harmless out of the funds of the corporation to the extent permitted by applicable law, any Director, Officer, or employee of any subsidiary corporation of the corporation on the same basis and within the same constraints as described in the preceding sentence. No payment of indemnification shall be made unless notice has been filed with the Superintendent of Insurance pursuant to Section 1216 of the New York Insurance Law.

Item 29.       Principal Underwriter

(a)  GWFS Equities, Inc. (“GWFS”) is the distributor of securities of the Registrant. In addition to the Registrant, GWFS also serves as distributor or principal underwriter for Maxim Series Fund, Inc., an open-end management investment company, and the Great-West Life & Annuity Insurance Company Variable Annuity-1 Series Account, Maxim Series Account, FutureFunds Series Account, COLI VUL – 2 Series Account and COLI VUL - 4 Series Account of Great-West Life & Annuity Insurance Company and COLI VUL - 2 Series Account of First Great-West Life & Annuity Insurance Company.

(b) Directors and Officers of GWFS

Name	Principal Business Address	Position and Offices with Underwriter

C.P Nelson	8515 East Orchard Road Greenwood Village, CO 80111	Chairman, President and Chief Executive Officer

G.E. Seller	18101 Von Karman Ave. Suite 1460 Irvine, CA 92715	Director and Senior Vice President

R.K. Shaw	8515 East Orchard Road Greenwood Village, CO 80111	Director

G.R. McDonald	8515 East Orchard Road Greenwood Village, CO 80111	Director

M.R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Senior Vice President

W.S. Harmon	8515 East Orchard Road Greenwood Village, CO 80111	Director and Vice President

K.A. Morris	500 North Central, Suite 220 Glendale, CA 91203	Vice President

J. C. Luttges	8515 East Orchard Road Greenwood Village, CO 80111	Vice President

R. Meyer	8515 East Orchard Road Greenwood Village, CO 80111	Vice President, Taxation

G.R. Derback	8515 East Orchard Road Greenwood Village, CO 80111	Treasurer

B.A. Byrne	8525 East Orchard Road Greenwood Village, CO 80111	Secretary and Chief Compliance Officer

D.K. Cohen	8515 East Orchard Road Greenwood Village, CO 80111	Assistance Vice President, Taxation

T. L. Luiz	8515 East Orchard Road Greenwood Village, CO 80111	Compliance Officer

M.C. Maiers	8515 East Orchard Road	Investments Compliance Officer
Greenwood Village, CO 80111

(c) Commissions and other compensation received by Principal Underwriter during Registrant’s last fiscal year:
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation

GWFS	-0-	-0-	-0-	-0-

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through Great-West Life & Annuity Insurance Company, 8515 East Orchard Road, Greenwood Village, Colorado 80111.

Item 31. Management Services Not Applicable. Item 32. Undertakings

(a)
Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)
Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d)
Depositor represents the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Depositor.

                SIGNATURES

                As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Greenwood Village, State of Colorado, on this 30th day of November 2007.

VARIABLE ANNUITY-1 SERIES
ACCOUNT
(Registrant)

By:	/s/ Raymond L. McFeetors

Raymond L. McFeetors, President and Chief Executive Officer of First Great-West Life & Annuity Insurance Company

FIRST GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

By:	/s/ Raymond L. McFeetors

Raymond L. McFeetors President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ W. T. McCallum

W. T. McCallum*	Chairman of the Board	November 30, 2007

/s/ R. L. McFeetors

R. L. McFeetors	Director, President and Chief Executive Officer	November 30, 2007

/s/ M. T. G. Graye

M. T. G. Graye	Executive Vice President and Chief Financial Officer	November 30, 2007

/s/ M. D. Alazraki

M. D. Alazraki*	Director	November 30, 2007

/s/ J. Balog

J. Balog*	Director	November 30, 2007

Signature	Title	Date

J. L. Bernbach	Director

/s/ O. T. Dackow

O. T. Dackow*	Director	November 30, 2007

/s/ A. Desmarais

A. Desmarais*	Director	November 30, 2007

/s/ P. Desmarais, Jr.

P. Desmarais, Jr.*	Director	November 30, 2007

/s/ R. Gratton

R. Gratton*	Director	November 30, 2007

/s/ S. Z. Katz

S. Z. Katz*	Director	November 30, 2007

/s/ B. E. Walsh

B. E. Walsh*	Director	November 30, 2007

*By:	/s/ R. G. Schultz

	R. G. Schultz,	November 30, 2007
Attorney-in-fact pursuant to Powers of Attorney filed herewith.